

NASDAQ: STGW

2024
ANNUAL
REPORT

APRIL 2025



Stagwell

is the *Goldilocks* company designed for the modern marketer

LARGE ENOUGH TO SERVICE THE LARGEST CLIENTS HOLISTICALLY AND **AT SCALE** AROUND THE GLOBE

NIMBLE ENOUGH TO **INNOVATE AT THE DIGITAL FRONTIER** AND TRANSFORM BRAND EXPERIENCES

WITH A DIFFERENTIATED COMBINATION OF **CREATIVE AND TECH** IN THE MARKET, DRIVING **INDUSTRY-LEADING GROWTH**

2024 BY THE NUMBERS

$314M
GAAP REVENUE GROWTH
(12% INCREASE FROM 2023)

$2.3B
NET REVENUE
(7% INCREASE FROM 2023)

12%
REVENUE GROWTH YOY

$382M
NET NEW BUSINESS IN 2024
(41% INCREASE FROM 2023)

6%
INTERNATIONAL
NET REVENUE GROWTH YOY

11
ANNOUNCED ACQUISITIONS
TO BOLSTER GLOBAL FOOTPRINT AND CAPABILITIES

3
NEW REGIONAL HUBS
IN LONDON, CHICAGO, AND TORONTO

19%
STAGWELL MARKETING CLOUD
REVENUE GROWTH

$25M
AVERAGE SIZE OF
OUR TOP 25 CLIENTS
($40M AVERAGE SIZE OF TOP 10 CLIENT)

13%
DIGITAL TRANSFORMATION
REVENUE GROWTH

JANUARY 2024

Team Epiphany acquisition announced

ARound and Immersal forge partnership

FEBRUARY 2024

Stagwell delivers standout work around Super Bowl LVIII

Risk and Reputation launches monthly webinars

Sidekick acquisition announced

What's Next Partners acquisition announced

MARCH 2024

Stagwell Marketing Cloud launches Unlock Surveys

Ad Age recognizes 72andSunny, Code and Theory, Colle McVoy, and Team Epiphany with A-List Awards

APRIL 2024

Stagwell opens EMEA HQ in London

PROS acquisition announced

MAY 2024

Future of News hosts first summit with landmark U.S. News Advertising Study

Stagwell opens Chicago hub

Luxine Relations Publiques acquisition announced

JUNE 2024

Stagwell hosts second annual SPORT BEACH at the Cannes Lions Festival of Creativity, collecting 14 Lion Awards and 2 Grand Prix

ARound launches Anywhere AR

Stagwell launches new AI-powered capabilities, built with Google Cloud

STAGWELL GREW SHARE IN THE MARKETING SERVICES INDUSTRY

JULY 2024

Business Traveller acquisition announced

BERA acquisition announced

LEADERS acquisition announced

Left Field Labs and Instrument join Code and Theory Network

AUGUST 2024

Stagwell celebrates 3-year anniversary as public company

ARound unveils first-ever in-stadium experience in Major League Soccer with partners Minnesota United FC and Target

Consulum acquisition announced

Stagwell work features prominently in Paris Olympic Games

Stagwell agencies launch Just the Facts series with USAFacts

SEPTEMBER 2024

Future of News goes international with London summit

Sunil John joins Stagwell MENA Leadership

OCTOBER 2024

Mark Penn delivers keynote speech at ANA Masters of Marketing conference

Stagwell opens Toronto hub

Stagwell named Global Lead for creative campaigns and social content at Adobe

ARound and Los Angeles Rams partner with Princess Cruises and Uber Eats

Mark Penn presents global CEO survey at Future Investment Initiative (FII) 8th Edition 2024 Summit in Riyadh

NOVEMBER 2024

2024 US Presidential Election

Goodstuff Media Showcase

Stagwell activates at Web Summit with mainstage appearances in Lisbon

DECEMBER 2024

UNICEPTA acquisition announced

Create. Group acquisition announced

IN 2024 AND PUSHED THE BOUNDARIES OF DIGITAL INNOVATION.

Dear Investors,

I founded Stagwell in 2015 to serve as a digital-first challenger to the old, bureaucratic advertising holding companies. Today, Stagwell is the fastest-growing major advertising holding company in the world, with a plan to achieve $5 billion in annual revenue by the end of 2029. We are a global network spanning 45+ countries, differentiated by collaboration, client service, and our compelling blend of creative and technology. A machine for the modern marketer.

In 2024, Stagwell established itself as the Goldilocks company and partner of choice. Our 2024 results saw a revenue increase of 12% year-over-year ("YoY") to $2.84 billion and net revenue growth of 7% YoY to $2.30 billion. Adjusted EBITDA rose 14% YoY to $411 million, reflecting our operational excellence and strategic expansion. Three years ago, many doubted we would be here at this nearly $3 billion level, but today we are ahead of the pack.

Key actions aligned with our core strategic pillars drove our breakthrough performance: digital transformation, integrated services, global expansion, and strategic growth.

DIGITAL: *Acceleration in Digital Transformation and Continued Investments in AI*

Stagwell's expertise in digital transformation and our cutting-edge tools allowed us to thrive in 2024 when companies resumed digital investments after a cautious 2023. Digital accounted for 53% of FY24 revenue.

We saw a rebound followed by an acceleration in our Digital Transformation businesses in 2024, with digital transformation revenue growth of 13% in FY24. Our Code and Theory Network's engineering expertise and creative ability led transformational work for clients. For example, Code and Theory debuted their anticipatory AI tool, ContextLens, during the U.S. presidential election, adding interactive visuals to polling data for Real Clear Politics. Left Field Labs' work with Google for their "Best Phones Forever" series turned a traditional campaign into an interactive, AI-powered fan experience.

Scan the QR code to learn more about the work.

Our investments in digital tools for marketers also continued to drive results. Stagwell Marketing Cloud revenue grew 19% YoY. PRophet, Stagwell Marketing Cloud's AI-powered PR tool, helped Sloane & Company increase media coverage, and Unlock Surveys addressed shortcomings with existing survey panels in the US, Canada, and the UK. Scan the QR code to learn more about how our digital tools help marketers.

INTEGRATED: *Record-Breaking New Business Wins and Strong Advocacy Growth*

Stagwell's new business wins broke company records in 2024, with $382 million of net new business.[1] In Q4 alone, we posted $102 million in net new business and saw an 85% YoY increase in the total number of wins. Major expansions with Starbucks, Target, and Visa reinforced our growing market presence and ability to secure larger mandates across our integrated service offerings. Our average top 25 client relationship size is now $25 million. And Adobe's selection of Stagwell as its Global Lead for Creative Campaigns & Social Content proved our integrated offering resonates with global companies.

In addition, we took advantage of an unprecedented U.S. election cycle for strong advocacy growth – an important differentiator in Stagwell's business mix. Advocacy revenue grew 72% YoY in FY 24. Targeted Victory raised $400 million for more than 100 political clients, while SKDK produced 87 million mail pieces, over 3,000 scripts, 1,000 ads, and 100 film shoots. Wonder Cave, Stagwell's AI-powered text messaging platform, powered 500 organizations, sending 4 billion+ texts for fundraising, voter outreach, and get-out-the-vote initiatives.

Our agencies also worked together to drive new business opportunities and raise our visibility in the industry. SPORT BEACH, our flagship sports business destination at Cannes Lions International Festival of Creativity, was once again a success, gathering over 7,000 attendees, 114 brands, and 29 star athletes. Code and Theory also built a seamless web and app experience to elevate the guest experience. Check out sportbeach.com or your app store for more.

[1] Net New Business: Estimate of annualized revenue for new wins less annualized revenue for losses incurred in the period.

GLOBAL: *Growing Our Footprint in MENA and APAC*

We made progress in cementing our footprint in the Middle East and North Africa (MENA) and Asia-Pacific (APAC) regions in 2024, better positioning us to support our clients worldwide. We launched hubs in London and Toronto to enhance cross-agency collaboration. And we continued to grow our Global Affiliate Network to reach more brands, with over 90 affiliate partners spanning 26 additional countries outside our agency network as of December 31, 2024.

Our strategic expansion strengthened our ability to tailor our services to regional markets. Instrument helped Salesforce tailor campaigns to Indian mid-market businesses. Assembly teamed up with Lenovo to launch the Aura Edition AI PC and engage young creators in the UK. Anomaly evolved Visa's storied brand presence around the globe. Scan the QR code to see more of our global work.

STRATEGIC: *Expanding Our Geographical Reach and Capabilities*

Our aggressive M&A strategy drove 11 announced acquisitions in 2024. Create. Group, Consulum, and LEADERS strengthened our MENA presence. UNICEPTA and BERA enhanced Stagwell Marketing Cloud. Business Traveller, Luxine Relations Publiques, PROS, What's Next, Sidekick, and Team Epiphany added social, experiential, and multicultural expertise across key markets in the Americas and Europe.

We invested significantly in MENA, expanding our presence through acquisitions in the market and appointing a dedicated regional leadership team. We now have offices in Dubai, Cairo, and Riyadh, with our acquired agencies joining Assembly and Forsman & Bodenfors in the region. MENA is central to our goal of doubling revenue contribution from outside North America. The region saw net revenue growth of over 150% YoY in 2024, and regional headcount is now over 500.

> "2024 was a breakthrough year for Stagwell. We are poised to continue next-level growth, scale, and innovation in 2025."

Mark Penn
Chairman & CEO, Stagwell

WHAT'S AHEAD

We believe Stagwell is now entering Phase II of our growth journey with clear momentum and a defined vision. Our "5 x 5" plan – a strategic roadmap to achieve $5 billion in revenue and $1 billion in adjusted EBITDA within five years, with no expansion of debt ratios – is focused on growth, scale, and innovation.

Our journey to execute this plan is well underway. In a dynamic marketplace transformed by AI and changing client demands, we are continuing to stay ahead as the Goldilocks company. Stagwell's blend of pioneering capabilities, geographical scale, and meaningful size positions us to continue setting new benchmarks for performance, creativity, and client success. We believe Stagwell is poised to continue next-level growth, scale, and innovation in 2025.

Scan the QR code to explore additional case studies that show how Stagwell and our award-winning agencies drove impactful results for clients throughout 2024.





Mark Penn,
Chairman & CEO, Stagwell

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File Number: 001-13718

STAGWELL

Stagwell Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-1390679**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One World Trade Center, Floor 65 New York, New York	**10007**
(Address of principal executive offices)	(Zip Code)

(646) 429-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	STGW	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of the registrant held by non-affiliates as of June 30, 2024, was approximately $594.0 million.

The number of shares of common stock outstanding as of March 3, 2025, was 115,014,948 shares of Class A Common Stock and 151,648,741 shares of Class C Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated.

STAGWELL INC.

TABLE OF CONTENTS

EXPLANATORY NOTE

References in this Form 10-K to "Stagwell," "we," "us," "our" and the "Company" refer to Stagwell Inc. and its direct and indirect subsidiaries, unless the context otherwise requires or otherwise is expressly stated.

All dollar amounts are stated in U.S. dollars unless otherwise stated.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's representatives may also make forward-looking statements orally or in writing from time to time. Statements in this document that are not historical facts, including, statements about the Company's beliefs and expectations, future financial performance, growth, and future prospects, the Company's strategy, business and economic trends and growth, technological leadership and differentiation, potential and completed acquisitions, anticipated and actual operating efficiencies and synergies and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Forward-looking statements, which are generally denoted by words such as "ability," "aim," "anticipate," "assume," "believe," "build," "consider," "continue," "could," "create," "develop," "drive," "estimate," "expect," "focus," "forecast," "foresee," "future," "goal," "guidance," "in development," "intend," "likely," "look," "maintain," "may," "ongoing," "opportunity," "outlook," "plan," "possible," "potential," "predict," "probable," "project," "should," "target," "will," "would" or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section.

Forward-looking statements in this document are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to general business, economic and market conditions, the competitive environment, anticipated and unanticipated tax consequences and anticipated and unanticipated costs. These forward-looking statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this section. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company's control. Therefore, you should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

- risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients;

- demand for the Company's services, which may precipitate or exacerbate other risks and uncertainties;

- inflation and actions taken by central banks to counter inflation;

- the Company's ability to attract new clients and retain existing clients;

- the impact of a reduction in client spending and changes in client advertising, marketing and corporate communications requirements;

- financial failure of the Company's clients;

- the Company's ability to retain and attract key employees;

- the Company's ability to compete in the markets in which it operates;

- the Company's ability to achieve its cost saving initiatives;

- the Company's implementation of strategic initiatives;

- the Company's ability to remain in compliance with its debt agreements and the Company's ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;

- the Company's ability to manage its growth effectively;

- the Company's ability to identify and complete acquisitions or other strategic transactions that complement and expand the Company's business capabilities and successfully integrate newly acquired businesses into the Company's operations, retain key employees, and realize expected cost savings, synergies and other related anticipated benefits within the expected time period;

- the Company's ability to identify and complete divestitures and to achieve the anticipated benefits therefrom;

- the Company's ability to develop products incorporating new technologies, including augmented reality, artificial intelligence, and virtual reality, and realize benefits from such products;

- the Company's use of artificial intelligence, including generative artificial intelligence;

- adverse tax consequences for the Company, its operations and its stockholders, that may differ from the expectations of the Company, including that future changes in tax laws, potential increases to corporate tax rates in the United States and disagreements with tax authorities on the Company's determinations that may result in increased tax costs;

- adverse tax consequences in connection with the business combination that formed the Company in August 2021, including the incurrence of material Canadian federal income tax (including material "emigration tax");

- the Company's ability to maintain an effective system of internal control over financial reporting, including the risk that the Company's internal controls will fail to detect misstatements in its financial statements;

- the Company's ability to accurately forecast its future financial performance and provide accurate guidance;

- the Company's ability to protect client data from security incidents or cyberattacks;

- economic disruptions resulting from war and other geopolitical tensions (such as the ongoing military conflicts between Russia and Ukraine and in the Middle East), terrorist activities, natural disasters, and public health events;

- stock price volatility; and

- foreign currency fluctuations.

Investors should carefully consider these risk factors, the additional risk factors outlined under the caption "Risk Factors" in this Form 10-K, and in the Company's other filings with the Securities and Exchange Commission (the "SEC") which are accessible on the SEC's website at www.sec.gov.

PART I

Item 1.   Business

About Us

Stagwell Inc. is the challenger network built to transform marketing. Stagwell delivers scaled creative performance for some of the world's most ambitious brands, connecting culture-moving creativity with leading-edge technology to harmonize the art and science of marketing. Led by entrepreneurs, our specialists in over 40 countries are unified under a single purpose: to drive effectiveness and improve business results for our more than 4,500 clients as of December 31, 2024.

Since 2021, Stagwell's standing in the industry has grown as customers have increasingly recognized our agencies' outstanding work — leading to accelerating net new business trends — and as we have invested in augmenting our capabilities and geographical reach. Throughout our growth, we have maintained a collaborative spirit that is integral to the Stagwell DNA. We believe our ability to work across business lines and geographies gives us a competitive advantage relative to many of the legacy holding company competitors. While Stagwell is still focused on growth, we believe we have the right scale, scope, and size to meet the needs of marketers worldwide. Our award-winning work and new business wins are evidence that our "Goldilocks" (not too big, not too small) offering resonates with clients.

Stagwell offers the capabilities marketers need in the digital age: Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, Creativity & Communications, and "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools within the Stagwell Marketing Cloud Group. Our global scale allows us to compete for many of the largest marketing contracts available, including multi-regional contracts with annual fees of more than $10 million. Stagwell operates in a highly competitive and fragmented industry, but we believe we have a distinct advantage given our digital composition and its alignment with the broader marketplace. Additionally, the Stagwell Marketing Cloud, our proprietary suite of SaaS and DaaS technology solutions, is designed for modern marketers and includes applications across the marketing value chain — research and insights, communications technology, media studios and advanced media platforms (including augmented reality ("AR")). Stagwell provides a suite of marketing services that serve marketers' needs as well as self-service technology-driven solutions for in-house marketers. Through the Stagwell Marketing Cloud, Stagwell is investing in the frontiers of marketing, with technology products that fuel artificial intelligence ("AI") for content creation, "instant" market research, and for communications professionals and AR experiences for stadium goers and live events. This is a key part of the future strategy for the company.

Stagwell has grown through a combination of organic growth and investment. Beginning with a single company in 2015, Stagwell focused on the fastest-growing area of marketing: digital services. Between 2015 and 2021, we acquired companies including digital transformation and digital media groups like Code and Theory and ForwardPMX. In 2019, Stagwell Media LP ("Stagwell Media") made a $100 million investment into MDC Partners, Inc. ("MDC"), the parent company of creative powerhouses including 72andSunny, Anomaly, Crispin, Porter & Bogusky, Doner and Forsman & Bodenfors. Recognizing the potential of those companies, Stagwell's reorganization and careful management of the portfolio turned MDC around. In August 2021, Stagwell Media's operating business and subsidiaries completed a business combination with MDC to become Stagwell Inc. ("the Transactions").

Stagwell's unified corporate team is the foundation of a powerful value creation platform focused on scaling our portfolio of marketing services firms, which we refer to as "Brands," and driving continual network evolution. We plan to continue investing in our core digital platforms, developing our suite of digital products in the Stagwell Marketing Cloud, increasing our technology leadership through investment and innovation, and further expanding our international footprint both organically and via our Global Affiliate Network to deliver value for our clients, employees, and shareholders.

Our Market

Industry Trends

The digital revolution has changed where and how brands relate to consumers and created an entirely new, highly complex content and commerce ecosystem. Historically, marketing was characterized by television and brand advertising targeted at broad audiences: everyone saw the same advertisement at the same time. Over the last two decades, digital innovation has created new, personalized ways to reach targeted consumers and spurred a fundamental shift in the marketing services landscape. Growth now comes primarily from digital marketing, helping brands meet customers across the entire online ecosystem. We believe every company today at its core is a digital marketing company.

We believe five key trends describe the industry today:

First, online advertising now accounts for more than half of global advertising spend, and two-thirds of spend in the United States alone, with the shift further accelerating as new media channels like connected television and platforms diversify the digital channels dominating content and commerce. Online now means virtually everywhere: website, mobile, social media, television, out-of-home, and immersive in-person experiences.

Second, advertising is commerce. Digital platforms provide ways for brands to reach consumers directly through e-commerce. Platforms as diverse as Instagram, Instacart, and LinkedIn have created new ways for brands to interact with their customers. Brands can sell their products directly on their sites, via digital platforms such as Amazon or through interactive experiences enabled by social media. Digital platforms also allow advocacy groups and political campaigns to reach constituents to mobilize support or raise funds online. Retail media networks add complexity and opportunity to brands' consumer engagement strategies, and influencer marketing strategies allow brands to reach consumers through trusted, individualized storytelling.

Third, data is everywhere, making precise targeting even more important. Platform and channel growth has created an explosion of addressable data that can be used to better understand consumer desires, habits, and needs in real-time, allowing the delivery of content that consumers want, when they want it, and where they want it. Sources of online data include web, mobile, email, social, and connected TV — in addition to emerging products, apps and wearables that enhance day-to-day experiences. The emergence of vast amounts of data spans behavioral, transactional, demographic, psychographic and geographic categories. As connectivity grows, the value of raw data declines — but we believe the ability to derive actionable insights from the data, as Stagwell businesses do, increases. We believe the most successful platforms will be ones that anticipate consumer demands and offer relevant analysis in digestible forms.

Fourth, companies have begun to build applications around AI. Frontier technologies such as AI and AR are beginning to gain critical foothold, reshaping creative processes and how businesses connect. Both technologies are now widely accessible to consumer audiences as well, as seen with generative AI tools like ChatGPT and AR tools like Stagwell Marketing Cloud's ARound. We believe Stagwell is at the forefront of innovating these technologies within our industry, collaborating with companies such as Adobe on AI solutions, and incubating original and proprietary technology to drive business results. As AI in particular drives cross-sector transformation, we are helping clients build applications around AI, delivering solutions that expand generative and content capabilities, and reimagining how AI can transform consumer and digital experiences.

Finally, marketing technology is transforming the industry. SaaS and DaaS products are increasing the efficiency of marketing campaigns and in-house marketing operations, utilizing cutting edge technologies such as AI and automated media modeling, scaled consumer insights, campaign and asset management, brand reputation tracking, and more.

Competitive Landscape

Stagwell operates in a highly competitive and fragmented industry. Stagwell's Brands compete for business and talent with the operating subsidiaries of large global holding companies such as Omnicom Group Inc., Interpublic Group of Companies, Inc., WPP plc, Publicis Groupe SA, Dentsu Inc. and Havas SA, as well as with numerous independent agencies that operate in multiple markets. Our Brands also face competition from consultancies, such as Accenture and Deloitte, tech platforms, media companies and other services firms that offer related services. Stagwell's Brands must compete with these other companies to maintain and grow existing client relationships and to obtain new clients and assignments. Individual products within the Stagwell Marketing Cloud also typically compete with offerings that may be provided within broader service offerings

at large global holding companies or provided on a standalone basis by technology startups or other industry participants such as Infosys, Wipro and Cognizant.

During the decades when marketing was dominated by television, the marketing services industry experienced significant consolidation as legacy advertising holding companies built substantial portfolios of often overlapping creative, communications, PR, and media businesses to achieve financial efficiencies by centralizing administrative operations. These holding companies grew significantly in size and market share.

The rapid rise of digital channels, convergence of advertising and commerce, and explosion in addressable data and marketing technology created a paradigm shift in the industry. While legacy models still accounted for a significant share of the market in 2024, we see the traditional holding company model as outdated in this rapidly evolving industry landscape. In recent years, a number of large consulting firms with information technology implementation backgrounds have entered the marketing services market and, collectively, achieved significant market share. However, we believe these firms' lack of creative, and media expertise limits their long-term growth potential as true challengers to the legacy marketing holding companies. With a combination of talent and technology, we believe that Stagwell is well positioned to take advantage of the continued transformation, sweeping the marketing ecosystem and to disrupt the marketing services landscape. Stagwell was born digital and now has a global network of entrepreneurial companies that deliver the right combination of creativity and technology for the modern, digital marketer through a model that emphasizes flexibility and integration. In addition, as AI drives transformation across marketing sectors, we believe our focus on digital transformation and AI-enabled product development in the Stagwell Marketing Cloud sets us apart.

Our Offering

Principal Capabilities

Stagwell's Brands provide differentiated, digital-first marketing and related services to a diverse client base across many industries.

Our principal capabilities fall into five categories: 1) Stagwell Marketing Cloud Group 2) Digital Transformation 3) Performance Media & Data 4) Consumer Insights & Strategy and 5) Creativity & Communications. Taken together, these capabilities provide an integrated suite of marketing services for our blue-chip customer base.


STAGWELL TODAY
INTEGRATED PLATFORM
For The Modern Marketer
Stagwell Marketing Cloud Group
SaaS and DaaS Tools for the In-House Marketer
Digital Transformation
Building Digital Platforms & Consumer Experiences
Performance Media & Data
Integrated Omnichannel Media, Data & E-Commerce
Consumer Insights & Strategy
Tracking Across the Consumer Journey
Creativity & Communications
Blue-Chip Customer Base
10%
25%
14%
8%
43%
DIGITAL CAPABILITIES

We group our Brands into these principal capability categories based on the source of most of their revenue. We also classify Digital Transformation, Performance Media & Data, Consumer Insights & Strategy,

and Stagwell Marketing Cloud Group as "Digital" though Brands categorized as Creativity & Communications also generate a significant portion of revenue from creativity and content delivered on digital channels and some agencies, such as 72andSunny and Anomaly, do meaningful amounts of digital work that fluctuates as a percentage of revenue. We believe our concentration of digital capabilities today provides a competitive advantage in the marketplace and positions us to benefit from continued digital disruption in the marketing services industry. We plan to continue to invest in our core digital platforms as well as emerging technologies to effectively support marketing transformation for our clients.

Stagwell Marketing Cloud Group.   We develop proprietary, in-house software and related technology products, including AI-enabled communications, research, and media technology, cookie-less data platforms for advanced targeting and activation, software tools for e-commerce applications, specialty media solutions in the fast-growing augmented reality space, and innovative applications of text-messaging for consumer engagement, which we license to clients using subscription-based SaaS and DaaS models.

Digital Transformation.   We build digital services and products for clients. We design and build digital platforms and experiences that support the delivery of content, commerce, services and sales. We create websites, mobile applications, back-end systems, content and data management systems, and other digital environments enabling clients to engage with consumers across the digital ecosystem. We steer significant digital transformations for businesses, blending data, analytics & research and organizational consulting to drive impact with technology. We design and implement technology and data strategies to support digital services needed for our clients. We also implement technology and strategies for utilizing digital channels to mobilize and raise funds from proponents and constituents to support political candidates, non-profit groups and issue organizations in the public arena. As businesses across sectors are likely to grapple with the impact of AI, we implement AI to enhance operations for our clients, more efficient marketing, and new engagement methods with consumers.

Performance Media & Data.   We develop omnichannel media strategies and provide coordinated execution for the placement of advertisements across the media funnel including digital channels, performance marketing and analog placements globally. Unlike legacy holding companies that own large amounts of television inventory and therefore must sell it, we take a media-agnostic approach leveraging digital technologies, AI-powered targeting, and media in addition to analog advertising. Our media services include media solutions such as audience analysis, and media buying and planning, ranging across the platforms a modern marketer needs to engage consumers.

Consumer Insights & Strategy.   We perform large-scale online surveys, specialized research, and data analytics across the consumer journey to provide strategic insights and guidance that informs business content, product, communications and media strategies for many of the world's largest companies, including numerous Fortune 100 clients. We have differentiated specializations in brand and corporate reputation tracking, theatrical and streaming content and strategy, and technology product design and marketing. Our proprietary AI-powered marketing solutions continue to provide real-time insight into consumer sentiments and brand performance with precision and at scale.

Creativity & Communications.   We develop holistic, creativity-based content strategies and campaigns from concept to execution through to optimization. These services include strategy development, advertising creation, live events, immersive digital experiences, cross platform engagement, and social media content. We also provide strategic communications, public relations and public affairs services including media relations, thought leadership, investor and financial relations, social media, executive positioning and visibility. We're also working with brands to integrate AI into creative processes, streamlining campaign development and saving on costs.

Network Structure & Reportable Segments

Stagwell maintains a 100% ownership position in substantially all of its Brands, and the remainder are majority owned with management of the Brands owning the remaining equity. Stagwell generally has rights to increase ownership of non-wholly owned subsidiaries to 100% over a defined period of time.

The Company organizes its Brands into three reportable segments: "Integrated Agencies Network," "Brand Performance Network" and the "Communications Network."

The reportable segments are:

- The **Integrated Agencies Network** includes five operating segments: the Anomaly Alliance, Constellation, the Doner Partner Network, Code and Theory Network, and National Research Group. The operating segments offer an array of complementary services spanning our core capabilities of Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, Stagwell Marketing Cloud Group and Creativity & Communications. The Brands included in the operating segments that comprise the Integrated Agencies Network reportable segment includes: Anomaly Alliance (Anomaly, What's Next Partners), Constellation (72andSunny, Crispin LLC, Colle McVoy, Hunter, Redscout, Team Enterprises, Harris Insights, Movers and Shakers, and Team Epiphany), the Doner Partner Network (Doner, KWT Global, Harris X, Veritas, Doner North, and Yamamoto), Code and Theory Network (Code and Theory, Instrument, Left Field Labs), and National Research Group.

  These operating segments share similar characteristics related to (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments may occasionally compete with each other for new business or have business move between them.

- The **Brand Performance Network** ("BPN") comprises a single operating segment. BPN includes a unified media and data management structure with omnichannel media placement, creative media consulting, influencer and business-to-business marketing capabilities. Our Brands in this segment aim to provide scaled creative performance through developing and executing sophisticated omnichannel campaign strategies leveraging significant amounts of consumer data. BPN's Brands provide media solutions such as audience analysis, media planning, and buying across a range of digital and traditional platforms (out-of-home, paid search, social media, lead generation, programmatic, television, broadcast, among others) and includes multichannel Brands Assembly, CPB International, Stagwell Production, Vitro, Forsman & Bodenfors, Goodstuff, Bruce Mau, digital creative & transformation consultancy Gale, B2B specialist Multiview, CX specialists Kenna, and travel media experts Ink.

- The **Communications Network** reportable segment comprises a single operating segment, our specialist network that provides advocacy, strategic corporate communications, investor relations, public relations, online fundraising and other services to both corporations and political and advocacy organizations and includes Allison, SKDK, Targeted Victory, and Consulum.

The Company combines and discloses operating segments that do not meet the aggregation criteria and includes the elimination of certain intercompany services and revenue, within "All Other." All Other consists of the Company's "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools.

The Company reports corporate expenses as "Corporate." Corporate consists of corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office.

Go-To-Market Strategy

Our global go-to-market strategy is key to our objective of providing our clients with a balanced combination of leading-edge technology and creative talent. We go to market in four main ways: as individual Brands, as networks where collaboration across services is needed, as Stagwell Global when we create multi-region, Stagwell-wide teams, and as the Stagwell Marketing Cloud, which delivers SaaS and DaaS products for in-house marketers.

Unlike legacy holding companies who have focused on achieving cost synergies by consolidating brands within their networks, Stagwell focuses on collaboration. We believe it is important for our Brands to maintain their individual identities to attract the highest quality talent within their capabilities of expertise. Maintaining strong brand identities within our integrated Brands and specialist networks provides a structure supporting both individual and joint go-to-market approaches. Maintaining separate Brands with flexibility to integrate also enables effective management of potential conflicts of interest. Go-to-market collaboration typically occurs on larger engagements requiring services across multiple capabilities or geographies.

To further support collaboration, Stagwell provides financial incentives for Brands to collaborate with one another through referrals and the sharing of both services and expertise. Network and Brand leaders have components of incentive compensation that are based on Stagwell's overall performance and the overall performance of their integrated or specialist networks to incentivize go-to-market collaboration.

In addition to our owned Brands, we maintain a network of go-to-market alliances with like-minded independent brands, tech companies and marketing services firms in key markets around the world. These partners, which we refer to as Global Affiliates, enable us to increase our local market reach and qualify for business opportunities that require enhanced capabilities in specific local markets without taking on additional costs. As of December 31, 2024, our Global Affiliate Network included more than 80 affiliates and added coverage for Stagwell in 26 additional countries.

Our distinct Brand structure enables us to work with multiple clients within the same business sector, and many of our largest clients are served by multiple Brands within our portfolio. The Brands' work is supported by a centralized marketing and new business team that fosters collaboration, sources new business opportunities and communicates across industries to drive awareness of our offerings. Additionally, a centralized corporate innovation team develops and invests in proprietary digital marketing products that are distributed by Brands across the network, further enhancing the value proposition Stagwell's Brands offer to clients.

Our Strategy

The key components of the Stagwell strategy are Digital, Integrated, Global, and Strategic ("DIGS"). We believe the DIGS model gives us a sustainable, long-term path to significant growth and supports our primary objectives which are achieving strong levels of organic growth, increasing our digital revenue mix, increasing international scale, expanding the average client relationship size, and improving strong margins and free cash flow. We believe pursuing these objectives will increase value for our shareholders.

Our strategy is focused on six specific initiatives: 1) Investing in Digital Capabilities, 2) Expanding Addressable Markets, 3) Effective Integration at Scale, 4) Strategic Value Creation Platform, 5) Maintaining a Highly Variable Cost Structure, and 6) Efficient Capital Allocation.

Investing in Digital Capabilities

Our digital businesses serve the areas where we expect the fastest growth in the marketing space and position us to lead the wave of transformation in the industry. By investing in our core digital platforms and introducing proprietary SaaS and DaaS marketing technology ("martech") products, we aim to increase the digital proportion of our net revenue. We aim to expand our digital capabilities in three main ways:

- First, we united all of our leading digital Brands into the Code and Theory Network, including those that focus heavily on technology, design and creativity more than media. Brands such as Instrument, Kettle, Left Field Labs, Mediacurrent and others make up the network, which works with one out of four Fortune 500 companies as well as every one of the FAANG platforms (Facebook, Amazon, Apple, Netflix and Google). This consolidation and investment include funding new capabilities and supporting cross-selling via our Integrated Agencies Network, which has already created additional opportunities. We intend to continue to invest in these Brands' emerging technologies, including AI solutions, to remain at the forefront of the transformation of marketing services.

- Second, we are pursuing complementary acquisition opportunities to bolster our existing assets in areas such as digital transformation and digital media buying. For example, we acquired Create. Group, a leading strategic digital communications group in the Middle East, to join the Code and Theory Network to help regional clients navigate the complexity of changing consumer behaviors, emerging technologies and AI. Throughout the year, we continued to build on our track record of "bolt-on" digital acquisitions, including What's Next Partners, a French digital brand and marketing consultancy, and PROS Agency, a digital PR leader in Brazil.

- Third, we intend to continue to invest in the Stagwell Marketing Cloud, a suite of technology products in development or early-stage commercialization. These include AI-enabled solutions in communications technology, research and insights, media, and advanced media solutions. These products are licensed to our clients using subscription-based SaaS and DaaS models and distributed by Brands across our network. We believe the Stagwell Marketing Cloud positions us to serve in-house marketing departments and create recurring, high-value revenue streams in the future. We have also made strategic acquisitions for the Stagwell Marketing Cloud, including LEADERS/IM.AI (which will strengthen PRophet's influencer marketing capabilities), UNICEPTA (which will expand PRophet's media monitoring toolkit and the platform's global reach), and BERA.ai, a leading predictive brand technology platform that will elevate Stagwell Marketing Cloud's market research capabilities.

Expanding Addressable Markets

We are focused on expanding our addressable markets through investments that increase our global footprint as well as adding emerging marketing technologies in areas expected to have strong secular growth. We believe increasing our geographic presence and breadth of capabilities will allow us to significantly grow our average client relationship size over time.

- **International Markets:** Our strategy for growing our international operations is focused on expanding our media buying, content creation and digital capabilities in new markets, which will improve our qualifications for large multi-regional contracts with the largest global marketers. In 2024, we acquired or signed agreements to acquire nine international businesses: Create. Group (MENA), UNICEPTA (Germany), Consulum (MENA), LEADERS (Israel), Business Traveller (Global), Luxine Relations Publiques (Canada), PROS Agency (Brazil), What's Next Partners (France) and Sidekick (U.K.).

- We maintain a Global Affiliate network that enables us to deliver creative, performance, media and technology capabilities at the scale required to serve the world's largest marketers. Our affiliates provide local talent and insights for regional engagements without requiring investment capital. We believe our Global Affiliates will be a valuable source for acquisitions, allowing Stagwell to vet companies before formal investment. Brand New Galaxy was our first affiliate and affiliate acquisition. As of December 31, 2024, we had over 90 Global Affiliate partners in our network.

- **Emerging Marketing Technologies:** In addition to the advertising and marketing services market, we believe our investments in the Stagwell Marketing Cloud will position us to address new, rapidly expanding market opportunities, including marketing data, campaign martech, the metaverse, and AR and VR applications. For example, Stagwell's audience insights tool, CUE, helps brands and agencies maximize first-party data with integrated identity resolution and Stagwell's proprietary data, enhancing audience understanding in a world increasingly less reliant on cookies. And Stagwell's shared-AR product ARound launched a major activation with the Los Angeles Rams at the team's SoFi Stadium this past NFL season, partnering with sponsors such as Uber Eats and Princess Cruises to introduce innovative marketing experiences into the live sports environment in an entirely new way.

Effective Integration at Scale

We have continued to drive significant long-term operating efficiencies and pay close attention to costs.

Within our client-facing integrated and specialist networks we see further opportunity to achieve operating efficiencies by increasing our non-U.S. based engineering footprint. We are focused on scaling our development capabilities in lower-cost markets, specifically nearshore in Latin America and offshore in Egypt, India, and Southeast Asia. Our engineering talent is concentrated within our Digital Transformation brands and is primarily focused on developing digital platforms, applications, tools, and experiences for our clients. We already have a substantial engineering presence globally — approximately 1 in 10 Stagwell employees were engineers as of December 31, 2024 — and have developed the necessary skills to support hiring, training and managing large teams outside the United States. We believe these markets offer a significant supply of quality technical talent to meet increasing client demand for high-speed delivery of digital transformation and production services.

Stagwell Value Creation Platform

We believe our engaged, unified corporate team provides a growth platform for value creation through both revenue and cost synergies for our existing Brands and prospective investments. We are led by a management team with deep industry expertise and a track record of growing and managing marketing services businesses. The Stagwell platform provides a foundation to support efficient, accretive scaling of our global network and our high-growth digital transformation and digital media capabilities. Our corporate objective is to accelerate growth and improve the profitability of our Brands, and we believe Brands see strategic value in being part of the Stagwell network.

Our value creation platform has three layers: Client Services, Growth Investment and Shared Services.

Our **Client Services** layer aims to facilitate revenue growth through go-to-market support. Our Global Solutions team provides a single point of contact for key clients, coordinating our go-to-market strategies for large, multi-regional contracts or business opportunities requiring cross-Brand, cross-capability or cross-market services. Our Global Growth team provides prospecting and new business services to our Brands, working in partnership with our Brand team which supports messaging and communications efforts. At the network level, the Stagwell Brand Performance Network provides a corporate structure to cost-effectively coordinate our global media placement capabilities, while our Global Affiliate Network positions our Brands to pitch for and win opportunities requiring capabilities in specific local markets.

Our **Growth Investment** layer is designed to drive continual network evolution and bolsters competitive advantages in key markets, capabilities, and emerging technologies and consists of two teams: centralized investment and innovation. Our central investment team, which has a strong track record of accretive investments, provides expertise in sourcing, negotiating and structuring investments in close partnership with our Brand leadership, to drive efficient scaling of our networks and accelerate growth. In addition to our investment team, a centralized innovation team provides development capabilities for the Stagwell Marketing Cloud and bespoke client needs.

Our **Shared Services** layer provides unified back-office systems via Stagwell CORE ("CORE"), a platform that focuses on transitioning away from disparate teams, processes and systems and establishing a standardized platform. CORE provides centralized services across back office operational functions, including information technology ("IT"), accounting, payroll, accounts payable and receivable, human resources, real estate, enterprise-level contract administration, and accounting services. With a focus on driving shareholder value by optimizing cost structures and facilitating efficient integration of acquired businesses, CORE's services are highly standardized with an emphasis on scalability to support Stagwell's growth.

Maintaining a Highly Variable Cost Structure

We are focused on maintaining a business model that has attractive cash flow, revenue growth and margin expansion and plan to maintain a highly variable cost structure that allows us to be nimble. We aim to focus our investments on people-based businesses that operate with a high percentage of variable costs. Our at-will employment structure positions us to respond rapidly to changing market conditions in order to maintain margins. We also strive to diligently deploy low capital investment strategies. For example, we believe our Global Affiliate Network strategy for expanding international capabilities positions us to maintain a high level of flexibility through macroeconomic cycles.

Our management team has successfully demonstrated an ability to efficiently operate, manage and grow a profitable portfolio of diverse advertising businesses through periods of dramatic changes in consumer behavior, technological advancement and economic cycles. The team has a successful track record of investing, acquisition execution and integration as well as recruiting and retaining the key talent that drives our operating businesses.

Efficient Capital Allocation

We are focused on delivering strong organic growth and free cash flow to support efficient capital allocation that generates value for our shareholders. Our primary use of capital is expected to be funding diligently structured, highly accretive investments in businesses that we believe will support sustainable future growth by increasing the breadth and depth of our capabilities. We also expect more modest capital allocation towards reducing shareholder dilution, reducing leverage in order to provide increased financial flexibility, and funding development of proprietary technology and products for the Stagwell Marketing Cloud.

Our Clients

As of December 31, 2024, Stagwell served over 4,500 clients across a wide range of sectors, representing some of the world's most recognized brands including: Google, Amazon, Diageo, Nike, Apple, P&G, United Airlines, Salesforce and more. In many cases, we serve the same clients in various geographic locations, across multiple disciplines, and through multiple Stagwell Brands. Representation of a client rarely means that Stagwell handles marketing communications for all brands or product lines of the client in every geographical location. In 2024, net revenue from our top 100 clients increased by over 6% year-over-year as we saw record last twelve months new business and increasing interest in both specific Brand capabilities as well as cross-Brand, integrated solutions that address multi-discipline client needs.

Stagwell's Brands have written contracts with many of their clients. As is customary in the industry, these contracts generally provide for termination by either party on relatively short notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary" for a further discussion of Stagwell's arrangements with its clients.

Sources of Revenue

Stagwell provides a broad range of services to a large base of clients across a wide spectrum of verticals globally. Stagwell has historically been largely focused in North America where the Company was founded, as well as the United Kingdom, but has expanded its global footprint to support clients globally and has a presence in more than 40 countries, and an additional 26 countries through our Global Affiliate Network, as of December 31, 2024. The primary source of revenue is from agency arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Stagwell's Brands have written contracts with many of their clients.

Human Capital

As of December 31, 2024, we employed approximately 11,857 full-time employees and approximately 2,750 contractors and part-time employees. The following table provides a breakdown of the approximate number of full-time employees across Stagwell's three reportable segments, the All Other category, and Corporate:

Segment	Total
Integrated Agencies Network	5,460
Brand Performance Network	4,368
Communications Network	1,206
All Other	290
Corporate	533
Total	11,857

Because of the personal service nature of the marketing and communications business, our talent is of significance to our success. Human capital management strategies are developed by senior management, including the management teams of our Brands, and are overseen at the corporate level.

Our human capital management priorities include providing competitive benefits & compensation, attracting and retaining talent, supporting learning & development across the network, promoting diversity, increasing employee engagement, and ensuring workplace safety. At the corporate level, centralized human capital management processes include the development of human resources governance and policy, executive compensation for senior leaders, benefits programs, and succession planning focusing on the performance, development and retention of key senior executives.

Benefits & Compensation

Stagwell provides a range of competitive benefits including medical, dental, vision, employer-funded health savings accounts, commuter assistance, 401 (k) plans, employee stock programs and more. Health benefits are offered to full-time employees and their dependents, inclusive of domestic and/or same-sex partners. We offer flexible paid time off as well as accommodation for civic duties, bereavement, and leaves of absence. Stagwell participates in industry-wide salary surveys and utilizes AI-powered compensation software to obtain real-time compensation survey data and analytics and support data-driven compensation decisions. In addition, we have various stock ownership programs for eligible Stagwell employees.

Attracting & Retaining Talent

Hiring and retaining transformative talent is key to Stagwell's mission. We supplement agency-led recruiting with central recruiting support. Leveraging our scale, we have developed a broad database of global talent that further enhances our recruiting activities. In addition to utilizing central resources and technology, Brand-level recruiting activities include partnerships with colleges/universities, internship programs, referral programs and diversity programs. Stagwell's internal transfer policy and career portal on our intranet, The Hive, also enables employees to explore new positions with other Brands at the Company to support retention of talent within the broader network.

We have regular learning and talent events so employees across our network can feel connected to the broader portfolio of Stagwell companies and enhance collaboration.

Learning & Development

At the corporate level, Stagwell invests in both our senior leadership and up-and-coming leaders through a professional development partnership with a globally recognized leadership development organization. The program is designed to align individual growth with organizational strategy to help achieve success across both. Furthermore, Stagwell provides eligible employees with an annual, flexible professional development budget to utilize if they want to explore more opportunities within their field, acquire new skills, and enhance their contributions to their department and the organization. In addition, each Brand maintains its own policies and development programs to address its workforce and leadership goals. Stagwell has also launched Next Dimension, an intensive experiential learning opportunity to cultivate global client leaders who are transformative partners to our clients. We welcomed the program's second cohort in 2024.

Corporate Culture

We believe the cultures of Stagwell's individual Brands contribute to what sets working at Stagwell apart; however, the connective tissue that we believe unites us is our vision for our Brands and people to work collaboratively across disciplines in an inclusive and open environment for all. Stagwell supports its Brands through access to high-quality education, resources and technology, which they can use based on their individual Brand's needs.

We believe promoting an inclusive and open environment, from building internal and external partnerships, fostering the collaboration amongst our Brands, and promoting excellence, innovation and initiative by trying out ideas and programs from our teams and Brands, will support our ability to attract and retain a creative workforce with diversity of thought that positively impacts our clients globally.

Employee Engagement

Regular communication is a focus at Stagwell. We have quarterly global Town Halls to ensure staff are engaged and organizational goals are shared. And with in-person events returning in earnest, our Brand and Talent teams collaborate to host a variety of experiential, wellness, and professional development/thought leadership programs at our New York City "HUB" locations at the World Trade Center and in other offices around the world. Our global CEO sends out regular emails to all staff with key updates ranging from new business wins to client work. In addition, the Hive intranet serves as a resource portal for all Stagwell employees. We additionally maintain several global communities organized around discrete disciplines ("Technology," "Growth," "Communications," etc.) to foster collaboration and engagement.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability and marketing budgets, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. We believe the two most significant factors are (i) our clients' desire to change marketing communication firms and (ii) the digital and data-driven products and services that our Brands offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a firm that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Regulatory Environment

The marketing and communications services that our Brands provide are subject to laws and regulations in all of the jurisdictions in which we operate. These include laws and regulations that affect the form and content of marketing and communications activities that we produce for our clients and, for our digital services, laws and regulations concerning user privacy, use of personal information, data protection and online tracking technologies. We are also subject to laws and regulations that govern whether and how we can receive, transfer or process data that we use in our operations, including data shared between countries in which we operate. Our international operations are also subject to broad anti-corruption laws. While these laws and regulations could impact our operations, we believe compliance in the normal course of the Company's business has not significantly impacted the services we provide or had a material effect on our business, results of operations or financial position. Additional information regarding the impact of laws and regulations on our business is included in Item 1A. Risk Factors.

Available Information

Stagwell Inc.'s website address is www.stagwellglobal.com. The Company's Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to the Exchange Act, will be made available free of charge through the Company's investor relations website (www.stagwellglobal.com/investors) as soon as reasonably practical after those reports are electronically filed with, or furnished to, the SEC. The Company announces material information to the public through a variety of means, including filings with the SEC, press releases, public conference calls, and its website. The Company uses these channels, as well as social media, including its Twitter account (@stagwell) and its LinkedIn page (https://www.linkedin.com/company/stagwell/), to communicate with investors and the public about the Company, its products and services, and other matters. Therefore, investors, the media, and others interested in the Company are encouraged to review the information the Company makes public in these locations, as such information could be deemed to be material information. The information found on, or otherwise accessible through, the Company's website and social media channels is not incorporated into, and does not form a part of, this Form 10-K, and the inclusion of the Company's website address and social media channels are inactive textual references only.

Item 1A.   Risk Factors

You should carefully consider the risk factors set forth below, as well as the other information contained in this Form 10-K, including our Audited Consolidated Financial Statements and related notes. Any of the following risks could materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. These risks are not exclusive and additional risks to which we are subject include the factors listed under "Forward-Looking Statements" and the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Risks Related to Our Business and Industry

Our revenues are highly susceptible to declines as a result of unfavorable economic conditions.

Advertising, marketing and communications expenditures are sensitive to global, national and regional macroeconomic conditions, including inflationary pressures, currency fluctuations, geopolitical uncertainty and elevated interest rates, as well as specific budgeting levels and buying patterns. Adverse developments such as inflation or heightened economic uncertainty can reduce the demand for our services and pose a risk that clients may reduce, postpone or cancel spending on advertising, marketing and corporate communications projects. For example, inflation rates have increased in recent years, and the effects of increased inflation and other adverse conditions on our customers have in the past resulted and may in the future result in decreased demand for our products and services, decreased revenue, increases in our operating costs (including our labor costs), and decreased profitability, and may result in reduced liquidity and limits on our ability to access credit or otherwise raise capital. In cases of sustained inflation across several of our major markets, it becomes increasingly difficult to effectively control increases to our costs. If we are unable to increase our fees or take other actions to mitigate the effect of the resulting higher costs, our business, results of operations and financial position could be negatively impacted. In addition, in the past, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future and could have a material adverse effect on our revenue, results of operations, cash flows and financial condition. In addition, elevated interest rates have had and may continue to have the effect of further increasing economic uncertainty and heightening these risks, as well as increasing the cost of capital.

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions.

Our revenue and profitability depend on the demand for our services and favorable margins, which have been and may continue to be negatively affected by numerous factors, many of which are beyond our control and unrelated to our work product. To increase our revenues and achieve favorable margins, we will need to attract additional clients or generate demand for additional services and products from existing clients, and such demand will depend on factors including clients' and potential clients' requirements, pre-existing vendor relationships, financial condition, strategic plans, internal resources and satisfaction with our work product and services, as well as broader economic conditions, competition and the quality of our Brands' employees, services and reputation. In addition, developments in the markets we serve, which may be rapid, could shift demand to services and solutions where we are less competitive, or might require significant investment by us to upgrade, enhance or expand our services and solutions to meet that demand. To the extent that we are unable to generate sufficient and profitable client demand, our ability to grow our business, increase our revenues and achieve favorable margins will be limited, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be adversely affected if we fail to retain our existing clients.

Our clients may terminate or reduce the scope of their relationships with us on short notice. Our ability to attract and retain clients is an important aspect of our competitiveness, and client loss, including due to competitors, as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to

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recessionary economic conditions, or a shift in client spending could have a material adverse effect on our business, results of operations, financial condition and prospects. Many companies, including companies with which we have long-standing relationships, put their advertising and marketing communications business up for competitive review from time to time, and we have lost client accounts in the past as a result of such reviews. Our clients may choose to terminate their contracts, or reduce their relationships with us, on a relatively short time frame and for any reason, including as a result of such competitive reviews, a reduction in marketing budgets due to external factors such as economic conditions or their own financial distress or insolvency, competition from other marketing services providers, clients' consolidation, a shift in their spending or clients' dissatisfaction with our services, reputation or personnel.

A relatively small number of clients contributes a significant portion of our revenue, which magnifies this risk. In the aggregate, our top ten clients based on revenue accounted for approximately 21% of our revenue for the year ended December 31, 2024. A substantial decline in a large client's advertising and marketing spending, the loss of a significant part of their business or the loss of one or more of our largest clients could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face significant competition.

The advertising and marketing services business is highly competitive and constantly changing. We compete on the basis of many factors, including the quality (and clients' perceptions of the quality) of our work, our ability to protect the confidentiality of clients' and their customers' data, our relationships with key client personnel, our expertise in particular areas or disciplines, the differentiation of our offerings and our ability to provide integrated services at the scale clients require. Our Brands compete with a diverse and growing set of marketing services firms and consultancies including other large multinational companies. We are smaller than many of our larger industry competitors, and an agency's ability to serve clients, particularly large international clients, on a broad geographic basis and across a range of services and technologies is an important competitive consideration. We also compete with smaller businesses that operate in local or regional markets, and because an agency's principal asset is often its people, barriers to entry are minimal, and relatively small brands are, on occasion, able to take all or some portion of a client's business from a larger competitor. Consolidation of companies in our industry, including through strategic mergers or acquisitions, may also result in new competitors with greater scale than ours. Competitive challenges also arise from rapidly evolving and new technologies in the marketing and advertising space, which create opportunities for new and existing competitors and a need for continued significant investment in tools, technologies and process improvements.

In addition, our competitors may compete for client engagements by significantly discounting their services. Price competition could force us to choose between lowering our prices (and suffering reduced operating margins) or losing a client's business.

Our future financial performance is largely dependent upon our ability to compete successfully in the markets we serve. If we are unable to compete successfully, we could lose market share and clients to competitors or be forced to accept engagements with unfavorable economic terms, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are making investments in new product offerings and technologies that are inherently risky.

We have made investments to develop new marketing services products and technologies, including the Stagwell Marketing Cloud and other marketing data, campaign martech, AR and VR applications, and AI and generative AI offerings, and we intend to continue investing significant resources in developing and/or acquiring new technologies, tools, features, services, products and offerings. Our new initiatives are inherently risky, as each involves development of new software platforms or other product offerings, unproven business strategies and technologies with which we may have limited prior development or operating experience. They may also involve additional claims and liabilities (including intellectual property claims), expenses, regulatory challenges, and other risks that we do not currently anticipate.

There can be no assurance that client demand for our new products, and technologies will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. If we do not realize the expected benefits of our investments, our business, financial condition, results of operations and prospects may be harmed.

We are subject to risks related to our use of AI, including generative AI.

We are increasingly building generative AI features into some of our offerings, such as generative AI content creation tools, and are making investments in expanding our generative AI capabilities. As part of this process, we also utilize generative AI tools offered by third-party providers in the development and testing of our offerings. Generative AI is a new and emerging technology in its early stages of commercial use and presents certain inherent risks. Generative AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes, and outputs can be completely fabricated or false. There is a risk that our algorithms could produce such outcomes or other unexpected results or behaviors that could harm our reputation, business, or clients.

In addition, the use of AI and generative AI involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI and generative AI offerings, or those of our third-party providers, could result in delays or errors in our operations, which could harm our business and financial results. The use of generative AI tools could also result in a greater likelihood of cybersecurity incidents, privacy violations and inadvertent disclosures of our intellectual property or other confidential information, any of which could directly or indirectly harm our business, operations and reputation.

The AI regulatory landscape is still uncertain and evolving, and the development and use of AI technologies, including generative AI, in new or existing content creation tools and other offerings may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could be costly and time-consuming and could adversely affect our business, reputation or financial results.

Our international operations are exposed to a number of risks.

We are a global business, with Brands operating in 35 countries as of December 31, 2024. Operations outside the United States represent a significant portion of our revenues and represented approximately 18% of our revenues in 2024. The operational and financial performance of our international businesses are affected by global and regional economic conditions, competition for new business and staff, political conditions, differing regulatory environments and other issues associated with extensive international operations. Conducting our business internationally, particularly in developing markets in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:

- operational and compliance challenges caused by distance, language, and cultural differences, including, in some markets, longer billing collection cycles;

- the resources required to adapt our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;

- laws and regulations that may be more restrictive than those in the United States, including commercial laws that can be undeveloped, vague, inconsistently enforced, retroactively applied or frequently changed, laws governing competition, pricing, payment methods, Internet activities, real estate tenancy laws, tax and social security laws, employment and labor laws, email messaging, privacy, location services, collection, use, processing, or sharing of personal data, ownership of intellectual property, and other activities important to our business;

- exposure to business cultures in which improper business practices may be prevalent;

- difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

- fluctuations in currency exchange rates;

- adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;

- increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

- difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple jurisdictions;

- import and export restrictions, changes in trade regulation and economic sanctions compliance;

- public health concerns or emergencies, such as the COVID-19 pandemic or other outbreaks of communicable disease, which have occurred in parts of the world in which we operate;

- war, geopolitical tensions and other political, social, and economic instability abroad, terrorist attacks and security concerns, such as escalating tensions in the Taiwan Strait and the ongoing conflicts between Russia and Ukraine and in Israel and Gaza; and

- reduced or varied protection for intellectual property rights in some markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the risk of client defaults.

Certain of our Brands often enter into contractual commitments with media providers and production companies and incur expenses on behalf of our clients for productions and in order to secure a variety of media time and space, in exchange for which they receive a fee. The difference between the gross production costs and media purchases and the revenue earned by us can be significant, and primarily affects our levels of accounts receivable, expenditures billable to clients, accounts payable and accrued liabilities.

We are generally paid in arrears for our services, and if we are unable to meet our contractual requirements, we may experience delays in collection of and/or be unable to collect our client balances. While we take precautions against default on payment for these services (such as credit analysis, advance billing of clients, purchasing credit insurance and in some cases acting as an agent for a disclosed principal), such precautions may fail to mitigate our exposure to clients' credit risk, and we may experience significant uncollectible receivables from our clients. If we are unable to collect our receivables or unbilled services, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We are impacted by geopolitical events, international hostilities, terrorist attacks and natural disasters.

Geopolitical events, international hostilities, acts of terrorism or natural disasters could negatively impact our business through, among other things, disruption of our and our Brands' business operations, decreased demand for our or our clients' services, disruption in the credit markets, heightened risk of cybersecurity attacks and disruptions to our information technology infrastructure, increased energy costs and labor and supply chain disruptions. This could result in suspension of our or our clients' businesses in the affected region, which could impact client spending on our services. Any of these occurrences could have a material adverse impact on our business, results of operations, financial condition and prospects. For example, following Russia's invasion of Ukraine and the imposition of economic sanctions targeting Russia by the United States and other countries, we suspended our business operations in Ukraine and disposed of all our businesses in Russia. The war in Ukraine is ongoing, and its duration is uncertain. We cannot predict the impact of the war in Ukraine or other international hostilities on our businesses and operations.

We are impacted by seasonal fluctuations in marketing, research, communications and advertising activity.

Our revenue, cash flow, operating results and other key operating and performance metrics vary from quarter to quarter due to the seasonal nature of our clients' spending on the services we provide. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending, and we typically generate our highest quarterly revenue during the fourth quarter in each year. Political advertising and related activity have also historically caused our revenue to increase during election cycles, which is most pronounced in even years, in particular during the third and fourth quarters of such years, and to decrease during other periods. Seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period in the event of declines in our growth rate or if seasonal spending becomes more pronounced.

Risks Related to Strategic Transactions

We may not realize the expected benefits from strategic transactions.

Our business strategy includes engaging in acquisitions, investments and strategic mergers to enhance the services and solutions we provide, enter new industries, expand our client base, and strengthen our global presence and scale of operations. We may be unable to realize the benefits we expect from our past and future acquisitions and other strategic transactions for a variety of reasons, including due to our failure to effectively integrate newly acquired businesses into our operations, errors in our forecasting or factors that we do not control, such as the reactions of existing and potential clients, employees, investors and regulators.

Our integration efforts are subject to significant risks and uncertainties, including with respect to our ability to realize our anticipated synergies and cost savings, our ability to retain and attract executives, employees and clients, the acquired company's technology that is not easily compatible with ours, difficulty in retaining the clients of any acquired business due to changes in management, and undisclosed, unknown or potential legal liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business. In addition, we may not accurately forecast the financial impact of a strategic transaction, and may incur substantial depreciation or amortization expenses, impairment of goodwill and/or purchased long-lived assets, restructuring charges, deferred compensation or other acquisition-related accounting charges. We may also become subject to adverse tax consequences. Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

Strategic transactions may result in dilution to our stockholders and consume resources that are necessary to sustain our business.

In the past we have issued additional equity securities in connection with acquisitions and investments and we intend to continue to issue additional equity securities in connection with strategic transactions. These issuances of equity securities dilute our stockholders' ownership interests. For example, we issued 9.6 million shares of our Class A Common Stock, as consideration for acquisitions that occurred in 2024. In addition, we may use cash that we may need in the future to operate our business or incur debt or other substantial liabilities that may place burdensome restrictions on our operations or cash flows.

Risks Related to Our Employees and Human Resources

Our business is highly dependent on the services of Mark Penn, our CEO and Chairman.

We depend on the continued services and performance of our key personnel, including our CEO and Chairman, Mark Penn. Although we have entered into an employment agreement with Mr. Penn, the agreement has no specific duration and constitutes at-will employment. The loss of key personnel, including Mr. Penn, could disrupt our operations and have an adverse effect on our business.

Our business is dependent on our ability to keep our supply of skills and resources in balance with client demand.

Employees, including creative, research and data acquisition, analytics and data science, media, technology development, content development, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. Our success is dependent, in large part, on our ability to keep our supply of marketing services skills and capabilities in balance with client demand around the world and our ability to attract, retain, and motivate personnel with the knowledge and skills to lead our business and serve clients globally, respond quickly to rapid and ongoing changes in demand and the macroeconomic environment, and continuously innovate to grow our business. There is competition for scarce talent with market-leading skills and capabilities in new technologies, and our competitors have directly targeted our employees with such skills and will likely continue to do so. At certain times and in certain geographies, we have found and may continue to find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand in a cost-effective manner. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill our labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, we may be unable to hire and retain people with the skills necessary to meet the increasing client demand, and we have in the past experienced and may continue to experience wage inflation and other increases to compensation expense, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs.

We are particularly dependent on retaining management and leadership of our Brands with critical capabilities. Our ability to expand in our key markets depends, in large part, on our ability to attract, develop, retain and integrate both leaders for the local business and people with critical capabilities. If we are not successful in these initiatives, our business, results of operations, financial condition and prospects could be adversely affected.

Risks Related to Data Privacy and Cybersecurity

We face legal, reputational and financial risks from any failure to protect client data from security incidents or cyberattacks.

We and our third-party service providers, such as our cloud service providers that store, transmit and process data, rely on information technologies and infrastructure, which we use to manage our business, including digital storage of client marketing and advertising information and developing new business opportunities. Increased cybersecurity threats and attacks, such as security breaches, are constantly expanding, evolving, and becoming more sophisticated and pose a risk to our systems and networks. In addition, given the increasing difficulty of detecting cybersecurity threats, undiscovered vulnerabilities in our products or services could expose us or our clients to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, services and business.

We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our locations around the world and with our people, clients, Global Affiliates partners and vendors. As the breadth and complexity of this infrastructure continues to grow, including as a result of the increasing reliance on, and use of, mobile technologies, social media and cloud-based services, the risk of security incidents and cyberattacks has increased. Such incidents could lead to shutdowns or disruptions of or damage to our systems and those of our clients, Global Affiliates partners and vendors, and unauthorized disclosure of sensitive or confidential information, including personal data and proprietary business information. Also, given the unpredictability of the timing, nature and scope of such cybersecurity threats and attacks, we may be unable to anticipate attempted security breaches and, in turn, implement adequate preventative measures. Our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent material security breaches, theft, modification or loss of data, employee malfeasance (including improper use of social media) and additional known and unknown threats. We have experienced, and may again experience, data security incidents resulting from unauthorized access to our and our service providers' systems and unauthorized acquisition of our data and our clients' data, including inadvertent disclosure, misconfiguration of systems, phishing ransomware or malware attacks. In addition, certain of our clients may experience breaches of systems and cloud-based services enabled by or provided by us.

In providing services and solutions to clients, we often manage, utilize and store sensitive or confidential client or other data, including personal data and proprietary information, and we expect these activities to increase, including through the use of AI, bots and cloud-based analytics. Security breaches, improper use of our systems and other types of unauthorized access to our systems, data, and information by employees and others may pose a risk that data may be exposed to unauthorized persons or to the public. We have access to sensitive data, personal data, and information that is subject to various data privacy laws and regulations, which have obligations that are triggered in the event of a breach. Unauthorized disclosure of, denial of access to, or other incidents involving sensitive or confidential client, vendor, Global Affiliates partner or our own data, whether through systems failure, employee negligence, fraud, misappropriation, or cybersecurity, ransomware or malware attacks, or other intentional or unintentional acts, could damage our reputation and our competitive positioning in the marketplace, disrupt our or our clients' business, cause us to lose clients and result in significant financial exposure and legal liability. Similarly, unauthorized access to or through, denial of access to, or other incidents involving, our software and IT supply chain or SaaS providers, our service providers' information systems or those we develop for our clients, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who continuously develop and deploy viruses, ransomware, malware or other malicious software programs or social engineering attacks, could result in negative publicity, significant remediation costs, legal liability, damage to our reputation and government sanctions and could have a material adverse effect on our results of operations.

We are subject to extensive data privacy laws and regulations.

Laws and regulations related to consumer privacy, processing of personal data and use of digital tracking technologies have been proposed or enacted in the United States and certain international markets (including the European Union's General Data Protection Regulation, or "GDPR" and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or "CCPA"). Further in the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on advertising and the collection and use of data, including personal data. The SEC has issued rules governing disclosures regarding cybersecurity incident response, governance and risk management. At the state level, consumer data privacy laws continue to be proposed and passed in a number of states across the country. As more privacy legislation continues to be introduced, the Company could be subject to such laws regardless of whether the Company has operations or a physical presence in the applicable state. In the United States, the Federal Trade Commission (the "FTC") and other regulators continue to seek greater regulation of the collection and processing of personal data, as well as restrictions and requirements for certain targeted advertising practices. We are also subject to evolving privacy laws on data processing activities related to cookies and online marketing. In the European Union, regulators actively enforce privacy requirements related to online behavioral advertising.

We continue to face increasing costs of compliance in an uncertain regulatory environment and while we have taken steps to comply with data privacy laws, we cannot guarantee that our efforts will meet the evolving standards imposed by governmental and regulatory agencies, and any failure or perceived failure to comply with these legal requirements could result in regulatory inquiries and penalties, governmental investigations and proceedings, potential consumer, business partner, or securities litigation, damage to our reputation, or other legal liabilities, as well as divert management's time and attention, all of which could have a material adverse effect on our business and results of operations. Also, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring the Company to incur additional costs and expenses in an effort to comply. Furthermore, these laws and regulations may impact our ability to collect and commercialize data, as well as the efficacy and profitability of certain digital marketing and analytics services we provide to clients, making it difficult to achieve our clients' goals. These and other related factors could affect our business and reduce demand for certain of our services, which could have a material adverse effect on our results of operations and financial condition.

Risks Related to Litigation and Regulation

Litigation, investigations or other legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we have been and may in the future be party to various claims, litigation proceedings and regulatory inquiries. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Although we are not currently party to any litigation that we consider material, actual outcomes or losses may differ materially from our assessments and estimates. In addition, from time to time we receive and respond to regulatory inquiries and may be subject to regulatory or other government investigations, the outcomes of which are inherently uncertain.

We and certain of our Brands produce software and e-commerce tools for clients, including the Stagwell Marketing Cloud and other martech products, and such types of software and e-commerce product offerings have become increasingly subject to litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, the intellectual property ownership and license rights, including copyrights, surrounding AI technologies, including generative AI, have not been fully addressed by U.S. courts or other federal, state, or international laws or regulations, and the use or adoption of third-party generative AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property claims, which could harm our business and financial results. As we expand these product offerings, the possibility of an intellectual property claim against us grows.

In addition, regulatory investigations, putative securities class action lawsuits and derivative lawsuits and other stockholder claims are often brought against public companies for a variety of reasons, including but not limited to claims arising out of stock price declines, alleged breaches of fiduciary duties, and acquisition, merger or other business combination agreements. We have been and may in the future be the target of securities and stockholder litigation or regulatory investigations.

Any such claims or investigations or other claims against us, with or without merit, could result in costly litigation or other proceedings and divert management from day-to-day operations and resources from our business. We cannot be certain that we would be successful in defending against or resolving any such claims or other proceedings. Any such matters may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle such matters on similarly unfavorable terms. If we are not successful in defending or resolving such matters, we could be required to rebrand, redesign or stop offering these products or services, pay monetary damages or fines, enter into or terminate royalty or licensing arrangements, satisfy indemnification obligations that we have with some of our clients or make changes to our business practices, any of which could have an adverse effect on our business, reputation, results of operations, financial condition and prospects.

Even when these matters are without basis, the defense of these matters may divert our management's attention and may result in significant expenses. The results and timing of litigation, investigations and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these matters may result in adverse monetary damages, penalties or injunctive relief against us, as well as adverse publicity and reputational harm, which could have a material adverse effect on our financial condition, cash flows or results of operations. Any such matters, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We are subject to industry regulations and other legal or reputational risks that could restrict our activities or negatively impact our performance or financial condition.

Our industry is subject to government regulation and other governmental action, both in the United States and internationally. We and our clients are subject to specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements applicable to advertising for certain products. Governmental entities, self-regulatory bodies and consumer groups may also challenge advertising through legislation, regulation, judicial actions or otherwise, for example on the grounds that the advertising is false and deceptive or injurious to public welfare. Moreover, there has recently been an expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to advertising for certain products. Any regulatory or judicial action that affects our ability to meet our clients' needs or reduces client spending on our services could have a material adverse effect on our business, results of operations, financial condition and prospects.

Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal data and online tracking technologies could also affect the efficacy and profitability of internet-based, digital and targeted marketing. We are subject to laws and regulations that govern whether and how we can transfer, process or receive certain data that we use in our operations. For example, federal laws and regulations governing privacy and security of consumer information generally apply to our clients and/or to us as a service provider. These laws and regulations include, but are not limited to, the federal Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and regulations implementing its information safeguarding requirements, the Junk Fax Prevention Act of 2005, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Telephone Consumer Protection Act, the Do-Not-Call-Implementation Act, applicable Federal Communications Commission telemarketing rules (including the declaratory ruling affirming the blocking of unwanted robocalls), the Federal Trade Commission Privacy Rule, Safeguards Rule, Consumer Report Information Disposal Rule, Telemarketing Sales Rule, Risk-Based Pricing Rule, Red Flags Rule, and the CCPA. Laws of foreign jurisdictions, such as Canada's Anti-Spam Law and Personal Information Protection and Electronic Documents Act, and the GDPR similarly apply to our collection, processing, storage, use, and transmission of protected data. The European Union, for example, has tightened its rules on the transferability of data to the United States. Collection, processing, and storage of biometric identifiers has come under increasing regulation and is the subject of class action litigation. Any failure on our part to comply with these legal requirements, or their application in an unanticipated manner, could harm our business and result in penalties or significant legal liability. The imposition of restrictions on certain technologies by private market participants in response to privacy concerns could also have a negative impact on our digital business. If we are unable to transfer data between countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results.

Legislators, agencies and other governmental entities, as well as consumer groups, may also continue to initiate proposals to ban the advertising of specific products, such as alcohol, tobacco or marijuana products, and to impose taxes on or deny deductions for advertising, which, if successful, may hinder our ability to accomplish our clients' goals and have an adverse effect on advertising expenditures and, consequently, on our revenues. Governmental action, including judicial rulings, on the relative responsibilities of clients and their marketing agencies for the content of their marketing can also impact our operations. We could also suffer reputational risk as a result of governmental or legal action or from undertaking work that may be challenged by consumer groups or considered controversial.

We are subject to export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws.

We are subject to many laws and regulations in the United States and other countries in which we operate that restrict our international operations, including laws that prohibit activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions. The U.S. Office of Foreign Assets Control ("OFAC"), and other international bodies have imposed sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. Despite our efforts to ensure compliance with applicable law, it is difficult to anticipate the effect such sanctions may have on us, and compliance with any further sanctions imposed or actions taken by the United States or other countries, as well as the effect of current or further economic sanctions (and any retaliatory responses thereto) may otherwise have an adverse effect on our operations.

We are also subject to the Foreign Corrupt Practices Act ("FCPA") and anti-bribery and anti-corruption laws in other countries. The FCPA prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. Globally, other countries have enacted anti-bribery and anti-corruption laws similar to the FCPA, such as the U.K. Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, or other remedial measures, which could have a material and adverse effect on our results of operations and financial condition and would adversely affect our reputation and the market for shares of our Class A Common Stock.

Risks Related to Intellectual Property

Our business operations could suffer if we fail to adequately protect and enforce our intellectual property and other proprietary rights.

We rely on trademark, patent, copyright, trade secret and other intellectual property laws, as well as contractual provisions such as confidentiality clauses, to establish and protect our intellectual property and other proprietary rights, including in our Brands (and the trademark rights thereto) and our proprietary technologies. We cannot be sure that the actions we have taken to establish and protect our trademarks and other intellectual property rights will adequately protect us, and if our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the intellectual property protections afforded our Brands, products and services would be impaired. Such impairment could impede our ability to market our products and services, negatively affect our competitive position, and harm our business and operating results. Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties.

We also rely on patents to protect our products, services and designs. We have applied for, and expect to continue to apply for, additional patent protection for proprietary aspects of existing and proposed processes, services and products. Our patent applications may not result in issued patents, and any patents issued as a result of our patent applications may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Additionally, we seek to maintain the confidentiality of certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into confidentiality agreements with certain third parties and our employees, and controlling access to, and distribution of, our proprietary information. However, our efforts may not be effective in controlling access to our proprietary information, and we may not have adequate remedies for the misappropriation of such information.

As we expand our service offerings and the geographic scope of our sales and marketing, we may face additional intellectual property challenges. Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our Brands, products or services and cause our competitive position and growth to suffer. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.

We may be subject to intellectual property infringement or misappropriation claims.

We may in the future be the subject of patent or other litigation. Our products and services, including products and services that we may develop in the future, may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. From time to time, we may receive letters from third parties drawing our attention to their patent rights. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the rights of others, there may be other more pertinent rights of which we are currently unaware. The defense and prosecution of intellectual property lawsuits could result in substantial expense to us. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay significant license fees, royalties or both. Licenses may not be available on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses, we could be forced to cease some aspects of our business operations, which could harm our business significantly.

Our products and services use open source software.

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available. While this may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations and could be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our business, result of operations, financial condition and prospects.

Risks Related to Our Capital Structure and Financing

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of December 31, 2024, we had $1.4 billion of total consolidated indebtedness outstanding. Our outstanding credit agreement and notes are guaranteed by substantially all of our material domestic subsidiaries, and our outstanding credit agreement is secured by substantially all of the assets and stock of such subsidiaries. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient to enable us to service all our debt, to refinance all our debt or to fund our other liquidity needs. If we are unable to meet all our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable; the lenders under our outstanding credit agreement could terminate their commitments to loan us money and foreclose against the assets securing our borrowings; and we could be forced into bankruptcy or liquidation, which could adversely affect our business, results of operations, financial condition and prospects.

Our high degree of leverage could have important consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity, and other general corporate purposes;

- increasing our vulnerability to adverse economic, industry, or competitive developments;

- exposing us to the risk of increased interest rates because substantially all of our borrowings, other than the $1,100,000 aggregate principal amount of 5.625% senior notes due 2029 (the "5.625% Notes"), are at variable rates of interest;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our outstanding credit agreement is floating rate debt. If interest rates increase, our debt service obligations on such indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In addition, we may be able to incur substantial additional indebtedness in the future. As of December 31, 2024, we had $360.7 million of availability under our revolving credit agreement. In addition, we will be permitted to add, under such credit agreement, incremental facilities, subject to certain conditions being satisfied. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute holders' ownership percentage in our stock.

As of December 31, 2024, we had unrestricted cash and cash equivalents totaling $131.3 million and a borrowing capacity under our credit facility of $640.0 million, with $360.7 million of unused capacity available. We intend to continue to make investments to support our business growth and may require additional funds if our capital is insufficient to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity, equity-linked or debt financings to secure additional funds. Any issuances of equity or convertible debt securities could cause our existing stockholders to suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

In addition, credit ratings are an important factor influencing our ability to access capital and the terms of any new indebtedness, including covenants and interest rates. If our credit ratings were downgraded, withdrawn or significantly weaker than those of our competitors, our ability to raise additional capital at acceptable cost could be harmed and as a result, our business, results of operations, financial condition and prospects could be adversely affected. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of our debt. Our clients and vendors may also consider our credit profile when considering whether to contract with us or negotiating contract terms, and if they were to change the terms on which they deal with us, it could have a further adverse effect on our business, prospects, results of operations and financial condition.

If our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised.

We maintain our credit agreement, together with cash flow from operations and proceeds from our recent notes financing, to fund our working capital needs and to fund the exercise of put option obligations and contingent deferred acquisition payments. If credit were unavailable or insufficient under our credit agreement, our liquidity could be adversely affected, and our ability to fund our working capital needs and any contingent obligations with respect to put options or contingent deferred acquisition payments could be adversely affected. We have made acquisitions for which we have deferred payment of a portion of the purchase price, with the deferred acquisition consideration generally payable based on achievement of certain thresholds of future earnings of the acquired company. In addition, a noncontrolling equity holder in an acquired business sometimes has the right to require the us to purchase all or part of such holder's interest, either at specified dates or upon the termination of such holder's employment with the subsidiary or death (put rights). Payments we are required to make in respect of deferred acquisition consideration and noncontrolling equity holder put rights may be significantly higher than the amounts we estimate because the actual obligation adjusts based on the performance of the acquired businesses over time. If available liquidity is insufficient, we may be unable to fund contingent deferred acquisition payments.

Our Up-C structure places significant limitations on our cash flow and, accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement.

As part of our umbrella partnership-C corporation ("Up-C") structure, we are a holding company and our principal asset is our ownership of common units of our operating subsidiary, OpCo. This structure is designed to enable us to obtain certain tax benefits, and 85% of such tax benefits are payable to Stagwell Media under our Tax Receivables Agreement with Stagwell Media and OpCo. However, we have no independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, and to service our liabilities, is dependent upon the financial results and cash flows of OpCo and its subsidiaries, along with the distributions we receive from OpCo. OpCo intends to make payments to us out of available funds, and subject to limitations imposed under the agreements governing our indebtedness, and there can be no assurance that OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of our Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for us in respect of the formation of OpCo, and subsequently as OpCo makes cash distributions to us to the extent they are subject to certain technical regulations regarding disguised sales, subject to certain exceptions including for distributions of operating cash flows and leveraged distributions. In such an event, we would depend on further cash distributions from OpCo in order to enable us to pay such tax liabilities.

We also incur expenses related to our operations, which may be significant. We intend, as OpCo's sole manager, to cause OpCo to make cash distributions to the owners of OpCo membership interests so that we receive (i) an amount sufficient to allow us to fund all of our tax obligations in respect of taxable income allocated to us and (ii) distributions to cover our operating expenses, including any obligations to make payments under the Tax Receivables Agreement. When OpCo makes distributions, Stagwell Media and the other members of OpCo besides us are and will be entitled to receive proportionate distributions based on their economic interests in OpCo's common units at the time of such distributions. OpCo's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which OpCo is then a party, or any applicable law, or that would have the effect of rendering OpCo insolvent or exceed the amounts that OpCo is permitted to distribute under the agreements governing our indebtedness. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such indebtedness. To the extent that we are unable to make payments under the Tax Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid, but nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivables Agreement and therefore accelerate payments due under the Tax Receivables Agreement. Any inability to pay tax or other liabilities or to fund our operations could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Our Tax Receivables Agreement with Stagwell Media requires us to make cash payments to Stagwell Media in respect of certain tax benefits to which we may become entitled, and we expect the payments we are required to make to be substantial, may be required to be made prior to the time that we recognize any associated tax benefits and may make our company a less attractive target to potential acquirers.

In connection with the closing of the Transactions, we entered into the Tax Receivables Agreement with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from redemptions or exchanges by the other holders of OpCo's common units, together with a corresponding number of shares of our Class C Common Stock, for shares of our Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the Tax Receivables Agreement. We expect the amount of cash payments that we are required to make under the Tax Receivables Agreement to be significant. Any payments made to Stagwell Media under the Tax Receivables Agreement will generally reduce the amount of overall cash flow that may have otherwise been available to us.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivables Agreement, varies depending on a number of factors, including, but not limited to, the timing of any future redemptions or exchanges, the price of our Class A Common Stock at the time of such redemptions or exchanges, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the timing and amount of any earlier payments we make under the Tax Receivables Agreement itself, the tax rates then applicable and the portion of our payments under the Tax Receivables Agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of OpCo's tangible and intangible assets attributable to the redeemed or exchanged OpCo common units, the payments that we may make to Stagwell Media could be substantial. The amounts we may be required to pay under the Tax Receivables Agreement will be calculated based in part on the market value of our Class A Common Stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivables Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on our ability to generate sufficient future taxable income to realize all of these tax savings.

Under its amended and restated operating agreement, subject to availability of funds and limitations imposed under the agreements governing our indebtedness, OpCo is generally required from time to time to make distributions in cash to us in amounts that are intended to be sufficient to cover the taxes on our allocable share of the taxable income of OpCo, and OpCo is also required to make pro rata distributions at such time to the other holders of its common units, including Stagwell Media, without taking into account the tax savings realized by us that result in our obligations under the Tax Receivables Agreement. There is no guarantee that the amounts or timing of such distributions will be sufficient to cover payments required under the Tax Receivables Agreement, including in the event payments under the Tax Receivables Agreement are due prior to the time that we realize the associated tax benefits. In particular, the Tax Receivables Agreement provides that in the case of a change in control, a material breach of our obligations under the Tax Receivables Agreement, or if, at any time, we elect an early termination of the Tax Receivables Agreement, then the Tax Receivables Agreement will terminate and our obligations under the Tax Receivables Agreement would accelerate and become due and payable. In such a case, we would be required to make an immediate cash payment to Stagwell Media in an amount equal to the present value of all future payments (calculated using a discount rate equal to the Secured Overnight Financing Rate ("SOFR") plus 100 basis points) under the Tax Receivables Agreement, which payment would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivables Agreement and that Stagwell Media had exchanged any remaining outstanding common units of OpCo, together with shares of our Class C Common Stock, for shares of our Class A Common Stock.

In addition, the distributions we receive from OpCo may at times exceed our tax liabilities and our obligations to make payments under the Tax Receivables Agreement. In the event excess cash is distributed to us, our board of directors (our "Board") will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment obligations under the Tax Receivables Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of common units of OpCo, together with shares of our Class C Common Stock, for shares of our Class A Common Stock or cash, as applicable, will be made as a result of either any cash distribution we receive from OpCo or any cash that we retain and do not distribute to our stockholders. To the extent that we do not utilize any excess cash to fund our other expenditures, the other members of OpCo would benefit from any value attributable to such cash balances as a result of their ownership of shares of our Class A Common Stock following a redemption or exchange of their common units of OpCo and shares of our Class C Common Stock. Additionally, no adjustments to the redemption or exchange ratio of common units of OpCo and shares of our Class C Common Stock for shares of our Class A Common Stock or cash will be made in the event that we incur liabilities or expenses but do not receive cash distributions from OpCo in sufficient amount to fund such liabilities or expenses.

Risks Related to Accounting and Tax Issues

Our results of operations are subject to foreign currency exchange fluctuation risks.

Although our financial results are reported in U.S. dollars, a portion of our revenues and operating costs is denominated in currencies other than the U.S. dollar, and the functional currency of our foreign operations is generally their respective local currency. As a result, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar against other currencies, particularly the Canadian dollar, the British Pound and the Euro, will affect our revenues, operating income and the value of balance-sheet items, including intercompany payables and receivables, which are denominated in other currencies. These changes could cause our revenue and net income in U.S. dollars to be higher or lower than our results in local currency when compared against other periods and as a result may affect our financial results and competitive position.

In addition, certain of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as those listed above, could increase costs for delivery of services overseas by increasing labor and other costs that are denominated in local currency. Our contractual provisions or cost management efforts may not be able to offset their impact, and our currency hedging activities, which are designed to partially offset this impact, may not be successful. This could result in a decrease in the profitability of our contracts that are denominated in such currencies.

Our goodwill, intangible assets and right-of-use lease assets may become impaired.

We have recorded a significant amount of goodwill and intangible assets in our Audited Consolidated Financial Statements resulting from our acquisition activities, and we have in the past recorded, and may in the future record, significant charges for impairment of goodwill and intangible assets. We also have recorded a significant amount of right-of-use lease assets in our Audited Consolidated Financial Statements, and we have in the past recorded, and may in the future record charges for impairment of these assets. We test, at least annually, the carrying value of goodwill for impairment. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. If we conclude that any further intangible asset, goodwill and right-of-use lease asset values are impaired, whether as a result of underperformance in one or more reporting units, a potential recession or other disruption, interest rate increases or other factors, any resulting non-cash impairment charge could have a material adverse effect on our business, results of operations and financial condition.

We previously identified and remediated material weaknesses in our internal control over financial reporting and there can be no assurance that additional material weaknesses will not be identified in the future.

As discussed in Item 9A. "Controls and Procedures" of this Form 10-K, management previously identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2023. The material weaknesses related to our lack of a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training, ineffective risk assessment process, ineffective controls over information and communication relating to communicating accurate information internally and externally and ineffective monitoring controls. These material weaknesses contributed to an additional material weakness relating to ineffective control activities that address relevant risks at the appropriate level of precision. We remediated the material weaknesses during 2024 by implementing several enhancements to our internal control over financial reporting. However, there can be no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future.

If we fail to maintain effective internal control over financial reporting, our ability to record, process and report financial information timely and accurately could be adversely affected, and we may fail to detect or prevent material misstatements in our annual or interim consolidated financial statements that may require prospective or retrospective changes to our financial statements. In addition, our past and any future misstatements or restatements of financial information could also expose us to increased risk of litigation or regulatory inquiries and could cause investors to lose confidence in the accuracy and completeness of our reported financial information, which could negatively affect the market price of our Class A Common Stock.

Our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the reality that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our judgments or estimates relating to our critical accounting policies are based on assumptions that could change or be incorrect.

The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the Audited Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A Common Stock. Significant judgments, estimates, and assumptions used in preparing our Audited Consolidated Financial Statements include, or may in the future include, those related to revenue recognition, business combinations, deferred acquisition consideration, noncontrolling and redeemable noncontrolling interests, goodwill and intangible assets, right-of-use lease assets, and income taxes.

We may be subject to adverse tax consequences.

We and OpCo are subject to tax in multiple tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that jurisdictional tax authorities may take a contrary view, which may have a significant impact on our global provision for income taxes. Additionally, as a pass-through entity for U.S. tax purposes, OpCo is required to make periodic distributions to (i) us, to enable us to pay taxes allocable to our investment in OpCo, and (ii) the holders of OpCo's common units and corresponding shares of our Class C Common Stock. If our or OpCo's effective tax rate were to increase, such obligations to make tax distributions will correspondingly increase. See "— Risks Related to Our Capital Structure and Financing — Our Up-C structure places significant limitations on our cash flow and accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement."

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. If the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, as well as OpCo's obligations to make tax distributions, and our business, financial condition or results of operations may be adversely impacted.

We may face material adverse tax consequences resulting from the Transactions in Canada, the United States or other jurisdictions.

In connection with the completion of the Transactions, MDC completed a redomiciliation from the federal jurisdiction of Canada to the State of Delaware (the "Redomiciliation"). We believe that the

Redomiciliation qualifies as a "reorganization" under section 368(a) of the Internal Revenue Code (the "Code") and treated, for U.S. federal income tax purposes, as if MDC (i) transferred all of its assets and liabilities to a new U.S. corporation ("New MDC") in exchange for all of such new corporation's outstanding stock and (ii) then distributed the stock of New MDC that it received in the transaction to its stockholders in liquidation of MDC. Additionally, we believe the Transactions should be treated for tax purposes as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC's liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo's common units or preferred units under section 721 of the Code, and that Stagwell Media's contribution of its businesses to OpCo is similarly subject to section 721 of the Code.

We may face material adverse U.S. tax consequences as a result of the Transactions, and the Internal Revenue Service may not agree with or may otherwise challenge our position on the tax treatment of the Transactions or of internal restructuring transactions undertaken prior to, after, or in connection with the Transactions, which could result in higher U.S. federal tax costs than we anticipate, including a reduction in the net operating loss carryforwards of certain of our subsidiaries. We have not applied for a ruling related to the Transactions and do not intend to do so. Any adverse tax consequences resulting from the Transactions or our operations as a combined company could have an adverse effect on our business, results of operations, financial condition and cash flows. Moreover, U.S. tax laws significantly limit our ability to redomicile outside of the United States.

In addition, as a result of the Redomiciliation, we incurred a significant Canadian corporate tax liability and recorded a tax receivable of $10.4 million included in Other Assets in our Audited Consolidated Financial Statements. For purposes of the Canadian Tax Act, MDC's taxation year was deemed to have ended immediately prior to it ceasing to be a resident of Canada as a result of the Redomiciliation. Immediately prior to the time of this deemed year end, MDC was deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and was deemed to have reacquired such properties for a cost amount equal to that fair market value. MDC was subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses) and was also subject to "emigration tax" under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before MDC's deemed year end, of all of its properties exceeded the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of MDC immediately before such deemed year end.

The quantum of Canadian federal income tax payable by MDC as a result of the Redomiciliation depends upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, MDC's stockholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the effective time of the Redomiciliation. We have not applied to the Canadian federal tax authorities for a tax ruling relating to the Redomiciliation and do not intend to do so, and the Canadian federal tax authorities may not agree with or may otherwise challenge our position on the tax treatment of the Redomiciliation, which could result in higher Canadian corporate tax liabilities than we anticipate. Any such adverse tax consequences could adversely affect our business, results of operation, financial condition and cash flows.

Risks Related to Ownership of Our Class A Common Stock and Our Status as a Public Company

Our stock price may be volatile.

The trading price of our Class A Common Stock has fluctuated and may in the future fluctuate substantially and may be lower than its current price. For example, since August 2, 2021 (the closing date of the Transactions), the trading price of our Class A Common Stock on the Nasdaq Global Select Market has ranged from a low of $3.83 per share to a high of $11.04 per share. The trading price of our securities depends on many factors, including those described elsewhere in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our securities since you might be unable to sell them at or above the price you paid for them.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price for our Class A Common Stock may decline.

We have in the past provided, and may from time to time provide, guidance regarding our future performance that represents our management's estimates as of the date such guidance is provided. Any such guidance is based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results have in the past varied, and may in the future vary from such guidance, and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context. In addition, in recent periods our operating or financial results have not met our guidance, or we have reduced our guidance. If in the future our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A Common Stock may decline significantly. In addition, even though we have issued public guidance in the past, we are not obligated to and may determine not to continue to do so in the future.

A significant portion of our Class A Common Stock may be sold into the market in the future, which could negatively affect our stock price.

As of December 31, 2024, Stagwell Media beneficially owned approximately 57% of our outstanding shares of Class A Common Stock on an as-converted basis. Although the shares held by Stagwell Media are subject to securities law restrictions on sales by affiliates, we, Stagwell Media and certain other parties are party to a registration rights agreement pursuant to which, among other things and subject to certain restrictions, we are required to file (and have filed) with the SEC a registration statement registering for resale the shares of our Class A Common Stock that are held by, or are issuable upon exchange of units of OpCo (in combination with corresponding shares of our Class C Common Stock) held by, such parties, and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of such holders. In addition, we are party to a securities purchase agreement pursuant to which we are required to register for resale the shares of Class A Common Stock issued to certain of our stockholders upon the conversion of our previously outstanding Series 8 convertible preferred stock.

As such, sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Class A Common Stock.

We are a "controlled company" within the meaning of the applicable rules of Nasdaq.

Our CEO and Chairman, Mark Penn, beneficially owns or controls approximately 58% of the voting power of our Common Stock. As a result, we are a "controlled company" within the meaning of the Nasdaq rules and we qualify for exemptions from certain corporate governance requirements, including the requirements to have: (a) a majority of independent directors on the Board; (b) a nominating committee comprised solely of independent directors; (c) compensation of executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (d) director nominees selected, or recommended for the selection by the Board, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. We currently do not utilize any of these exemptions. However, if we elect to utilize one or more of these exemptions, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

In addition, this concentration of ownership and voting power allows Mr. Penn to control our decisions, including matters requiring approval by our stockholders (such as, subject to certain limitations, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or precluding a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their Class A Common Stock as part of a sale of our company and might ultimately affect the market price of our Class A Common Stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risks from Cybersecurity Threats

Cybersecurity threats and attacks are becoming more sophisticated and pose a risk to our systems and information. While, to date, we have not been subject to cybersecurity incidents that, individually or in the aggregate, have been material to our operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For more information regarding the cybersecurity-related risks we face, see "Risk Factors — Risks Related to Data Privacy and Cybersecurity."

Cybersecurity Risk Management and Strategy

Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures, including material risks from cybersecurity threats, which could affect our ability to execute our corporate strategy and fulfill our business objectives. We have implemented and incorporated into our operations, cybersecurity risk management processes and technologies to protect the integrity, availability and confidentiality of our critical systems and information.

Key aspects of our cybersecurity risk management program include:

- Risk assessments designed to identify risks to our systems and information;

- An internal security team principally responsible for managing our cybersecurity risk assessment processes, response to cybersecurity incidents, and information technology security controls;

- Engaging third-party service providers to assist with network, endpoint and cloud system monitoring;

- Monitoring emerging data protection laws and implementing responsive changes to our processes;

- Annual cybersecurity awareness training for employees and enhanced cybersecurity management and incident response training for employees involved in systems or processes that handle sensitive data;

- Regular audits and tests of our information systems (including review and assessment by independent third-party advisors, who help identify areas for continued focus and improvement);

- Regular phishing email simulations for employees and contractors with access to our email systems;

- A third-party risk management process for service providers, suppliers and vendors, including those with access to our customer data, employee data, or our systems; and

- A cybersecurity incident response plan that includes detailed procedures for responding to cybersecurity incidents, including processes to triage, assess severity, escalate, contain, investigate and remediate cybersecurity incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

In addition, we maintain insurance to protect against potential losses arising from cybersecurity incidents.

Cybersecurity Governance and Oversight

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on cybersecurity risks, risk assessment and risk management, and discusses those matters with management. In addition, management updates the Audit Committee on cybersecurity incidents. The Audit Committee also receives and discusses quarterly reports from management on the effectiveness of our information technology security controls.

Risks from Cybersecurity Threats

Cybersecurity threats and attacks are becoming more sophisticated and pose a risk to our systems and information. While, to date, we have not been subject to cybersecurity incidents that, individually or in the aggregate, have been material to our operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For more information regarding the cybersecurity-related risks we face, see "Risk Factors — Risks Related to Data Privacy and Cybersecurity."

Our information security team, including our Chief Technology Officer and our Senior Vice President Information Security, is responsible for day-to-day identification, assessment and management of the cybersecurity risks we face. The information security team also has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. The leaders of our information security team have over 40 years of combined experience in managing information security, developing cybersecurity strategy and implementing cybersecurity programs. The Chief Technology Officer is informed of and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through management of the cybersecurity risk management program described above, including our cybersecurity incident response plan. Our incident response plan is also designed, depending on the circumstances, to escalate cybersecurity incidents to other members of management, report cybersecurity incidents to the Audit Committee, and support public disclosure and reporting of material incidents.

Item 2.   Properties

See Note 10 of the Notes included in this Form 10-K for a discussion of the Company's lease commitments.

The Company maintains office space in North America, Europe, Asia, South America, Africa, and Australia. These spaces are primarily used for office and administrative purposes by the Company's employees in performing professional services. These office spaces are in suitable and well-maintained condition for Stagwell's current operations. Certain of these leases are subject to rent reviews or contain escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. In addition, leases related to the Company's non-U.S. businesses are denominated in currencies other than U.S. dollars and are therefore subject to changes in foreign exchange rates.

The table below provides a brief description of all locations in which office spaces are maintained and the related reportable segments.

Reportable Segment	Office Locations
Integrated Agencies Network	Australia, California, Canada, China, Florida, France, Germany, Illinois, India, Michigan, Minnesota, Netherlands, New York, Oregon, Pennsylvania, Philippines, Texas, and United Kingdom
Brand Performance Network	Australia, Brazil, Canada, China, Colorado, Egypt, Florida, France, Hong Kong, India, Ireland, Japan, Korea, Malaysia, Maryland, Mexico, New York, Poland, Saudi Arabia, Singapore, Spain, Sweden, Taiwan, Texas, Ukraine, United Arab Emirates, United Kingdom, and Utah
Communications Network	Arizona, Bahrain, Brazil, California, China, Georgia, Germany, Japan, Massachusetts, Malaysia, Minnesota, North Carolina, New York, Saudi Arabia, Singapore, South Africa, United Arab Emirates, United Kingdom, Virginia, Washington, and Washington D.C.

Reportable Segment	Office Locations
All Other	Argentina, China, Germany, Israel, Switzerland, United Kingdom and Washington D.C.
Corporate	Canada, Florida, Illinois, New York, Texas, United Kingdom, Washington, and Washington D.C.

Item 3.   Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. We do not currently expect that these proceedings will have a material adverse effect on our results of operations, cash flows or financial position.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Class A Common Stock is traded on the Nasdaq Global Select Market, under the symbol "STGW." There is no established public trading market for our Class C Common Stock. As of March 3, 2025, the approximate number of holders of record of our Class A Common Stock and Class C Common Stock, was 1,770 and 1, respectively.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that the Board may deem relevant.

Unregistered Sales of Equity Securities

In the three months ended December 31, 2024, the Company granted 59,517 restricted stock units underlying shares of Class A Common Stock as inducement for employment and issued 5,201,062 shares of Class A Common Stock, as $38.9 million of aggregate purchase consideration, in connection with acquisitions in transactions exempt from registration under Section 4(a)(2) of the Securities Act. The Company received no cash proceeds, and no commissions were paid to any person in connection with the sale of these shares.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On November 6, 2024, the Board authorized an extension and a $125.0 million increase in the size of our previously approved stock repurchase program (the "Repurchase Program"). Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $375.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on November 6, 2027.

Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices (including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Exchange Act), in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified or discontinued at any time without prior notice. The Board will review the Repurchase Program periodically and may authorize adjustments of its terms. Pursuant to its Credit Agreement (as defined and discussed in Note 11 of the Notes included herein) and the indenture governing the 5.625% Notes, the Company is currently limited as to the dollar value of shares it may repurchase in the open market.

The following table details our monthly shares repurchased during the fourth quarter of 2024 and the approximate dollar value of shares that may yet be purchased pursuant to the Repurchase Program:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program[2]
10/1/2024 – 10/31/2024	898,210	$6.62	879,140	$ 45,939,193
11/1/2024 – 11/30/2024	162,878	6.66	154,100	169,919,697
12/1/2024 – 12/31/2024	—	—	—	169,919,697
Total	**1,061,088**	**$6.63**	**1,033,240**	**$169,919,697**

(1) Includes information for all shares repurchased by the Company, including shares repurchased as part of the Company's publicly announced Repurchase Program, and 27,848 shares to settle employee tax withholding obligations related to the vesting of restricted stock awards and restricted stock units.

(2) Only includes information for shares repurchased as part of the Company's publicly announced Repurchase Program.

Stock Performance Graph
(Not included in Annual Report on Form 10-K as filed on March 11, 2025)

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Stagwell specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a five-year comparison of the cumulative total stockholder return on the Company's Class A Common Stock with the cumulative total returns of the Russell Midcap Index and the Vanguard Communications Services Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) on the date specified. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURNS
Among Stagwell Inc., the Russell Mid-Cap Index, and the
Vanguard Communications Services Index



Cumulative Total Returns Since 12/31/2019

Year Ended	2019	2020	2021	2022	2023	2024
Stagwell Inc. Class A (STGW-US)	$100.00	$ 90.29	$311.87	$223.38	$238.49	$236.69
iShares Russell Mid-Cap Value ETF (IWS-US)	$100.00	$102.31	$129.13	$111.15	$122.71	$136.48
Vanguard Communication Services ETF (VOX-US)	$100.00	$127.97	$144.32	$ 87.57	$125.33	$164.97

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis are based on and should be read in conjunction with our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Form 10-K. The following discussion and analysis contain forward-looking statements and should be read in conjunction with the disclosures and information contained and referenced under the captions "Forward-Looking Statements" and "Risk Factors" in this Form 10-K. The following discussion and analysis also include a discussion of certain non-GAAP financial measures. A description of the non-GAAP financial measures discussed in this section and reconciliations to the comparable GAAP measures are below.

In this section, the terms "Stagwell," "we," "us," "our" and the "Company" refer to Stagwell Inc. and its direct and indirect subsidiaries. References to a "fiscal year" mean the Company's year commencing on January 1 of that year and ending December 31 of that year (e.g., fiscal 2024 means the period beginning January 1, 2024, and ending December 31, 2024).


Executive Summary


Overview

Stagwell conducts its business through its networks, which provide marketing and business solutions that realize the potential of combining data and creativity. Stagwell's strategy is to build, grow, and acquire market-leading businesses that deliver the modern suite of services that marketers need to thrive in a rapidly evolving business environment. We believe Stagwell's differentiation lies in its creative roots and proven entrepreneurial leaders, which together with innovations in technology and data, bring transformational marketing, activation, communications and strategic consulting services to clients. Stagwell leverages its range of services in an integrated manner, offering strategic, creative and innovative solutions that are technologically forward and media-agnostic. The Company's strategy is intended to challenge the industry status quo, realize returns on investment, and drive transformative growth and business performance for its clients and stakeholders.

Stagwell manages its business by monitoring several financial and non-financial performance indicators. The key indicators that we focus on are revenue, operating expenses, capital expenditures and the non-GAAP financial measures described below. Revenue growth is analyzed by reviewing a mix of measurements, including (i) growth by major geographic location, (ii) growth from existing clients and the addition of new clients, (iii) growth by principal capability, (iv) growth from currency changes, and (v) growth from acquisitions. In addition to monitoring the foregoing financial indicators, the Company assesses and monitors several non-financial performance indicators relating to the business performance of our networks. These indicators may include a network's recent new client win/loss record; the depth and scope of a pipeline of potential new client account activity; the overall quality of the services provided to clients; and the relative strength of the network's next generation team that is in place as part of a potential succession plan to succeed the current senior executive team.

Recent Developments

On January 1, 2025, the Company entered into a stock purchase agreement to acquire ADK Group, an integrated marketing solutions company. The purchase price is dependent on the closing balance sheet but is estimated to be approximately $24 million. The acquisition is expected to close in the second quarter of 2025.

On December 23, 2024, the Company entered into a sale purchase agreement to acquire Create Group Holding Limited, a strategic digital communications group in Middle East, for approximately $16 million subject to post-closing adjustments. Under the agreement, the sellers are entitled to contingent consideration up to a maximum value of approximately $24 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A common stock, par value $0.001 per share (the "Class A Common Stock") at the Company's discretion. The acquisition is expected to close in the second quarter of 2025.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. We believe the two most significant factors are (i) our clients' desire to change marketing communication firms, and (ii) the digital and data-driven products that our portfolio of marketing services firms, which we refer to as "Brands," offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a Brand that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Seasonality

Historically, we typically generate the highest quarterly revenue during the fourth quarter of each year. In addition, within our Communications Network, client concentration increases during election years due to the cyclical nature of our advocacy Brands. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). In addition, the Company has included non-GAAP financial measures and ratios, which management uses to operate the business, which it believes provide useful supplemental information to both management and readers of this report in making period-to-period comparisons in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP. The non-GAAP financial measures included are "net revenue," "organic net revenue growth (decline)," "Adjusted EBITDA," and "Adjusted Diluted EPS."

"Net revenue" refers to revenue excluding billable costs. The Company believes billable costs and their fluctuations are not indicative of the operating performance of its underlying business.

"Organic net revenue growth (decline)" reflects the year-over-year change in the Company's reported net revenue attributable to the Company's management of the entities it owns. We calculate organic net revenue growth (decline) by subtracting the net impact of acquisitions (divestitures) and the impact of foreign currency exchange fluctuations from the aggregate year-over-year increase or decrease in the Company's reported net revenue.

The net impact of acquisitions (divestitures) reflects the year-over-year change in the Company's reported net revenue attributable to the impact of all individual entities that were acquired or divested in the current and prior year. We calculate impact of an acquisition as follows: (a) for an entity acquired during the current year, we present the entity's prior year net revenue for the same period during which we owned it in the current year as impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we present the entity's prior year net revenue for the period during which we did not own the entity in the prior year as impact of the acquisition in the current year. We calculate impact of a divestiture as follows: (a) for a divestiture in the current year, we present the entity's prior year net revenue for the same period during which we no longer owned it in the current year as impact of the divestiture in the current year; and (b) for a divestiture in the prior year, we present the entity's prior year net revenue for the period during which we owned it in the prior year as impact of the divestiture in the current year. We calculate the impact of any acquisition or divestiture without adjusting for foreign currency exchange fluctuations.

The impact of foreign currency exchange fluctuations reflects the year-over-year change in the Company's reported net revenue attributable to changes in foreign currency exchange rates. We calculate the impact of foreign currency exchange fluctuations for the portion of the reporting period in which we recognized revenue from a foreign entity in both the current year and the prior year. The impact is calculated as the difference between (1) reported prior period net revenue (converted to U.S. dollars at historical foreign currency exchange rates) and (2) prior period net revenue converted to U.S. dollars at current period foreign exchange rates.

"Adjusted EBITDA" is defined as Net income (loss) attributable to Stagwell Inc. common shareholders excluding non-operating income or expense to achieve operating income (loss), plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, and other items. Other items primarily includes restructuring, certain system implementation and acquisition-related expenses. Adjusted EBITDA for our reportable segments is reconciled to Operating Income (Loss), as Net Income (Loss) is not a relevant reportable segment financial metric.

"Adjusted Diluted EPS" is defined as (i) Net income (loss) attributable to Stagwell Inc. common shareholders, plus net income (loss) attributable to Class C shareholders, excluding the impact of amortization expense, impairment and other losses, stock-based compensation, deferred acquisition consideration adjustments, discrete tax items, and other items (as defined above), based on total consolidated amounts, then allocated to Stagwell Inc. common shareholders and Class C shareholders, based on their respective income allocation percentage using a normalized effective income tax rate divided by (ii) (a) the weighted average number of common shares outstanding plus (b) the weighted average number of outstanding shares of Class C common stock par value $0.00001 per share (the "Class C Common Stock"). The diluted weighted average shares outstanding include shares of Class C Common Stock as if converted to shares of Class A Common Stock to calculate Adjusted Diluted EPS.

All amounts are in U.S. dollars unless otherwise stated. Amounts reported in millions herein are computed based on the amounts in thousands. As a result, the sum of the components, and related calculations, reported in millions may not equal the total amounts due to rounding.

The percentage changes included in the tables in Item 7 herein that are not considered meaningful are presented as "NM."

Segments

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Mark Penn, Chief Executive Officer and Chairman, to make decisions regarding resource allocation for the segment and assess its performance. Once operating segments are identified, the Company performs an analysis to determine if aggregation of operating segments is applicable. This determination is based upon a quantitative analysis of the expected and historic average long-term profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes included herein.

The CODM uses Adjusted EBITDA (as defined above) as a key metric, to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions.

The Company has three reportable segments as follows: "Integrated Agencies Network," "Brand Performance Network" and the "Communications Network." The composition of these segments are as follows:

- The **Integrated Agencies Network** includes five operating segments: the Anomaly Alliance, Constellation, the Doner Partner Network, Code and Theory Network, and National Research Group. The operating segments offer an array of complementary services spanning our core capabilities of Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, Stagwell Marketing Cloud Group and Creativity & Communications. The Brands included in the operating segments that comprise the Integrated Agencies Network reportable segment includes: Anomaly Alliance (Anomaly, What's Next Partners), Constellation (72andSunny, Crispin LLC, Colle McVoy, Hunter, Redscout, Team Enterprises, Harris Insights, Movers and Shakers, and Team Epiphany), the Doner Partner Network (Doner, KWT Global, Harris X, Veritas, Doner North, and Yamamoto), Code and Theory Network (Code and Theory, Instrument, Left Field Labs), and National Research Group.

These operating segments share similar characteristics related to (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments may occasionally compete with each other for new business or have business move between them.

- The **Brand Performance Network** ("BPN") comprises a single operating segment. BPN includes a unified media and data management structure with omnichannel media placement, creative media consulting, influencer and business-to-business marketing capabilities. Our Brands in this segment aim to provide scaled creative performance through developing and executing sophisticated omnichannel campaign strategies leveraging significant amounts of consumer data. BPN's Brands provide media solutions such as audience analysis, media planning, and buying across a range of digital and traditional platforms (out-of-home, paid search, social media, lead generation, programmatic, television, broadcast, among others) and includes multichannel Brands Assembly, CPB International, Stagwell Production, Vitro, Forsman & Bodenfors, Goodstuff, Bruce Mau, digital creative & transformation consultancy Gale, B2B specialist Multiview, CX specialists Kenna, and travel media experts Ink.

- The **Communications Network** reportable segment comprises a single operating segment, our specialist network that provides advocacy, strategic corporate communications, investor relations, public relations, online fundraising and other services to both corporations and political and advocacy organizations and includes Allison, SKDK, Targeted Victory, and Consulum.

The Company combines and discloses operating segments that do not meet the aggregation criteria and includes the elimination of certain intercompany services and revenue, within "All Other." All Other consists of the Company's "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools.

The Company reports corporate expenses as "Corporate." Corporate consists of corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office.

The Company made changes to its internal management and reporting structure in the first quarter of 2024, resulting in a change to its reportable segments (Networks). Specifically, certain agencies previously within the Brand Performance Network are now in the Integrated Agencies Network. Periods presented prior to the first quarter of 2024 have been recast to reflect the reclassification of certain reporting units (Brands) between operating segments.

The following discussion focuses on the operating performance of the Company for the years ended December 31, 2024, and 2023 and the financial condition of the Company as of December 31, 2024.

Results of Operations:

	Year Ended December 31,	
	2024	**2023**
	(dollars in thousands)	
Revenue:		
Integrated Agencies Network	$1,535,445	$1,418,711
Brand Performance Network	751,884	728,174
Communications Network	515,140	333,707
All Other	38,747	46,585
Total Revenue	$2,841,216	$2,527,177
Operating Income	$ 133,068	$ 90,527
Other Income (Expenses):		
Interest expense, net	$ (92,317)	$ (90,644)
Foreign exchange, net	(1,656)	(2,960)
Gain on sale of business	—	94,505
Other, net	(1,372)	(359)
Income before income taxes and equity in earnings of non-consolidated affiliates	37,723	91,069
Income tax expense	13,182	40,557
Income before equity in earnings of non-consolidated affiliates	24,541	50,512
Equity in income (loss) of non-consolidated affiliates	503	(8,870)
Net income	25,044	41,642
Net income attributable to noncontrolling and redeemable noncontrolling interests	(22,785)	(41,508)
Net income attributable to Stagwell Inc. common shareholders	$ 2,259	$ 134
Reconciliation to Adjusted EBITDA:		
Net income attributable to Stagwell Inc. common shareholders	$ 2,259	$ 134
Non-operating items[1]	130,809	90,393
Operating income	133,068	90,527
Depreciation and amortization	151,652	142,831
Impairment and other losses	1,715	11,395
Stock-based compensation	52,161	57,179
Deferred acquisition consideration	22,995	13,060
Other items, net	49,196	45,147
Adjusted EBITDA	$ 410,787	$ 360,139

---

(1) Non-operating items includes items within the Statements of Operations, below Operating Income, and above Net income (loss) attributable to Stagwell Inc. common shareholders.

YEAR ENDED DECEMBER 31, 2024 COMPARED TO YEAR ENDED DECEMBER 31, 2023

Consolidated Results of Operations

The components of operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

	Year Ended December 31,		Change	
	2024	2023		
	(dollars in thousands)			
			$	%
Revenue	$2,841,216	$2,527,177	$314,039	12.4%
Operating Expenses				
Cost of services	1,842,978	1,621,174	221,804	13.7%
Office and general expenses	711,803	661,250	50,553	7.6%
Depreciation and amortization	151,652	142,831	8,821	6.2%
Impairment and other losses	1,715	11,395	(9,680)	(84.9)%
	$2,708,148	$2,436,650	$271,498	11.1%
Operating Income	$ 133,068	$ 90,527	$ 42,541	47.0%

	Year Ended December 31,		Change	
	2024	2023		
	(dollars in thousands)			
			$	%
Net Revenue	$2,296,662	$2,152,454	$144,208	6.7%
Billable costs	544,554	374,723	169,831	45.3%
Revenue	2,841,216	2,527,177	314,039	12.4%
Billable costs	544,554	374,723	169,831	45.3%
Staff costs	1,449,706	1,389,168	60,538	4.4%
Administrative costs	281,707	259,780	21,927	8.4%
Unbillable and other costs, net	154,462	143,367	11,095	7.7%
Adjusted EBITDA	410,787	360,139	50,648	14.1%
Stock-based compensation	52,161	57,179	(5,018)	(8.8)%
Depreciation and amortization	151,652	142,831	8,821	6.2%
Deferred acquisition consideration	22,995	13,060	9,935	76.1%
Impairment and other losses	1,715	11,395	(9,680)	(84.9)%
Other items, net	49,196	45,147	4,049	9.0%
Operating Income[1]	$ 133,068	$ 90,527	$ 42,541	47.0%

(1) See the Results of Operations section above for a reconciliation of Operating Income to Net income (loss) attributable to Stagwell Inc. common shareholders.

Revenue

Revenue for the year ended December 31, 2024 was $2,841.2 million, compared to $2,527.2 million for the year ended December 31, 2023, an increase of $314.0 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

	Year Ended December 31, 2023	Net Revenue — Components of Change				Year Ended December 31, 2024	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
			(dollars in thousands)					
Integrated Agencies Network	$1,232,798	$ 226	$ 7,208	$ 32,521	$ 39,955	$1,272,753	2.6%	3.2%
Brand Performance Network	627,810	2,220	2,252	18,948	23,420	651,230	3.0%	3.7%
Communications Network	245,261	(28)	22,177	66,385	88,534	333,795	27.1%	36.1%
All Other	46,585	(984)	(609)	(6,108)	(7,701)	38,884	(13.1)%	(16.5)%
	$2,152,454	$1,434	$31,028	$111,746	$144,208	$2,296,662	5.2%	6.7%
Component % change		0.1%	1.4%	5.2%	6.7%			

For the year ended December 31, 2024, organic net revenue increased $111.7 million, or 5.2%. The increase was primarily attributable to new wins and increased spending by clients in the retail, technology, and consumer products sectors. This increase was further driven by new wins and increased revenue in the public affairs sector as a result of the current political campaign year. This increase was partially offset by losses and a decrease in client spending due to budget cuts in the business services sector. The increase in net acquisitions (divestitures) was impacted by acquisitions and dispositions, including the acquisitions of Team Epiphany, LLC ("Epiphany"), Movers and Shakers LLC ("Movers and Shakers"), Left Field Labs LLC ("Left Field Labs"), What's Next Partners ("WNP"), Huskies, Ltd. ("Huskies"), PROS Agency ("PROS"), Sidekick Live Limited ("Sidekick"), Consulum (Cayman) Limited ("Consulum"), and L.D.R.S. Group Ltd. ("Leaders"), partially offset by the sale of ConcentricLife ("Concentric") in the fourth quarter of 2023 and the derecognition of a certain noncontrolling interest in the first quarter of 2024.

The geographic mix in net revenues for the year ended December 31, 2024 and 2023 was as follows:

	Year Ended December 31,	
	2024	2023
	(dollars in thousands)	
United States	$1,844,887	$1,727,412
United Kingdom	158,391	160,275
Other	293,384	264,767
Total	$2,296,662	$2,152,454

Operating Income

Operating Income for the year ended December 31, 2024, was $133.1 million, compared to $90.5 million for the year ended December 31, 2023, representing an increase of $42.5 million. The increase in Operating Income was primarily attributable to an increase in Revenue and a decrease in Impairment and other losses, partially offset by an increase in Cost of services, Office and general expenses, and Depreciation and amortization.

The increase in Cost of services was primarily attributable to higher billable costs and staff costs, commensurate with the increase in revenue as well as the inclusion of costs from acquired entities.

The increase in Office and general expenses was primarily attributable to an increase in staff costs, commensurate with the increase in revenue, the inclusion of costs from acquired entities and an increase in deferred acquisition consideration, partially offset by a decrease in stock-based compensation.

Stock-based compensation decreased $5.0 million, primarily due to a decrease in the fair value and number of awards, partially offset by an increase in the fair value of profits interest awards.

Deferred acquisition consideration increased $9.9 million, primarily attributable to acquisitions, the change in the fair value of certain obligations, as well as the earn out period of certain brands ending during 2024.

Depreciation and amortization increased $8.8 million, primarily attributable to the Company's acquisitions of businesses and the acceleration of amortization of certain tradenames during the year ended December 31, 2024, as the Company ceased use of these Brand names.

Impairment and other losses for the year ended December 31, 2024 was $1.7 million. This was attributable to charges to reduce the carrying value of right-of-use lease assets and related leasehold improvements within the Integrated Agencies Network and Corporate. Impairment and other losses for the year ended December 31, 2023 was $11.4 million, primarily related to the impairment of right-of-use lease assets totaling $6.9 million and the associated leasehold improvements totaling $3.1 million.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2024 was $92.3 million, compared to $90.6 million for the year ended December 31, 2023, an increase of $1.7 million, primarily attributable to higher levels of debt outstanding under the Credit Agreement (as defined and discussed in Note 11 of the Notes to the Audited Consolidated Financial Statements included herein), and a higher interest rate on amounts outstanding under the Credit Agreement.

Foreign Exchange, Net

The foreign exchange loss for the year ended December 31, 2024, was $1.7 million, compared to a loss of $3.0 million for the year ended December 31, 2023, primarily attributable to the movement in the British Pound.

Gain on Sale of Business

The Company recognized a pre-tax gain of $94.5 million related to the sale of Concentric for the year ended December 31, 2023.

Other, Net

Other, net for the year ended December 31, 2024 was an expense of $1.4 million, compared to an expense of $0.4 million for the year ended December 31, 2023.

Income Tax Expense

The Company had an income tax expense for the year ended December 31, 2024 of $13.2 million (on a pre-tax income of $37.7 million resulting in an effective tax rate of 34.9%), compared to income tax expense of $40.6 million (on pre-tax income of $91.1 million resulting in an effective tax rate of 44.5%) for the year ended December 31, 2023.

The difference in the effective tax rate of 34.9% in the year ended December 31, 2024, compared to 44.5% in the year ended December 31, 2023, is primarily due to a decrease on gain related to sale of business, and a change in prior period adjustments offset by an increase in foreign tax and a reduction in tax benefits for share based compensation

Noncontrolling and Redeemable Noncontrolling Interests

The effect of noncontrolling and redeemable noncontrolling interests for the year ended December 31, 2024 was income of $22.8 million, compared to an income of $41.5 million for the year ended December 31, 2023. The amounts are driven by the mix of income and loss derived from entities not entirely owned by the Company.

Net Income (Loss) Attributable to Stagwell Inc. Common Shareholders

As a result of the foregoing, net income attributable to Stagwell Inc. common shareholders for the year ended December 31, 2024, was $2.3 million, compared to net income of $0.1 million for the year ended December 31, 2023.

Earnings Per Share

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2024, were as follows:

	GAAP	Adjustments[1]	Non-GAAP
		(amounts in thousands, except per share amounts)	
Net income attributable to Stagwell Inc. common shareholders	$ 2,259	$ 80,403	$ 82,662
Net income attributable to Class C shareholders	—	123,942	123,942
Net income attributable to Stagwell Inc. and Class C and adjusted net income	$ 2,259	$204,345	$206,604
Weighted average number of common shares outstanding	115,752	2,234	117,986
Weighted average number of common Class C shares outstanding	—	151,649	151,649
Weighted average number of shares outstanding	115,752	153,883	269,635
Diluted EPS and Adjusted Diluted EPS[1]	$ 0.02		$ 0.77
Adjustments to Net Income			
Amortization		$122,442	
Impairment and other losses		1,715	
Stock-based compensation		52,161	
Deferred acquisition consideration		22,995	
Other items, net		49,196	
		248,509	
Adjusted tax expense		(61,308)	
		187,201	
Net income attributable to Class C shareholders		17,144	
		$204,345	
Allocation of adjustments to Net income			
Net income attributable to Stagwell Inc. common shareholders – add-backs		$ 80,403	
Net income attributable to Class C shareholders – add-backs		106,798	
Net income attributable to Class C shareholders		17,144	
		123,942	
		$204,345	

_____

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2023, were as follows:

	GAAP	Adjustments[1]	Non-GAAP
	(amounts in thousands, except per share amounts)		
Net income attributable to Stagwell Inc. common shareholders	$ 134	$ 52,712	$ 52,846
Net income attributable to Class C shareholders	—	106,153	106,153
Net income attributable to Stagwell Inc. and Class C and adjusted net income	$ 134	$158,865	$158,999
Weighted average number of common shares outstanding	122,170	3,628	125,798
Weighted average number of common Class C shares outstanding	—	154,972	154,972
Weighted average number of shares outstanding	122,170	158,600	280,770
Diluted EPS and Adjusted Diluted EPS[1]	$ —		$ 0.57

Adjustments to Net income

Amortization	$113,835
Impairment and other losses	11,395
Stock-based compensation	57,179
Deferred acquisition consideration	13,060
Gain on sale of business	(94,505)
Other items, net	45,147
	146,111
Adjusted tax expense	(26,312)
	119,799
Net income attributable to Class C shareholders	39,066
	$158,865

Allocation of adjustments to Net income

Net income attributable to Stagwell Inc. common shareholders – add-backs	$ 52,712
Net income to attributable to Class C shareholders – add-backs	67,087
Net income attributable to Class C shareholders	39,066
	106,153
Net income attributable to Stagwell Inc. common shareholders	$158,865

---

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2024, was $410.8 million, compared to $360.1 million for the year ended December 31, 2023, representing an increase of $50.6 million, primarily driven by an increase in Operating Income, as discussed above.

Integrated Agencies Network

The components of operating results for the year ended December 31, 2024 compared to the year ended December 31, 2023 were as follows:

	Year Ended December 31,			
	2024	**2023**	**Change**	
	(dollars in thousands)			
			$	**%**
Revenue	$1,535,445	$1,418,711	$116,734	8.2%
Operating Expenses				
Cost of services	1,026,587	928,406	98,181	10.6%
Office and general expenses	290,991	280,388	10,603	3.8%
Depreciation and amortization	78,076	81,957	(3,881)	(4.7)%
Impairment and other losses	1,500	11,299	(9,799)	(86.7)%
	$1,397,154	$1,302,050	$ 95,104	7.3%
Operating Income	$ 138,291	$ 116,661	$ 21,630	18.5%

	Year Ended December 31,			
	2024	**2023**	**Change**	
	(dollars in thousands)			
			$	**%**
Net Revenue	$1,272,753	$1,232,798	$ 39,955	3.2%
Billable costs	262,692	185,913	76,779	41.3%
Revenue	1,535,445	1,418,711	116,734	8.2%
Billable costs	262,692	185,913	76,779	41.3%
Staff costs	792,041	768,846	23,195	3.0%
Administrative costs	128,954	122,618	6,336	5.2%
Unbillable and other costs, net	72,756	71,776	980	1.4%
Adjusted EBITDA	279,002	269,558	9,444	3.5%
Stock-based compensation	27,253	27,485	(232)	(0.8)%
Depreciation and amortization	78,076	81,957	(3,881)	(4.7)%
Deferred acquisition consideration	13,290	11,931	1,359	11.4%
Impairment and other losses	1,500	11,299	(9,799)	(86.7)%
Other items, net	20,592	20,225	367	1.8%
Operating Income	$ 138,291	$ 116,661	$ 21,630	18.5%

Revenue

Revenue for the year ended December 31, 2024 was $1,535.4 million, compared to $1,418.7 million for the year ended December 31, 2023, an increase of $116.7 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

| | Year Ended December 31, 2023 | Net Revenue — Components of Change | | | | Year Ended December 31, 2024 | Change | |
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
		(dollars in thousands)						
Integrated Agencies Network . . .	$1,232,798	$226	$7,208	$32,521	$39,955	$1,272,753	2.6%	3.2%
Component % change		—%	0.6%	2.6%	3.2%			

The increase in organic net revenue was primarily attributable to new client wins and higher spending in the technology and retail sectors, partially offset by budget cuts and client losses in the food and beverage and business services sectors. The increase in net acquisitions (divestitures) was primarily driven by acquisitions and dispositions, including the acquisitions of Epiphany, Movers and Shakers, Left Field Labs, and WNP, partially offset by the sale of Concentric in the fourth quarter of 2023.

Operating Income

Operating Income for the year ended December 31, 2024, was $138.3 million, compared to $116.7 million for the year ended December 31, 2023, representing an increase of $21.6 million. The increase in Operating Income was primarily attributable to an increase in Revenue and a decrease in Impairment and other losses and Depreciation and amortization, partially offset by an increase in Cost of services and Office and general expenses.

The increase in Cost of sales was primarily attributable to higher billable costs and staff costs, commensurate with the increase in revenue as well as the inclusion of costs from acquired entities.

The increase in Office and general expenses was primarily attributable to an increase in staff and other business development related costs, commensurate with the increase in revenue, as well as the inclusion of costs from acquired entities.

Deferred acquisition consideration increased $1.4 million, primarily attributable to the Company's acquisitions.

Impairment and other losses for the year ended December 31, 2024 was $1.5 million. This was attributable to a charge to reduce the carrying value of a right-of-use lease asset and related leasehold improvements. Impairment and other losses for the year ended December 31, 2023, was $11.3 million, primarily related to right-of-use lease assets totaling $6.8 million and the associated leasehold improvements totaling $3.1 million.

Depreciation and amortization decreased $3.9 million, primarily attributable to the acceleration of amortization of a tradename in the third quarter of 2023. As a result, amortization expense of $3.1 million was recorded in the year ended December 31, 2023, representing the remaining amortization expense associated with this tradename.

Adjusted EBITDA increased $9.4 million, primarily driven by an increase in Revenue, partially offset by an increase in expenses, as discussed above.

Brand Performance Network

The components of operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023 were as follows:

	Year Ended December 31,			
	2024	2023	Change	
	(dollars in thousands)			
			$	%
Revenue	$751,884	$728,174	$23,710	3.3%
Operating Expenses				
Cost of services	461,447	441,836	19,611	4.4%
Office and general expenses	214,333	209,820	4,513	2.2%
Depreciation and amortization	34,595	33,250	1,345	4.0%
Impairment and other losses	—	96	(96)	(100.0)%
	$710,375	$685,002	$25,373	3.7%
Operating Income	$ 41,509	$ 43,172	$(1,663)	(3.9)%

	Year Ended December 31,			
	2024	2023	Change	
	(dollars in thousands)			
			$	%
Net Revenue	$651,230	$627,810	$ 23,420	3.7%
Billable costs	100,654	100,364	290	0.3%
Revenue	751,884	728,174	23,710	3.3%
Billable costs	100,654	100,364	290	0.3%
Staff costs	397,301	386,803	10,498	2.7%
Administrative costs	93,155	87,337	5,818	6.7%
Unbillable and other costs, net	65,901	55,891	10,010	17.9%
Adjusted EBITDA	94,873	97,779	(2,906)	(3.0)%
Stock-based compensation	6,977	6,204	773	12.5%
Depreciation and amortization	34,595	33,250	1,345	4.0%
Deferred acquisition consideration	(7,744)	2,851	(10,595)	NM
Impairment and other losses	—	96	(96)	(100.0)%
Other items, net	19,536	12,206	7,330	60.1%
Operating Income	$ 41,509	$ 43,172	$ (1,663)	(3.9)%

Revenue

Revenue for the year ended December 31, 2024, was $751.9 million, compared to $728.2 million for the year ended December 31, 2023, an increase of $23.7 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

| | Year Ended December 31, 2023 | Net Revenue — Components of Change | | | | Year Ended December 31, 2024 | Change | |
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
		(dollars in thousands)						
Brand Performance Network	$627,810	$2,220	$2,252	$18,948	$23,420	$651,230	3.0%	3.7%
Component % change		0.4%	0.4%	3.0%	3.7%			

The increase in organic net revenue was primarily attributable to new clients and increased spending by existing clients in the consumer products and food and beverage sectors. The increase in net acquisitions (divestitures) was driven by the acquisition of Huskies.

Operating Income

Operating Income for the year ended December 31, 2024, was $41.5 million, compared to $43.2 million for the year ended December 31, 2023, representing a decrease of $1.7 million, primarily attributable to an increase in Cost of services and Office and general expenses, partially offset by an increase in Revenue.

The increase in Cost of services was primarily attributable to higher unbillable costs and staff costs, commensurate with the increase in revenue.

The increase in Office and general expenses was primarily attributable to an increase in staff costs, commensurate with the increase in revenue, partially offset by a decrease in deferred acquisition consideration.

Deferred acquisition consideration decreased $10.6 million, primarily attributable to a reduction in the fair value of the deferred acquisition consideration liabilities associated with certain Brands.

Adjusted EBITDA decreased $2.9 million, primarily driven by an increase in Revenue, more than offset by an increase in expenses, as discussed above.

Communications Network

The components of operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

| | Year Ended December 31, | | | |
| | 2024 | 2023 | Change | |
			$	%
		(dollars in thousands)		
Revenue	$515,140	$333,707	$181,433	54.4%
Operating Expenses				
Cost of services	329,356	218,448	110,908	50.8%
Office and general expenses	94,304	68,339	25,965	38.0%
Depreciation and amortization	14,126	11,016	3,110	28.2%
	$437,786	$297,803	$139,983	47.0%
Operating Income	$ 77,354	$ 35,904	$ 41,450	NM

	Year Ended December 31,			
	2024	2023	Change	
		(dollars in thousands)		
			$	%
Net Revenue	$333,795	$245,261	$ 88,534	36.1%
Billable costs	181,345	88,446	92,899	NM
Revenue	515,140	333,707	181,433	54.4%
Billable costs	181,345	88,446	92,899	NM
Staff costs	177,629	159,165	18,464	11.6%
Administrative costs	37,057	33,664	3,393	10.1%
Unbillable and other costs, net	2,235	613	1,622	NM
Adjusted EBITDA	116,874	51,819	65,055	NM
Stock-based compensation	3,374	3,334	40	1.2%
Depreciation and amortization	14,126	11,016	3,110	28.2%
Deferred acquisition consideration	18,770	30	18,740	NM
Other items, net	3,250	1,535	1,715	NM
Operating Income	$ 77,354	$ 35,904	$ 41,450	NM

Revenue

Revenue for the year ended December 31, 2024 was $515.1 million, compared to $333.7 million for the year ended December 31, 2023, an increase of $181.4 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

		Net Revenue — Components of Change					Change	
	Year Ended December 31, 2023	Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change	Year Ended December 31, 2024	Organic	Total
		(dollars in thousands)						
Communications Network	$245,261	$(28)	$22,177	$66,385	$88,534	$333,795	27.1%	36.1%
Component % change		—%	9.0%	27.1%	36.1%			

The increase in organic net revenue was primarily attributable to new clients and increased spending in the retail and public affairs sectors. The public affairs sector gained new clients and increased spending as a result of the current political campaign year. The increase in net acquisitions (divestitures) was primarily driven by the acquisitions of PROS, Sidekick, and Consulum.

Operating Income

Operating Income for the year ended December 31, 2024, was $77.4 million, compared to $35.9 million for the year ended December 31, 2023, representing an increase of $41.5 million. The change in Operating Income was primarily attributable to an increase in Revenue, partially offset by an increase in Cost of services and Office and general expenses.

The increase in Cost of services was primarily attributable to an increase in billable costs and staff cost, commensurate with higher revenue as well as the inclusion of costs from acquired entities.

The increase in Office and general expenses was primarily attributable to an increase in deferred acquisition consideration as well as the inclusion of costs from acquired entities.

Deferred acquisition consideration increased $18.7 million, primarily attributable to an increase in the fair value of a certain obligation.

Adjusted EBITDA increased $65.1 million, primarily driven by an increase in Revenue, partially offset by an increase in expenses, as discussed above.

All Other

The components of operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023 were as follows:

	Year Ended December 31,			
	2024	**2023**	**Change**	
	(dollars in thousands)			
			$	**%**
Revenue	$ 38,747	$ 46,585	$ (7,838)	(16.8)%
Operating Expenses				
Cost of services	25,588	32,484	(6,896)	(21.2)%
Office and general expenses	29,453	24,648	4,805	19.5%
Depreciation and amortization	12,718	8,390	4,328	51.6%
	$ 67,759	$ 65,522	$ 2,237	3.4%
Operating Loss	$(29,012)	$(18,937)	$(10,075)	53.2%

	Year Ended December 31,			
	2024	**2023**	**Change**	
	(dollars in thousands)			
			$	**%**
Net Revenue	$ 38,884	$ 46,585	$ (7,701)	(16.5)%
Billable costs	(137)	—	(137)	(100.0)%
Revenue[1]	38,747	46,585	(7,838)	(16.8)%
Billable costs	(137)	—	(137)	(100.0)%
Staff costs	34,999	37,416	(2,417)	(6.5)%
Administrative costs[1]	6,139	4,689	1,450	30.9%
Unbillable and other costs, net	13,570	15,087	(1,517)	(10.1)%
Adjusted EBITDA	(15,824)	(10,607)	(5,217)	49.2%
Stock-based compensation	904	518	386	74.5%
Depreciation and amortization	12,718	8,390	4,328	51.6%
Deferred acquisition consideration	(1,321)	(1,752)	431	(24.6)%
Other items, net	887	1,174	(287)	(24.4)%
Operating Loss	$(29,012)	$(18,937)	$(10,075)	53.2%

---

(1) All Other Revenue and Administrative costs include approximately $8 million and $6 million of eliminations of intercompany services for the years ended December 31, 2024, and 2023, respectively.

Revenue

Revenue for the year ended December 31, 2024, was $38.7 million, compared to $46.6 million for the year ended December 31, 2023, a decrease of $7.8 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

	Year Ended December 31, 2023	Net Revenue — Components of Change				Year Ended December 31, 2024	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
		(dollars in thousands)						
All Other	$46,585	$(984)	$(609)	$(6,108)	$(7,701)	$38,884	(13.1)%	(16.5)%
Component % change		(2.1)%	(1.3)%	(13.1)%	(16.5)%			

The decrease in organic net revenue was primarily attributable to budget cuts and client losses from clients in the food and beverage, travel and transportation, consumer products, healthcare, and financial services sectors. The decrease in net acquisitions (divestitures) was primarily driven by the acquisition of Leaders, offset by the derecognition of a certain noncontrolling interest in the first quarter of 2024.

Operating Loss

Operating Loss for the year ended December 31, 2024, was $29.0 million, compared to $18.9 million for the year ended December 31, 2023, representing an increase of $10.1 million. The increase in Operating Loss was primarily attributable to a decrease in Revenue and an increase in Office and general expenses and Depreciation and amortization, partially offset by a decrease in Cost of services.

The decrease in Cost of Services was primarily attributable to lower unbillable costs and staff costs, commensurate with lower revenue.

The increase in Office and general expenses was primarily attributable to an increase in staff costs as a result of a change in the organization structure of certain Brands.

Depreciation and amortization increased $4.3 million, primarily attributable to the acceleration of amortization of certain tradenames. As a result, amortization expense of $2.8 million was recorded in the year ended December 31, 2024, representing the remaining amortization expense associated with these tradenames.

Adjusted EBITDA decreased $5.2 million, primarily driven by a decrease in Revenue, offset by a decrease in expenses, as discussed above.

Corporate

The components of operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023 were as follows:

	Year Ended December 31,			
	2024	2023	Change	
	(dollars in thousands)			
			$	%
Staff costs	$ 47,736	$ 36,938	$ 10,798	29.2%
Administrative costs	16,402	11,472	4,930	43.0%
Adjusted EBITDA	(64,138)	(48,410)	(15,728)	32.5%
Stock-based compensation	13,653	19,638	(5,985)	(30.5)%
Depreciation and amortization	12,137	8,218	3,919	47.7%
Impairment and other losses	215	—	215	100.0%
Other items, net	4,931	10,007	(5,076)	(50.7)%
Operating Loss	$(95,074)	$(86,273)	$ (8,801)	10.2%

Operating Loss for the year ended December 31, 2024, was $95.1 million, compared to $86.3 million for the year ended December 31, 2023, representing an increase of $8.8 million. The increase in Operating Loss was primarily attributable to an increase in Staff costs, partially offset by a decrease in Stock-based compensation.

Staff costs increased $10.8 million, primarily as a result of an increase in headcount, higher health insurance costs and a reduction in bonus expense in 2023 related to cost savings initiatives.

Stock-based compensation expense decreased $6.0 million, primarily attributable to a decrease in the fair value and number of awards.

Liquidity and Capital Resources:

The following table provides summary information about the Company's liquidity position:

	Year Ended December 31,	
	2024	2023
	(dollars in thousands)	
Net cash provided by operating activities	$ 142,859	$ 81,007
Net cash (used in) provided by investing activities	(162,472)	155,951
Net cash provided by (used in) financing activities	36,938	(339,864)

The Company had cash and cash equivalents of $131.3 million and $119.7 million as of December 31, 2024, and December 31, 2023, respectively. The Company expects to maintain sufficient cash and/or available borrowings to fund operations for the next twelve months and subsequent periods. The Company has historically maintained and expanded its business using cash generated from operating activities, funds available under the Credit Agreement, and other initiatives, such as obtaining additional debt and equity financing. The Credit Agreement provides revolving commitments of up to $640.0 million and permits restricted payments for share repurchases or redemptions from certain of its stockholders in an aggregate principal amount of up to $150.0 million. As of December 31, 2024, the Company had $264.0 million of borrowings outstanding and $15.3 million of issued and undrawn letters of credit resulting in $360.7 million unused amount under the Credit Agreement.

The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer.

The trade receivables transferred to the third parties were $435.6 million, $393.9 million, and $176.5 million, during the years ended December 31, 2024, 2023, and 2022, respectively. The amount collected and due to the third parties under these arrangements was $19.5 million as of December 31, 2024, $1.8 million as of December 31, 2023, and $5.7 million as of December 31, 2022. Fees for these arrangements were recorded in Office and general expenses in the Consolidated Statements of Operations and totaled $5.8 million, $5.4 million, and $1.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

On November 6, 2024, the Board authorized an extension and a $125.0 million increase in the size of our Repurchase Program. Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $375.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on November 6, 2027.

Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices, including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified, or discontinued at any time without prior notice. Our Board will review the Repurchase Program periodically and may authorize adjustments of its terms.

During the year ended December 31, 2024, 14.8 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an average price of $6.31 per share, for an aggregate value, excluding fees, of $93.5 million. The repurchased shares included 4 million shares of Class A Common Stock repurchased from certain affiliates of The Goldman Sachs Group, Inc. at a price of $6.34 per share, for an aggregate purchase price of $25.4 million.

The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $169.9 million as of December 31, 2024.

The Company's obligations extending beyond twelve months primarily consist of deferred acquisition consideration payments, purchases of noncontrolling interests, subsidiary awards, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings under the Company's 5.625% Notes (as defined in Note 11 of the Notes included herein) and Credit Agreement. The Company expects to make estimated cash payments in the future to satisfy obligations under our Tax Receivables Agreement with Stagwell Media LP and OpCo ("TRA") (see Note 17 of the Notes included herein for additional details). The amount and timing of payments are contingent on the Company achieving certain tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize as a result of (i) increases in the tax basis of OpCo's assets resulting from exchanges of Paired Units (each as defined in Note 15 of the Notes included herein) for shares of Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to the Company making payments under the TRA. Based on the current outlook, the Company believes future cash flows from operations, together with the Company's existing cash balance and availability of funds under the Credit Agreement, will be sufficient to meet the Company's anticipated cash needs for the next twelve months and subsequent periods. The Company's ability to make payments will depend on future performance, which is subject to general economic conditions, the competitive environment and other factors, including those described in this Form 10-K and in the Company's other SEC filings.

Cash Flows

Operating Activities

Cash flows provided by operating activities for the year ended December 31, 2024 were $142.9 million, primarily driven by earnings, partially offset by unfavorable working capital requirements, including the timing of media supplier payments.

Cash flows provided by operating activities for the year ended December 31, 2023 were $81.0 million, primarily driven by earnings, partially offset by unfavorable working capital requirements, including the timing of media supplier payments.

Investing Activities

Cash flows used in investing activities were $162.5 million for the year ended December 31, 2024, primarily driven by $35.1 million in capitalized software spend, $18.9 million in capital expenditures, and $103.3 million for acquisitions, net of cash acquired.

Cash flows provided by investing activities were $156.0 million for the year ended December 31, 2023, primarily driven by $229.5 million in proceeds from the sale of ConcentricLife, partially offset by $28.2 million in capitalized software spend, $14.2 million in capital expenditures, and $23.3 million in acquisitions, net of cash acquired.

Financing Activities

During the year ended December 31, 2024, cash flows provided by financing activities were $36.9 million, primarily driven by $205.0 million in net proceeds under the Credit Agreement, partially offset by shares repurchased and cancelled of $108.2 million, payments of deferred consideration of $29.8 million, and distributions to noncontrolling interests of $26.7 million.

During the year ended December 31, 2023, cash flows used in financing activities were $339.9 million, primarily driven by $41.0 million in net borrowings under the Credit Agreement, shares repurchased and cancelled of $223.8 million, payments of deferred consideration of $49.2 million, and distributions to noncontrolling interests of $25.0 million.

Total Debt

Debt, net of debt issuance costs, as of December 31, 2024, was $1,353.6 million, compared to $1,145.8 million outstanding as of December 31, 2023. See Note 11 of the Notes included herein for information regarding the Company's 5.625% Notes, and the Credit Agreement, which provides for a $640.0 million senior secured revolving credit facility maturing on August 3, 2026.

The Company is currently in compliance with all of the terms and conditions of the Credit Agreement, and management believes, based on its current financial projections, that the Company will be in compliance with its covenants over the next twelve months.

If the Company loses all or a substantial portion of its lines of credit under the Credit Agreement, or if the Company uses the maximum available amount under the agreement, it will be required to seek other sources of liquidity. If the Company were unable to find these sources of liquidity, for example, through an equity offering or access to the capital markets, the Company's ability to fund its working capital needs and any contingent obligations with respect to acquisitions and redeemable noncontrolling interests would be adversely affected.

Pursuant to the Credit Agreement, the Company must maintain a Total Leverage Ratio (as defined in the Credit Agreement) below an established threshold. For the period ended December 31, 2024, the Company's calculation of this ratio, and the maximum permitted under the Credit Agreement, respectively, were calculated based on the trailing twelve months as follows:

	December 31, 2024
Total Leverage Ratio	2.93
Maximum per covenant	4.25

These ratios and measures are not based on GAAP and are not presented as alternative measures of operating performance or liquidity. Some of these ratios and measures include, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the Credit Agreement. They are presented here to demonstrate compliance with the covenants in the Credit Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.

Material Cash Requirements

The Company's Brands enter into contractual commitments with media providers and agreements with production companies on behalf of their clients at levels that exceed the revenue from services. Some of our Brands purchase media for clients and act as an agent for a disclosed principle. These commitments are included in Accounts payable and Accrued media when the media services are delivered by the media providers. Stagwell takes precautions against default on payment for these services, including the procurement of credit insurance and has historically had a very low incidence of default. Stagwell is still exposed to the risk of significant uncollectible receivables from our clients. The risk of a material loss could significantly increase in periods of severe economic downturn.

The following table and discussion below summarize current and long-term material cash requirements of the Company. Certain of these requirements vary in the ultimate future amount payable because they are dependent on the future results of operations of the subject subsidiaries and/or the timing of when certain rights are exercised. Management anticipates it will finance these requirements using available cash from operations, borrowings under the Credit Agreement (or any refinancings thereof), and, if necessary, through the incurrence of additional debt and/or issuance of additional equity.

Material Cash Requirements		Payments Due by Period			
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
		(dollars in thousands)			
Indebtedness[1]	$1,100,000	$ —	$ —	$1,100,000	$ —
Operating lease obligations[2]	360,906	75,646	118,862	94,246	72,152
Interest on debt	309,375	61,875	123,750	123,750	—
Deferred acquisition consideration[3]	63,675	34,890	23,913	4,872	—
Total	$1,833,956	$172,411	$266,525	$1,322,868	$72,152

———————————————

(1) Includes the principal amount of the 5.625% Notes which are due in 2029 and does not include borrowings under the Credit Agreement.

(2) As of December 31, 2024, the Company had entered into one operating lease for which the commencement date had not yet occurred because the premises is being prepared for occupancy by the landlord. Accordingly, this one lease represents an obligation of the Company that is not reflected within the Consolidated Balance Sheets as of December 31, 2024. The aggregate future liability related to this lease was $0.1 million.

(3) Deferred acquisition consideration on the Consolidated Balance Sheets consists of deferred obligations related to contingent purchase price payments. The 63.7 million reflected in the above table is included in the Consolidated Balance Sheet as of December 31, 2024, and does not include $38.4 million expected to be paid in shares of Class A Common Stock. In addition, certain of the Company's deferred acquisition consideration is tied to continued employment of certain personnel of the acquired subsidiaries. These arrangements are expensed over the respective vesting period (employment) period and therefore the expected, entire amount of payment is not reflected in the Consolidated Balance Sheet as of December 31, 2024 The Company estimates that the total amount to be paid related to such obligations was $52.1 million as of December 31, 2024, of which $27.7 million is expected to be paid in cash and the remaining in Company's Class A Common Stock. The total amount of cash expected to be paid in the next twelve months related to these arrangements was $0.4 million. See Note 9 of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information regarding contingent deferred acquisition consideration.

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the incremental purchase may be required of the Company, the amounts are recorded as redeemable noncontrolling interests in mezzanine equity. See Note 13 of the Notes included in Item 8 of this Form 10-K for additional information regarding noncontrolling interests and redeemable noncontrolling interests.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee with the right, but not the obligation, to sell their profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are primarily settled in cash, with certain awards having stock-settlement provisions at the Company's discretion. The corresponding liability associated with these profits interests awards is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets.

The Company enters into certain long-term non-cancellable contracts for services such as revenue or profit share arrangements, cloud-based services, or software licensing. See Note 14 of the Notes included in Item 8 of this Form 10-K for additional information regarding these material commitments.

Critical Accounting Estimates

Stagwell has prepared the Audited Consolidated Financial Statements in accordance with GAAP and pursuant to the rules and regulations of the SEC for reporting financial information on Form 10-K. Preparation of the Audited Consolidated Financial Statements and related disclosures requires us to make judgments, assumptions and estimates that affect the amounts reported and disclosed in the accompanying financial statements and footnotes. Our significant accounting policies are discussed in Note 2 of the Notes included herein. Our critical accounting estimates are those that are considered by management to require significant judgment, use of estimates and that could have a significant impact on our financial statements. An understanding of our critical accounting estimates is necessary to analyze our financial results.

Our critical accounting estimates include our accounting for revenue recognition, business combinations, deferred acquisition consideration, goodwill and intangible assets, and income taxes. The financial statements are evaluated on an ongoing basis and estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

Revenue Recognition. The Company's revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for further information.

Business Combinations. Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets, and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible asset value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, trademarks, developed technology and other intangible assets.

Deferred Acquisition Consideration. Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the balance sheet. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, including revenue, EBITDA growth, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in the Consolidated Statements of Operations.

Goodwill. Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination which is not subject to amortization is tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired, and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the exercise of significant judgement about the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and appropriate discount rates based on a reporting unit's weighted average cost of capital ("WACC") as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

At each reporting period, the Company assesses whether it is more likely than not that the carrying amount of its reporting units exceed their fair value. As of October 1, 2024 (the annual impairment test date), the Company performed this assessment and determined that all reporting units (11) did not have an impairment. The Company utilized a long-term average growth rate ranging from 1.5% to 4% and a WACC ranging from 12% to 30%.

The Company believes the estimates and assumptions used in the calculations are reasonable. However, if there were an adverse change in the facts and circumstances, then an impairment charge may be necessary in the future. As a result, to the extent that, among other factors, (i) there is underperformance in one or more reporting units, or (ii) disruptions in the macroeconomic environment, the fair value of one or more of these reporting units could fall below their carrying value, resulting in a goodwill impairment charge. The Company monitors its reporting units to determine if there is an indicator of potential impairment.

Income Taxes. We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

New Accounting Pronouncements

See Note 3 of the Notes included in Item 8 of this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, the Company is exposed to market risk related to interest rates, foreign currencies and impairment risk.

Debt Instruments: As of December 31, 2024, the Company's debt obligations consisted of amounts outstanding under its Credit Agreement and the 5.625% Notes. The Credit Agreement bears interest at variable rates based upon SOFR, EURIBOR, and SONIA depending on the duration of the borrowing product. The Company's ability to obtain the required bank syndication commitments depends in part on conditions in the bank market at the time of syndication.

With regard to our variable rate debt, a 10% increase or decrease in interest rates would change our annual interest expense by $2.9 million.

Foreign Exchange: While the Company primarily conducts business in markets that use the U.S. dollar, the Canadian dollar, the Euro and the British Pound, its non-U.S. operations transact business in numerous different currencies. The Company's results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of its non-U.S. operations. The effects of currency exchange rate fluctuations on the translation of the Company's results of operations are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 of the Company's Audited Consolidated Financial Statements included in this Form 10-K. For the most part, revenues and expenses incurred related to the non-U.S. operations are denominated in their functional currency. This reduces the impact that fluctuations in exchange rates will have on profit margins. Translation of intercompany debt, which is not intended to be repaid, is included in cumulative translation adjustments. Translation of current intercompany balances are included in net income (loss). From time to time, the Company may enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Impairment Risk: For the year ended December 31, 2024, the Company recorded an impairment charge of $1.7 million to reduce the carrying value of its right-of-use lease assets and related leasehold improvements. See Note 10 of the Notes included herein for additional information.

See the Significant Accounting Policies section in the "Notes to Audited Consolidated Financial Statements" of this Form 10-K for information related to impairment testing for Goodwill, Right-of-use lease assets and long-lived assets and the risk of potential impairment charges in future periods. See the Critical Accounting Estimates section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K for information related to the risk of potential impairment charges in future periods.

Item 8. Financial Statements and Supplementary Data

STAGWELL INC.
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Stagwell Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stagwell Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts for the years ended December 31, 2024 and 2023 appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded UNICEPTA Holding GmbH ("Unicepta") and Consulum (Cayman) Limited ("Consulum") from its assessment of internal control over financial reporting as of December 31, 2024 because they were acquired by the Company in purchase business combinations during 2024. We have also excluded Unicepta and Consulum from our audit of internal control over financial reporting. Unicepta and Consulum are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting collectively represent less than 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments — Certain Reporting Units in the Integrated Agencies Network and Communications Network Segments and the All Other Category

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $1,554 million as of December 31, 2024, and the goodwill associated with the Integrated Agencies Network segment, the Communications Network segment, and the All Other category was $892 million, $159 million, and $69 million, respectively. Management tests goodwill for impairment, at the reporting unit level, annually as of October 1 of each year, or more frequently if indicators of potential impairment exist. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, management performs a quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Management uses a combination of the income approach (a discounted cash flow method) and the market approach, and applies an equal weighting to the approaches for the impairment test. The income approach requires the exercise of significant judgment, including the amount and timing of expected future cash flows, terminal value and discount rates. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and discount rates based on a reporting unit's weighted average cost of capital. The market approach requires the exercise of significant judgment as it relates to the use of earnings multiples based on market data and comparable companies.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for certain reporting units in the Integrated Agencies Network and Communications Network segments and the All Other category (collectively the "aforementioned reporting units") is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the aforementioned reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, EBITDA margin, long-term growth rates, and discount rates used in the income approach, as well as earnings multiples and comparable companies used in the market approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As previously disclosed by management, material weaknesses existed during the year that impacted this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the aforementioned reporting units. These procedures also included (i) testing management's process for developing the fair value estimate of the aforementioned reporting units; (ii) evaluating the appropriateness of the income and market approaches used by management; (iii) testing the completeness and accuracy of underlying data used in the income and market approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, EBITDA margin, long-term growth rates, and discount rates used in the income approach, as well as earnings multiples and comparable companies used in the market approach. Evaluating management's assumptions related to revenue growth rates, EBITDA margin, and long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the aforementioned reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches; (ii) the weighting of the approaches; and (iii) the reasonableness of the long-term growth rates, discount rates, comparable companies, and earnings multiples assumptions.

/s/PricewaterhouseCoopers LLP
New York, NY
March 11, 2025

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stagwell Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the period ended December 31, 2022, and the related notes and schedules listed in the Index at Item 15 (collectively referred to as the "financial statements") of Stagwell Inc. and subsidiaries (the "Company"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, NY

March 6, 2023 (March 11, 2024 as to the effects of the restatement of the 2022 financial statements to correct errors identified in 2023)

We began serving as the Company's auditor in 2020. In 2023 we became the predecessor auditor.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$2,841,216	$2,527,177	$2,687,792
Operating Expenses			
Cost of services	1,842,978	1,621,174	1,673,576
Office and general expenses	711,803	661,250	601,536
Depreciation and amortization	151,652	142,831	131,273
Impairment and other losses	1,715	11,395	122,179
	2,708,148	2,436,650	2,528,564
Operating Income	133,068	90,527	159,228
Other income (expenses):			
Interest expense, net	(92,317)	(90,644)	(76,062)
Foreign exchange, net	(1,656)	(2,960)	(2,606)
Gain on sale of business	—	94,505	—
Other, net	(1,372)	(359)	(4,975)
	(95,345)	542	(83,643)
Income before income taxes and equity in earnings of non-consolidated affiliates	37,723	91,069	75,585
Income tax expense	13,182	40,557	25,462
Income before equity in earnings of non-consolidated affiliates	24,541	50,512	50,123
Equity in income (loss) of non-consolidated affiliates	503	(8,870)	(79)
Net income	25,044	41,642	50,044
Net income attributable to noncontrolling and redeemable noncontrolling interests	(22,785)	(41,508)	(30,125)
Net income attributable to Stagwell Inc. common shareholders	$ 2,259	$ 134	$ 19,919
Earnings Per Common Share:			
Basic	$ 0.02	$ —	$ 0.16
Diluted	$ 0.02	$ —	$ 0.12
Weighted Average Number of Common Shares Outstanding:			
Basic	110,890	117,259	124,262
Diluted	115,752	122,170	296,596

See Notes to the Audited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
COMPREHENSIVE INCOME (LOSS)			
Net income	$ 25,044	$ 41,642	$ 50,044
Other comprehensive income (loss) – Foreign currency translation adjustment	(27,699)	7,996	(37,773)
Other comprehensive income – Benefit plan adjustment, net of tax . . .	1,424	338	4,088
Comprehensive income (loss) for the period	(1,231)	49,976	16,359
Comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests	(7,216)	(47,431)	(6,640)
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	$ (8,447)	$ 2,545	$ 9,719

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 131,339	$ 119,737
Accounts receivable, net	716,415	697,178
Expenditures billable to clients	173,194	114,097
Other current assets	114,200	94,054
Total Current Assets	1,135,148	1,025,066
Fixed assets, net	72,706	77,825
Right-of-use lease assets – operating leases	219,400	254,278
Goodwill	1,554,146	1,498,815
Other intangible assets, net	836,783	818,220
Other assets	90,038	92,843
Total Assets	$3,908,221	$3,767,047
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS ("RNCI"), AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 449,347	$ 414,980
Accrued media	245,883	291,777
Accruals and other liabilities	265,356	233,046
Advance billings	294,609	301,674
Current portion of lease liabilities – operating leases	60,195	65,899
Current portion of deferred acquisition consideration	51,906	66,953
Total Current Liabilities	1,367,296	1,374,329
Long-term debt	1,353,624	1,145,828
Long-term portion of deferred acquisition consideration	50,209	34,105
Long-term lease liabilities – operating leases	245,397	281,307
Deferred tax liabilities, net	47,239	40,509
Other liabilities	59,139	54,905
Total Liabilities	3,122,904	2,930,983
Redeemable Noncontrolling Interests	8,412	10,792
Commitments, Contingencies and Guarantees (Note 14)		
Shareholders' Equity		
Common shares – Class A & B	115	118
Common shares – Class C	2	2
Paid-in capital	343,647	348,494
Retained earnings	11,740	21,148
Accumulated other comprehensive loss	(23,773)	(13,067)
Stagwell Inc. Shareholders' Equity	331,731	356,695
Noncontrolling interests	445,174	468,577
Total Shareholders' Equity	776,905	825,272
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders' Equity	$3,908,221	$3,767,047

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 25,044	$ 41,642	$ 50,044
Adjustments to reconcile net income to cash provided by operating activities:			
Stock-based compensation	52,161	57,179	33,152
Depreciation and amortization	151,652	142,831	131,273
Amortization of right-of-use lease assets and lease liability interest	75,117	76,653	77,368
Impairment and other losses	1,715	11,395	122,179
Deferred income taxes	(10,686)	19,443	(18,241)
Adjustment to deferred acquisition consideration	23,005	13,060	(13,405)
Gain on sale of business	—	(94,505)	—
Other, net	7,622	8,313	(22)
Changes in working capital:			
Accounts receivable	8,465	(58,704)	37,780
Expenditures billable to clients	(54,350)	(21,477)	(32,366)
Other assets	(6,200)	1,153	(1,388)
Accounts payable	24,438	52,837	108,028
Accrued expenses and other liabilities	(28,658)	(24,647)	(22,436)
Advance billings	(22,651)	(41,137)	(27,062)
Current portion of lease liabilities – operating leases	(83,905)	(87,629)	(86,525)
Deferred acquisition related payments	(19,910)	(15,400)	(10,793)
Net cash provided by operating activities	142,859	81,007	347,586
Cash flows from investing activities:			
Capital expenditures	(18,912)	(14,238)	(22,663)
Acquisitions, net of cash acquired	(103,254)	(23,339)	(74,234)
Capitalized software	(35,094)	(28,175)	(12,774)
Proceeds from sale of business, net	—	229,484	—
Other	(5,212)	(7,781)	(6,604)
Net cash (used in) provided by investing activities	(162,472)	155,951	(116,275)
Cash flows from financing activities:			
Repayment of borrowings under revolving credit facility	(1,755,000)	(1,986,500)	(1,266,000)
Proceeds from borrowings under revolving credit facility	1,960,000	1,945,500	1,255,500
Shares repurchased and cancelled	(108,249)	(223,835)	(70,269)
Distributions to noncontrolling interests	(26,723)	(24,964)	(39,197)
Payment of deferred consideration	(29,774)	(49,221)	(63,170)
Purchase of noncontrolling interest	(3,316)	—	(3,600)
Debt issuance costs	—	(844)	—
Net cash provided by (used in) financing activities	36,938	(339,864)	(186,736)

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(amounts in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Effect of exchange rate changes on cash and cash equivalents	(5,723)	2,054	(7,995)
Net increase (decrease) in cash and cash equivalents	11,602	(100,852)	36,580
Cash and cash equivalents at beginning of period	119,737	220,589	184,009
Cash and cash equivalents at end of period	$131,339	$ 119,737	$220,589
Supplemental Cash Flow Information:			
Cash income taxes paid	$ 23,906	$ 45,538	$ 41,235
Cash interest paid	91,050	87,068	70,935
Non-cash investing and financing activities:			
Acquisitions of business	47,082	8,332	1,178
Acquisitions of noncontrolling interest	27,207	22,172	1,000
Share issuances	341	—	—
Establishment of a deferred tax asset related to the exchange	—	—	30,556
Establishment of Tax Receivables Agreement liability	—	—	26,610
Conversion of Class C to Class A shares	—	—	47,930
Finalization of Stagwell Inc's tax basis in Stagwell Global, LLC	—	—	119,470
Non-cash payment of deferred acquisition consideration	18,208	32,820	989

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(amounts in thousands)

	Year Ended December 31, 2024									
	Common Shares — Class A		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2023	**118,469**	**$118**	**151,649**	**$ 2**	**$ 348,494**	**$ 21,148**	**$(13,067)**	**$ 356,695**	**$468,577**	**$ 825,272**
Net income	—	—	—	—	—	2,259	—	2,259	22,785	25,044
Other comprehensive loss	—	—	—	—	—	—	(10,706)	(10,706)	(15,569)	(26,275)
Total other comprehensive income (loss)	—	—	—	—	—	2,259	(10,706)	(8,447)	7,216	(1,231)
Distributions to noncontrolling interests[1]	—	—	—	—	—	—	—	—	(23,843)	(23,843)
Purchases of noncontrolling interest	—	—	—	—	(3,069)	—	—	(3,069)	(10,226)	(13,295)
Changes in redemption value of RNCI, net of tax	—	—	—	—	—	(11,669)	—	(11,669)	—	(11,669)
Restricted awards granted or vested	3,856	4	—	—	1,109	—	—	1,113	—	1,113
Shares repurchased and cancelled	(17,002)	(17)	—	—	(108,232)	—	—	(108,249)	—	(108,249)
Restricted shares forfeited	(96)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	45,509	—	—	45,509	—	45,509
Change in ownership held by Class C shareholders	—	—	—	—	(5,886)	—	—	(5,886)	6,380	494
Shares issued, acquisitions	9,567	10	—	—	65,283	—	—	65,293	—	65,293
Other	53	—	—	—	439	2	—	441	(2,930)	(2,489)
Balance at December 31, 2024	**114,847**	**$115**	**151,649**	**$ 2**	**$ 343,647**	**$ 11,740**	**$(23,773)**	**$ 331,731**	**$445,174**	**$ 776,905**

(1) Distributions to noncontrolling interests include approximately $21.6 million to Class C shareholders.

	Year Ended December 31, 2023									
	Common Shares — Class A & B		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2022	**131,724**	**$132**	**160,909**	**$ 2**	**$ 491,899**	**$22,095**	**$(15,478)**	**$ 498,650**	**$430,164**	**$ 928,814**
Net income	—	—	—	—	—	134	—	134	41,508	41,642
Other comprehensive income	—	—	—	—	—	—	2,411	2,411	5,923	8,334
Total other comprehensive income	—	—	—	—	—	134	2,411	2,545	47,431	49,976
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(19,164)	(19,164)
Purchases of noncontrolling interest	—	—	—	—	3,257	—	—	3,257	—	3,257
Changes in redemption value of RNCI	—	—	—	—	—	(442)	—	(442)	—	(442)
Restricted awards granted or vested	5,548	6	—	—	462	—	—	468	—	468
Shares repurchased and cancelled	(35,527)	(36)	—	—	(225,469)	—	—	(225,505)	—	(225,505)
Restricted shares forfeited	(67)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	49,674	—	—	49,674	—	49,674
Shares issued, acquisitions	7,530	8	—	—	41,152	—	—	41,160	—	41,160
Change in ownership held by Class C shareholders	—	—	—	—	(10,858)	—	—	(10,858)	10,858	—
Conversion of Class C to Class A shares	9,260	9	(9,260)	—	(9)	—	—	—	—	—
Other[1]	1	(1)	—	—	(1,614)	(639)	—	(2,254)	(712)	(2,966)
Balance at December 31, 2023	**118,469**	**$118**	**151,649**	**$ 2**	**$ 348,494**	**$21,148**	**$(13,067)**	**$ 356,695**	**$468,577**	**$ 825,272**

(1) The Other line within Paid-in Capital includes $1.6 million in connection with the modification of certain stock-appreciation rights from equity to cash-settled that were subsequently exercised in equity.

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(amounts in thousands)

	Year Ended December 31, 2022									
	Common Shares — Class A & B		Common Shares — Class C		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2021	**118,252**	**$118**	**179,970**	**$ 2**	**$382,893**	**$ (6,982)**	**$ (5,278)**	**$370,753**	**$508,287**	**$879,040**
Net income	—	—	—	—	—	19,919	—	19,919	30,125	50,044
Other comprehensive loss	—	—	—	—	—	—	(10,200)	(10,200)	(23,485)	(33,685)
Total other comprehensive income (loss) . .	—	—	—	—	—	19,919	(10,200)	9,719	6,640	16,359
Distributions to noncontrolling interests . .	—	—	—	—	—	—	—	—	(29,957)	(29,957)
Purchases of noncontrolling interests . . .	—	—	—	—	(1,000)	—	—	(1,000)	(3,600)	(4,600)
Acquisition of noncontrolling interests . .	—	—	—	—	—	—	—	—	2,667	2,667
Changes in redemption value of RNCI . .	—	—	—	—	—	8,711	—	8,711	—	8,711
Restricted awards granted or vested	3,940	4	—	—	(4)	—	—	—	—	—
Shares repurchased and cancelled	(9,725)	(10)	—	—	(70,269)	—	—	(70,279)	—	(70,279)
Restricted shares forfeited	(221)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	34,974	—	—	34,974	—	34,974
Shares issued, acquisitions	175	—	—	—	1,178	—	—	1,178	—	1,178
Conversion of Class C to Class A shares . .	19,061	19	(19,061)	—	47,911	—	—	47,930	(47,930)	—
Finalization of Stagwell Inc's tax basis in Stagwell Global, LLC	—	—	—	—	119,470	—	—	119,470	—	119,470
Finalization of MDC acquisition accounting and associated impact on Stagwell Inc.	—	—	—	—	(16,294)	—	—	(16,294)	2,301	(13,993)
Other	242	1	—	—	(6,960)	447	—	(6,512)	(8,244)	(14,756)
Balance at December 31, 2022	**131,724**	**$132**	**160,909**	**$ 2**	**$491,899**	**$22,095**	**$(15,478)**	**$498,650**	**$430,164**	**$928,814**

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Stagwell Inc. (the "Company," "we," or "Stagwell"), incorporated under the laws of Delaware, conducts its business through its networks and its portfolio of marketing services firms ("Brands"), which provide marketing and business solutions that realize the potential of combining data and creativity. Stagwell's strategy is to build, grow and acquire market-leading businesses that deliver the modern suite of services that marketers need to thrive in a rapidly evolving business environment.

The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell and its subsidiaries. Stagwell has prepared the Audited Consolidated Financial Statements included herein in accordance with accounting principles generally accepted in the United States ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for reporting financial information on this Annual Report on Form 10-K (this "Form 10-K"). The preparation of financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates about current and future results of operations and cash flows that affect the amounts reported and disclosed. Actual results could differ from these estimates and assumptions.

The accompanying financial statements reflect all adjustments, consisting of normal recurring accruals, which in the opinion of management are necessary for a fair statement, in all material respects, of the information contained therein. Intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year financial information to conform to the current year's presentation.

Recent Developments

On January 1, 2025, the Company entered into a stock purchase agreement to acquire ADK Group, an integrated marketing solutions company. The purchase price is dependent on the closing balance sheet but is estimated to be approximately $24 million. The acquisition is expected to close in the second quarter of 2025.

On December 23, 2024, the Company entered into a sale purchase agreement to acquire Create Group Holding Limited, a strategic digital communications group in Middle East, for approximately $16 million, subject to post-closing adjustments. Under the agreement, the sellers are entitled to contingent consideration up to a maximum value of approximately $24 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A common stock, par value $0.001 per share (the "Class A Common Stock") at the Company's discretion. The acquisition is expected to close in the second quarter of 2025.

2. Significant Accounting Policies

The Company's significant accounting policies are summarized as follows:

Principles of Consolidation. The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell Inc. and its domestic and international controlled subsidiaries that are not considered variable interest entities, and variable interest entities for which the Company is the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the Audited Consolidated Financial Statements in conformity with GAAP requires management to make judgments, estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including goodwill, intangible assets, contingent deferred acquisition consideration, redeemable noncontrolling interests, deferred tax assets, right-of-use lease assets and the amounts of revenue and expenses reported during the period. These estimates are evaluated on an ongoing basis and are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. As of December 31, 2024, the effects of global macroeconomic and geopolitical uncertainty on the Company's business, results of operations and

financial condition continue to evolve. As a result, many of the Company's estimates and assumptions continue to require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company's estimates may change materially in the future.

Fair Value.   The Company applies the fair value measurement guidance for financial assets and liabilities that are required to be measured at fair value and for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill, right-of-use lease assets and other identifiable intangible assets. See Note 18 of the Notes included herein for additional information regarding fair value measurements.

Concentration of Credit Risk.   Credit is granted to qualified clients in the ordinary course of business. Due to the diversified nature of the Company's client base, the Company does not believe that it is exposed to a concentration of credit risk. No sales to an individual client accounted for more than 3% and 4% for the years ended December 31, 2024, and 2023, respectively.

Cash and Cash Equivalents.   The Company's cash equivalents may comprise investments in overnight interest-bearing deposits, money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase. The Company has a concentration of credit risk in that there are cash deposits in excess of federally insured amounts and international cash balances that may not qualify for foreign government insurance programs. To date, the Company has not experienced any losses on cash and cash equivalents.

Allowance for Doubtful Accounts.   Trade receivables are stated at invoiced amounts less allowances for doubtful accounts. The allowances represent expected losses using a current expected credit loss model. The Allowance for doubtful accounts is based on expected future uncollectible accounts receivable and is estimated considering forecasts of future economic conditions in addition to information about past events and current conditions. Allowance for doubtful accounts was $6.1 million and $7.1 million as of December 31, 2024, and December 31, 2023, respectively.

Transfer of Accounts Receivable.   The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer. Accordingly, the Company accounts for the transfers as sales of trade receivables by recognizing an increase to cash and a decrease to accounts receivable when the receivables are transferred, with the proceeds being included in cash flows from operating activities in the Consolidated Statements of Cash Flows.

The trade receivables transferred to the third parties were $435.6 million, $393.9 million and $176.5 million, during the years ended December 31, 2024, 2023, and 2022, respectively. The trade receivables collected by the Company that were not remitted to the third parties under these arrangements were recorded in Accruals and other liabilities on the Consolidated Balance Sheets and total $19.5 million as of December 31, 2024, $1.8 million as of December 31, 2023, and $5.7 million as of December 31, 2022. Fees for these arrangements were recorded in Office and general expenses in the Consolidated Statements of Operations and totaled $5.8 million, $5.4 million, and $1.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Expenditures Billable to Clients.   Expenditures billable to clients consist principally of outside vendor costs incurred on behalf of clients when providing services, in arrangements in which we are acting as agent, that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of the period.

Fixed Assets.   Fixed assets are stated at cost, net of accumulated depreciation. Computer equipment and furniture and fixtures are depreciated on a straight-line basis over periods of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

Leases.   The Company recognizes on the Consolidated Balance Sheets, at the time of lease commencement, a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. All right-of-use lease assets are reviewed for impairment. See Note 10 of the Notes included herein for further information on leases.

Impairment of Long-lived Assets.   A long-lived asset or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of such asset or asset group. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on the Company's weighted average cost of capital ("WACC"), risk adjusted where appropriate, or another appropriate discount rate.

Goodwill.   Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination is not amortized but rather tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired, and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and appropriate discount rates based on a reporting unit's WACC as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

Definite Lived Intangible Assets.   Definite lived intangible assets are subject to amortization over their useful lives. A straight-line amortization method is used over the estimated useful life which is representative of the pattern of how the economic benefits of the specific intangible asset is consumed. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an intangible asset to estimated undiscounted future cash flows expected to be generated from use of the asset and its eventual disposition. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, a quantitative assessment is performed using an income approach, which incorporates the use of the DCF method.

Business Combinations.   Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets, and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as trademarks.

Deferred Acquisition Consideration.   Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the balance sheet. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, such as revenue and EBITDA growth, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in Office and general expenses in the Consolidated Statements of Operations.

Redeemable Noncontrolling Interests.   Certain of the Company's acquisitions include contractual arrangements where the noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders' incremental ownership interests under certain circumstances. The Company sometimes has similar call options under the same contractual terms. The amount of consideration under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. In the event that noncontrolling shareholders have a right to require the Company to purchase their ownership interest, the amounts are recorded in Redeemable Noncontrolling Interests in mezzanine equity on the Consolidated Balance Sheets at their acquisition date fair value and adjusted for changes to their estimated redemption value through Retained earnings or Paid-in capital (if at an accumulated deficit) in the Consolidated Balance Sheets (but not less than their initial redemption value), except for foreign currency translation adjustments. These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values.

Control to Control Subsidiary Purchases.   Transactions involving the purchase, sale or issuance of interests of a subsidiary where control is maintained are recorded as a reduction in the redeemable noncontrolling interests or noncontrolling interests, as applicable. Any difference between the purchase price and noncontrolling interest is recorded to Paid-in capital in the Consolidated Balance Sheets. In circumstances where the purchase of shares of an equity investment results in obtaining control, the existing carrying value of the investment is remeasured to the acquisition date fair value and any gain or loss is recognized in the Consolidated Statement of Operations.

Revenue Recognition.   The Company's revenue is recognized when control of the promised services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for additional information.

Cost of Services.   Cost of services sold primarily consists of staff costs that are directly attributable to the Company's client engagements, as well as third-party direct costs of production and delivery of services to its clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to the Company's client engagements.

Deferred Financing Costs.   The Company uses the straight-line method, which approximates the effective interest method, to amortize deferred financing costs within Interest expense, net on the Consolidated Statements of Operations.

Income Taxes.   The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Stock-Based Compensation.   Compensation cost for awards such as restricted stock and restricted stock units is measured at fair value at the date of grant and is expensed over the service period, generally the award's vesting period.

The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. Forfeitures for all awards are recognized as they occur. The Company commences recording compensation expense related to awards that are based on performance conditions under the straight-line attribution method when it is probable that such performance conditions will be met.

Certain of our awards are settled in cash (stock appreciation awards) and are recorded at fair value on the date of grant and remeasured at each reporting period. The measurement of the compensation cost for these awards is based on using the Black-Scholes option pricing model and is recorded in Operating income (loss) over the service period, in this case the award's vesting period. The assumption for expected volatility is based on a blended rate which includes historical volatility of a peer group of market participants and historical volatility of the Company.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee with the right, but not the obligation, to sell their profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are primarily settled in cash, with certain awards having stock-settlement provisions at the Company's discretion. The corresponding liability associated with these profits interests awards is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. See Note 15 of the Notes included herein for further details on these awards.

Share Buybacks.   The Company may purchase shares of Class A Common Stock under its stock repurchase program (the "Repurchase Program") as well as repurchases outside of the Repurchase Program. The Company accounts for these repurchases by reducing the value of our Class A Common Stock for the par value of the shares repurchased and account for the difference between the price paid for the Class A Common Stock, excluding fees, and the par value of such stock to Paid-in capital. See Note 15 of the Notes included herein for further details of our share buyback plan.

Retirement Costs.   Several of the Company's subsidiaries offer employees access to certain defined contribution retirement programs. Under the defined contribution plans, these subsidiaries, in some cases, make annual contributions to participants' accounts which are subject to vesting. The Company's contribution expense pursuant to these plans was $19.7 million, $20.5 million, and $19.0 million for the years ended December 31, 2024, 2023, and 2022, respectively. The Company also has a defined benefit pension plan. See Note 12 of the Notes included herein for additional information on the defined benefit plan.

Earnings (Loss) per Common Share.   Basic earnings (loss) per common share is based upon the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share is based on the above, in addition, if dilutive, common share equivalents, which include stock appreciation rights, unvested restricted stock and restricted stock units, as well as shares of Class C common stock, par value $0.00001 per share (the "Class C Common Stock").

Foreign Currency.   The functional and reporting currency of the Company is the U.S. dollar. Generally, the Company's subsidiaries use their local currency as their functional currency. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates during the periods presented. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in the Shareholders' equity section of the Consolidated Balance Sheets. Translation of intercompany transactions, which are not intended to be settled, are included within cumulative translation adjustments. When transactions are denominated or settled in currencies other than the entity's functional currency, foreign currency transaction unrealized and realized gains or losses are recognized. These gains and losses are recognized as incurred in the Consolidated Statements of Operations in Foreign, exchange, net.

3. New Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220) Disaggregation of Income Statement Expenses ("ASU 2024-03"), to enhance the transparency and decision usefulness of financial information presented in the income statement by requiring disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is evaluating the impact of these new requirements on its income statement presentation and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures ("ASU 2023-09"), to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregated information about an entity's effective tax rate reconciliation, as well as information on taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Interim disclosures are not impacted by this update. The Company is evaluating the impact of these amendments on its annual disclosures.

4. Acquisitions

2024 Acquisitions

Acquisition of Unicepta

On December 19, 2024, the Company acquired UNICEPTA Holding GmbH ("Unicepta"), a global media monitoring and analytics platform, for 60.1 million Euros ("€") (approximately $62 million), of which €23.8 million (approximately $24 million) was paid in cash, €25.0 million (approximately $26 million) in 3,390,788 shares of the Company's Class A Common Stock , €0.7 million in a deferred cash payment (approximately $1 million), which was paid in January 2025, and €10.6 million (approximately $11 million) attributable to contingent consideration which is considered part of the purchase price, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of €40.0 million (approximately $42 million) subject to meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

The consideration has been allocated to the assets acquired and assumed liabilities of Unicepta based upon fair values. The preliminary purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 2,215
Accounts receivable, net	8,472
Other current assets	3,913
Right-of-use lease assets	5,914
Fixed assets	445
Identifiable intangible assets	35,312
Accounts payable	(1,276)
Accruals and other liabilities	(2,967)
Advance billings	(1,527)
Current portion of lease liabilities – operating leases	(1,067)
Long-term lease liabilities – operating leases	(5,406)
Deferred tax liabilities, net	(11,445)
Other liabilities	(3,460)
Net assets assumed	29,123
Goodwill	33,291
Purchase price consideration	$ 62,414

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Unicepta. Goodwill of $33.3 million was assigned to the Stagwell Marketing Cloud Group reported within All Other. The goodwill is not deductible for income tax purposes.

Intangible assets consist of trade names, customer relationships, and developed technology. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is 10 years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$22,083	12
Trade names	5,417	10
Developed Technology	7,812	5
Total acquired intangible assets	$35,312	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2023. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(dollars in thousands)	
Revenue	$2,892,586	$2,579,374
Net income	$ 5,216	$ 33,939

Revenue attributable to Unicepta, included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $1.7 million. Net income attributable to Unicepta, included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $0.4 million.

The purchase price accounting is not yet final as the Company has not yet finalized its valuation processes and therefore may still make adjustments.

Acquisition of Consulum

On October 1, 2024, the Company acquired Consulum (Cayman) Limited ("Consulum"), a government advisory firm that provides public relations management and media and marketing services, for $82.8 million, of which $58.3 million was paid in cash, $12.9 million in 1,810,274 shares of the Company's Class A Common Stock, and $11.3 million was attributed to contingent consideration which is considered part of the purchase price, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $90.0 million, partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

The consideration has been allocated to the assets acquired and assumed liabilities of Consulum based upon fair values. The preliminary purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 2,151
Accounts receivable, net	26,845
Other current assets	3,094
Right-of-use lease assets	2,173
Fixed assets	2,032
Identifiable intangible assets	57,200
Accounts payable	(2,078)
Accruals and other liabilities	(9,167)
Advance billings	(5,425)
Current portion of lease liabilities – operating leases	(983)
Long-term lease liabilities – operating leases	(1,065)
Deferred tax liabilities, net	(8,618)
Net assets assumed	66,159
Goodwill	16,593
Purchase price consideration	$82,752

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Consulum. Goodwill of $16.6 million was assigned to the Communications Network reportable segment. The goodwill is not deductible for income tax purposes.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is nine years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$43,800	7
Trade names	13,400	10
Total acquired intangible assets	$57,200	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2023. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(dollars in thousands)	
Revenue	$2,893,599	$2,585,024
Net income	$ 19,346	$ 49,039

Revenue attributable to Consulum, included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $14.7 million. Net loss attributable to Consulum included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $1.6 million.

The purchase price accounting is not yet final as the Company has not yet finalized its valuation processes and therefore may still make adjustments.

Acquisition of Team Epiphany

On January 2, 2024, the Company acquired Team Epiphany, LLC ("Epiphany"), a consumer marketing company, for $16.7 million, of which $11.7 million was paid in cash and $5.0 million in 797,916 shares of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $17.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The goodwill is deductible for income tax purposes.

The consideration has been allocated to the assets acquired and assumed liabilities of Epiphany based upon fair values. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 1,095
Accounts receivable, net	8,283
Expenditures billable to clients	4,823
Other current assets	402
Right-of-use lease assets	2,788
Fixed assets	184
Identifiable intangible assets	4,316
Accounts payable	(1,086)
Accruals and other liabilities	(664)
Advance billings	(8,808)
Current portion of lease liabilities – operating leases	(516)
Long-term lease liabilities – operating leases	(2,600)
Net assets assumed	8,217
Goodwill	8,452
Purchase price consideration	**$16,669**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Epiphany. Goodwill of $8.5 million was assigned to the Integrated Agencies Network reportable segment.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is three years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$3,767	3
Trade names	549	3
Total acquired intangible assets	$4,316	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2023. The pro forma revenue and net income (loss) for the year ended December 31, 2024 would not be materially different from the actual revenue and net income (loss) reported. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31, 2023
	(dollars in thousands)
Revenue	$2,570,380
Net income	$ 42,891

Revenue attributable to Epiphany, included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $47.4 million. Net income attributable to Epiphany, included within the Consolidated Statements of Operations for the year ended December 31, 2024, was $2.0 million.

Other 2024 Acquisitions

On July 19, 2024, the Company acquired L.D.R.S. Group Ltd. ("Leaders"), for 25.2 million Israeli New Shekels ("ILS") (approximately $7 million), of which 10.9 million ILS (approximately $3 million) was paid in cash, 3.5 million ILS (approximately $1 million) in 135,010 shares of the Company's Class A Common stock, and 10.9 million ILS (approximately $3 million) was attributed to contingent consideration which is considered part of the purchase price. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of 24.2 million ILS (approximately $7 million), partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Leaders and expected growth related to new customer relationships. Goodwill of $4.9 million was assigned to the All Other category. The goodwill is not fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

On April 5, 2024, the Company acquired PROS Agency ("PROS"), for 42.1 million Brazilian reals ("R$") approximately $8.5 million) of which R$23.3 million ($4.7 million) was paid in cash, R$5.3 million ($1.1 million) was paid in 182,256 shares of Class A Common Stock, and R$13.5 million ($2.7 million) was attributed to contingent consideration which is considered part of the purchase price. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of R$72.5 million ($14.4 million), partially subject to continued employment, and meeting certain future earnings targets, of which a portion may be settled in shares of the Company's Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of PROS and expected growth related to new customer relationships. Goodwill of $5.4 million was assigned to the Communications Network reportable segment. The goodwill is not fully deductible for income tax purposes.

On April 4, 2024, the Company acquired What's Next Partners ("WNP"), for €4.3 million (approximately $5 million) in cash. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of €8.5 million (approximately $9 million), partially subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of the Company's Class A Common Stock, at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of WNP and expected growth related to new customer relationships. Goodwill of $5.4 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is not fully deductible for income tax purposes.

On March 1, 2024, the Company acquired Sidekick Live Limited ("Sidekick"), for 4.6 million British pounds ("£") (approximately $6 million) of which £3.6 million (approximately $5 million) was paid in cash, £0.1 million (approximately less than $0 million) was incurred as a certain payable to sellers, and £0.9 million (approximately $1 million) in 195,431 shares of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of £8.0 million (approximately $10 million), subject to continued employment requirements and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was mainly recorded as goodwill, which is primarily attributable to the assembled workforce of Sidekick and expected growth related to new customer relationships. Goodwill of $2.0 million was assigned to the Communications Network reportable segment. The goodwill is not fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

2023 Acquisitions

On November 1, 2023, the Company acquired Movers and Shakers LLC ("Movers and Shakers"), a digital creative company, for $14.7 million, of which $10.2 million was paid in cash and $4.5 million in 1,006,711 shares of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $35.0 million, subject to meeting certain future earnings targets and continued employment, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Movers and Shakers and expected growth related to new customer relationships. Goodwill of $8.2 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes.

On October 2, 2023, the Company acquired Left Field Labs LLC ("LFL"), a digital experience design and strategy company, for $13.2 million, of which $9.4 million was paid in cash and $3.8 million in 825,402 of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $51.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of LFL and expected growth related to new customer relationships. Goodwill of $7.9 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes.

On July 3, 2023, the Company acquired Tinsel Experiential Design LLC ("Tinsel"), a marketing and design company, for $2.5 million in cash consideration, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration, subject to continued employment, and meeting certain future earnings targets. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Tinsel and expected growth related to new customer relationships. Goodwill of $1.6 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes.

On April 25, 2023, the Company acquired Huskies, Ltd. ("Huskies"), for €5.2 million ($5.6 million) of cash consideration, of which €0.9 million ($1.0 million) is deferred, subject to post-closing adjustments. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Huskies and expected growth related to new customer relationships and geographic expansion. Goodwill of $2.6 million was assigned to the Brand Performance Network reportable segment. The goodwill is non-deductible for income tax purposes.

2023 Dispositions

On October 31, 2023, the Company sold ConcentricLife ("Concentric"), which was included in Integrated Agencies Network, to a strategic buyer for $245.0 million in cash resulting in a pre-tax gain of $94.5 million. The gain was recognized within Gain on sale of business within the Consolidated Statements of Operations. The divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

2022 Acquisitions

The Company acquired the entities below in the year ended December 31, 2022. Pro forma revenue and net income related to these acquisitions are as follows:

Brand New Galaxy

The pro forma revenue and net income for the year ended December 31, 2022, was $2,698.0 million and $49.3 million, respectively.

TMA Direct, Inc.

The pro forma revenue and net income for the year ended December 31, 2022, was $2,691.6 million and $51.4 million, respectively.

Maru Group Limited

The pro forma revenue and net income for the year ended December 31, 2022, was $2,717.7 million and $36.0 million, respectively.

Wolfgang, LLC.

The pro forma revenue and net income for the year ended December 31, 2022, was $2,696.7 million and $51.4 million, respectively.

Epicenter Experience LLC.

The pro forma revenue and net income for the year ended December 31, 2022, was $2,691.0 million and $49.7 million, respectively.

5. Revenue

The Company's revenue recognition policies are established in accordance with ASC 606, and accordingly, revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Stagwell network provides an extensive range of services to our clients, offering a variety of marketing and communication capabilities including strategy, creative and production for advertising campaigns across a variety of platforms (digital, social media, television broadcast, and print), public relations services including strategy, editorial, crisis support or issues management, online fundraising, media training, influencer engagement and events management, and subscription-based software-as-a-service and data-as-a service models. We also provide media-based solutions to drive brand performance, including buying and planning across a range of platforms (out-of-home, paid search, social media, lead generation, programmatic, television broadcast), experiential marketing and application/website design and development.

The primary source of the Company's revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses, depending on the terms of the client contract. In all circumstances, revenue is only recognized when collection is reasonably assured. Certain of the Company's contractual arrangements have more than one performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Stand-alone selling prices are determined based on the prices charged to clients on a stand-alone basis or using expected cost-plus margin.

The determination of our performance obligations is specific to the services included within each contract. Based on a client's requirements within the contract, and how these services are provided, multiple services could represent separate performance obligations or be combined and considered one performance obligation. Contracts that contain services that can be provided on a stand-alone basis, which are not significantly integrated or interdependent, and that do not significantly modify or customize each other, are typically considered separate performance obligations. Typically, these services are creative (or strategy), production, experiential marketing and media planning and media buying arrangements.

Certain of the Company's contracts consist of a single performance obligation. In these instances, the Company does not consider the underlying activities separate or distinct performance obligations because its services are highly interrelated, and the integration of the various components is essential to the overall promise to the Company's customer. Typically, these services are public relations, and application/website design and development. In other instances, the Company is engaged to provide marketing services, such online fundraising and brand performance media solutions, that include a variety of distinct activities performed throughout the contract term that are substantially the same and that are satisfied over time, and therefore the Company considers these to be one performance obligation.

We typically satisfy our performance obligations over time, as services are performed. Fees for services are typically recognized using input methods (direct labor hours, materials and third-party costs) that correspond with efforts incurred to date in relation to total estimated efforts to complete the contract. To a lesser extent, revenue is recognized using output measures, such as impressions or ongoing reporting. For client contracts when the Company has a stand-ready obligation to perform services, the Company recognizes revenue ratably using a time-based measure. In addition, for client contracts where the Company provides online subscription-based hosted services, it recognizes revenue ratably over the contract term. Point in time recognition primarily relates to certain commission-based contracts, which are recognized upon the placement of advertisements in various media when the Company has no further performance obligation.

Revenue is recognized net of sales and other taxes due to be collected and remitted to government authorities. The Company's contracts typically provide for termination by either party within 30 to 90 days. Although payment terms vary by client, they are typically within 30 to 60 days. In addition, the Company generally has the right to payment for all services provided through the end of the contract or termination date.

Within each contract, we identify whether the Company is principal or agent at the service level. In arrangements where the Company has substantive control over the service before transferring it to the client, and is primarily responsible for integrating the services into the final deliverables, we act as principal. In these arrangements, revenue is recorded at the gross amount billed. Accordingly, for these contracts the Company has included reimbursed expenses in revenue. In other arrangements where a third-party supplier, rather than the Company, is primarily responsible for the integration of services into the final deliverables, and thus the Company is solely arranging for the third-party supplier to provide these services to our client, we generally act as agent and record revenue equal to the net amount retained, when the fee or commission is earned. The role of Stagwell's Brands under a typical production services agreement is to facilitate a client's purchasing of production capabilities from a third-party production company in accordance with the client's strategy and guidelines. The obligation of Stagwell's Brands under typical media buying services is to negotiate and purchase advertising media from a third-party media vendor on behalf of a client to execute its media plan. Typically, we do not obtain control prior to transferring these services to our clients; therefore, we primarily act as agent for production and media buying services. In situations where we are primarily responsible for fulfillment or have discretion in pricing, we have concluded that we have obtained control and act as principal.

A small portion of the Company's contractual arrangements with clients include performance incentive provisions, which allow the Company to earn additional revenues as a result of its performance relative to both quantitative and qualitative goals. Incentive compensation is primarily estimated using the most likely amount method and is included in revenue up to the amount that is not expected to result in a reversal of a significant amount of cumulative revenue recognized. We recognize revenue related to performance incentives as we satisfy the performance obligation to which the performance incentives are related.

Disaggregated Revenue Data

The Company provides a broad range of services to a large base of clients across the full spectrum of verticals globally. The primary source of revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. Representation of a client rarely means that Stagwell handles marketing communications for all Brands or product lines of the client in every geographical location. The Company's Brands often cooperate with one another through referrals and the sharing of both services and expertise, which enables Stagwell to service clients' varied marketing needs by crafting custom integrated solutions.

We reclassified certain brands between principal capabilities in 2024. The prior year (2023) amounts presented have been revised to reflect this change. The following table presents revenue disaggregated by our principal capabilities for the years ended December 31,:

Principal Capabilities	Reportable Segment	2024	2023	2022
		(dollars in thousands)		
Digital Transformation	All segments	$ 718,371	$ 636,657	$ 773,677
Creativity and Communications . . .	All segments	1,328,916	1,167,432	1,222,289
Performance Media and Data	Integrated Agencies Network and Brand Performance Network	323,978	295,304	279,903
Consumer Insights and Strategy . . .	Integrated Agencies Network	190,133	192,209	212,869
Stagwell Marketing Cloud Group . .	All segments	279,818	235,575	199,054
		$2,841,216	$2,527,177	$2,687,792

Stagwell's Brands are located in the United States, the United Kingdom, and 33 other countries around the world. The Company continues to expand its global footprint to support clients in international markets. Historically, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which included discretionary components that are easier to reduce in the short term than other operating expenses.

The following table presents revenue disaggregated by geography for the years ended December 31,:

Geographical Location	Reportable Segment	2024	2023	2022
		(dollars in thousands)		
United States	All	$2,336,988	$2,058,883	$2,218,681
United Kingdom	All	165,103	160,954	181,764
Other	All	339,125	307,340	287,347
		$2,841,216	$2,527,177	$2,687,792

Contract Assets and Liabilities

Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients when providing advertising, marketing and corporate communications services that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of providing services. In arrangements in which we are acting as principal, contract assets are included as a component of Accounts receivable on the Consolidated Balance Sheets. These assets were $135.9 million and $141.9 million as of December 31, 2024, and December 31, 2023, respectively. In arrangements in which we are acting as agent, contract assets are included on the Consolidated Balance Sheets as Expenditures billable to clients. These assets were $173.2 million and $114.1 million as of December 31, 2024, and December 31, 2023, respectively.

Contract liabilities represent advanced billings to customers for fees and reimbursements of third-party costs, whether we act as principal or agent. Such fees and reimbursements of third-party costs are classified as Advance billings on the Company's Consolidated Balance Sheets. Advance billings at December 31, 2024, and December 31, 2023, were $294.6 million and $301.7 million, respectively. The change in Advance billings of $7.1 million for the year ended December 31, 2024, was primarily driven by $290.7 million of revenue recognized that was included in the Advance billings balances as of December 31, 2023, the incurrence of third-party costs, and cash payments received or due in advance of satisfying our performance obligations. In arrangements in which we are acting as an agent, the revenue recognized related to the contract liability is presented on a net basis within the Consolidated Statements of Operations.

The Company acquired $10.2 million in contract assets and $15.7 million in contract liabilities in connection with the acquisition of Epiphany, Consulum, and Unicepta. See Note 4 of the Notes included herein for additional information related to these acquisitions.

Changes in the contract asset and liability balances during the year ended December 31, 2024, were not materially impacted by write-offs, impairment losses or any other factors.

Unsatisfied Performance Obligations

The majority of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had $118.8 million of unsatisfied performance obligations as of December 31, 2024, of which we expect to recognize approximately 80% in 2025, 16% in 2026 and 4% in 2027, and thereafter.

6. Earnings (Loss) Per Share

The following table presents the computations of basic and diluted earnings per common share for the year ended December 31, 2024 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2024
Earnings Per Share – Basic	
Numerator:	
Net income	$ 25,044
Net income attributable to Class C shareholders	(17,144)
Net income attributable to other equity interest holders	(5,641)
Net income attributable to noncontrolling and redeemable noncontrolling interests	$ (22,785)
Net income attributable to Stagwell Inc. common shareholders	$ 2,259
Denominator:	
Weighted Average number of common shares outstanding	110,890
Earnings Per Share – Basic	$ 0.02
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 2,259
Denominator:	
Basic – Weighted Average number of common shares outstanding	110,890
Dilutive shares:	
Stock appreciation rights	461
Restricted share and restricted unit awards	4,395
Employee Stock Purchase Plan shares	6
Diluted – Weighted average number of common shares outstanding	115,752
Earnings Per Share – Diluted	$ 0.02
Anti-dilutive:	
Class C Shares	151,649
Class A Shares to settle deferred acquisition obligations	6,236

The following table presents the computations of basic and diluted earnings per common share for the year ended December 31, 2023 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2023
Earnings Per Share – Basic	
Numerator:	
Net income	$ 41,642
Net income attributable to Class C shareholders	(39,066)
Net income attributable to other equity interest holders	(2,442)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(41,508)
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Weighted Average number of common shares outstanding	117,259
Earnings Per Share – Basic	$ —
Loss Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Basic – Weighted Average number of common shares outstanding	117,259
Dilutive shares:	
Stock appreciation rights	421
Restricted share and restricted unit awards	4,485
Employee Stock Purchase Plan shares	5
Diluted – Weighted average number of common shares outstanding	122,170
Earnings Per Share – Diluted	$ —
Anti-dilutive:	
Class C Shares	154,972
Class A Shares to settle deferred acquisition obligations	5,127

The following table presents the computations of basic and diluted earnings per common share for the year ended December 31, 2022 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2022
Earnings Per Share – Basic	
Numerator:	
Net income	$ 50,044
Net income attributable to Class C shareholders	(16,004)
Net income attributable to other equity interest holders	(14,121)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(30,125)
Net income attributable to Stagwell Inc. common shareholders	$ 19,919
Denominator:	
Weighted Average number of common shares outstanding	124,262
Earnings Per Share – Basic	$ 0.16
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 19,919
Net income attributable to Class C shareholders	16,004
	$ 35,923
Denominator:	
Basic – Weighted Average number of common shares outstanding	124,262
Dilutive shares:	
Stock appreciation rights	1,896
Restricted share and restricted unit awards	4,467
Class C shares	165,971
Diluted – Weighted average number of common shares outstanding	296,596
Earnings Per Share – Diluted	$ 0.12

Restricted stock awards of 3.1 million, 2.9 million and 2.3 million as of December 31, 2024, 2023, and 2022, respectively, were excluded from the computation of diluted earnings (loss) per common share because the performance contingencies necessary for vesting were not met as of the reporting date.

7. Fixed Assets

The following table presents the Company's fixed assets as reported on the Consolidated Balance Sheets as of December 31,:

	2024			2023		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Computer equipment, furniture and fixtures	$ 70,627	$ (47,424)	$23,203	$ 60,131	$(36,535)	$23,596
Leasehold improvements	106,380	(56,877)	49,503	99,127	(44,898)	54,229
	$177,007	$(104,301)	$72,706	$159,258	$(81,433)	$77,825

Depreciation expense for the years ended December 31, 2024, 2023, and 2022 was $29.2 million, $29.0 million and $26.5 million, respectively.

8. Goodwill and Intangible Assets

The following table presents the Company's goodwill as reported on the Consolidated Balance Sheets as of December 31,:

	Integrated Agencies Network	Brand Performance Network	Communications Network	All Other	Total
Balance at December 31, 2021	$1,153,073	$358,613	$115,777	$ 25,260	$1,652,723
Acquired goodwill	3,330	26,176	6,569	29,387	65,462
Impairment	(49,840)	(49,314)	—	(17,560)	(116,714)
Transfer of goodwill between segments[1]	(111,065)	111,065	—	—	—
Foreign currency translation	(11,422)	(13,467)	(753)	—	(25,642)
Other[2]	(15,682)	685	6,124	—	(8,873)
Balance at December 31, 2022	$ 968,394	$433,758	$127,717	$ 37,087	$1,566,956
Acquired goodwill	18,451	2,626	—	—	21,077
Disposition	(98,779)	—	—	—	(98,779)
Transfer of goodwill between segments[1]	(8,517)	—	8,517	—	—
Foreign currency translation	1,846	5,056	353	271	7,526
Other[2]	—	220	—	1,815	2,035
Balance at December 31, 2023	$ 881,395	$441,660	$136,587	$ 39,173	$1,498,815
Acquired goodwill	13,845	368	23,520	38,175	75,908
Disposition	—	—	—	(7,699)	(7,699)
Transfer of goodwill between segments[1]	4,122	(4,122)	—	—	—
Foreign currency translation	(6,485)	(4,149)	(784)	(738)	(12,156)
Other[2]	(731)	9	—	—	(722)
Balance at December 31, 2024	$ 892,146	$433,766	$159,323	$ 68,911	$1,554,146

(1) Transfer of goodwill resulting from changes to the Company's reportable segments (Networks) due to changes in the Company's internal management and reporting structure. See Note 20 of the Notes included herein for additional information related to these changes.

(2) Represents adjustments associated with the finalization of purchase price accounting for acquisitions.

There was $116.7 million of accumulated goodwill impairment charges as of December 31, 2023, and December 31, 2024.

The Company recognized an impairment and other losses charge of $122.2 million for the year ended December 31, 2022, primarily related to the impairment of goodwill totaling $116.7 million. The goodwill impairment was to write down the carrying value in excess of the fair value at eight reporting units, three in the Integrated Agencies Network, four in the Brand Performance Network and one within the All Other category. The charge was recorded within Impairment and other losses on the Consolidated Statements of Operations.

The following presents the Company's gross and net amounts of intangible assets other than goodwill as reported on the Consolidated Balance Sheets as of December 31,:

Intangible Assets	2024	2023
Customer relationships, gross	$ 939,227	$ 870,987
Accumulated amortization	(293,581)	(218,808)
Customer relationships, net	$ 645,646	$ 652,179
Trade names, gross	$ 208,549	$ 188,820
Accumulated amortization	(94,687)	(74,141)
Trade names, net	$ 113,862	$ 114,679
Capitalized software, gross	$ 104,017	$ 70,622
Accumulated amortization	(49,597)	(30,928)
Capitalized software, net	$ 54,420	$ 39,694
Developed technology and other, gross	$ 37,890	$ 21,583
Accumulated amortization	(15,035)	(9,915)
Developed technology and other, net	$ 22,855	$ 11,668
Total intangible assets, gross	$1,289,683	$1,152,012
Accumulated amortization	(452,900)	(333,792)
Total intangible assets, net	$ 836,783	$ 818,220

The weighted average amortization period for customer relationships is thirteen years, trade names is twelve years, capitalized software is four years, and developed technology and other intangible assets is two years. In total, the weighted average amortization period is thirteen years. Amortization expense related to amortizable intangible assets for the years ended December 31, 2024, 2023, and 2022 was $121.6 million, $112.2 million, and $103.1 million, respectively.

The estimated amortization expense for the five succeeding years is as follows:

Year	Amortization
2025	$119,386
2026	117,048
2027	102,092
2028	87,055
2029	75,999
Thereafter	335,203
Total	$836,783

9. Deferred Acquisition Consideration

Deferred acquisition consideration on the Consolidated Balance Sheets consists of deferred obligations related to contingent and fixed purchase price payments, and contingent and fixed retention payments tied to continued employment of specific personnel. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period within Office and general expenses on the Consolidated Statements of Operations. Arrangements that are contingent upon future employment are initially measured at the acquisition date fair value, remeasured at each reporting period and are expensed as earned over the respective vesting (employment) period within Office and general expenses on the Consolidated Statements of Operations.

The following table presents changes in deferred acquisition consideration and a reconciliation to the amounts reported on the Consolidated Balance Sheets as of December 31,:

	2024	2023
	(dollars in thousands)	
Beginning balance	$101,058	$161,323
Payments[1]	(67,895)	(97,447)
Adjustments to deferred acquisition consideration[2]	23,005	14,303
Additions[3]	46,598	22,172
Currency translation adjustment	(651)	680
Other	—	27
Ending balance[4]	$102,115	$101,058

(1) Includes deferred acquisition consideration payments settled in shares of Class A Common Stock of $18.2 million and $32.8 million, respectively, for the periods ended December 31, 2024, and December 31, 2023.

(2) Adjustments to deferred acquisition consideration contains fair value changes from the Company's initial estimates of deferred acquisition payments and accretion of expense as awards are earned over the vesting period.

(3) Additions in 2024 of $46.6 million include $28.1 million related to the Company's acquisitions (See Note 4 for further information). It also includes $17.0 million related to a reclassification from redeemable noncontrolling interest to deferred acquisition consideration in connection with the purchase of the remaining 40% interest the Company did not previously own in a certain Brand. This amount will be paid in cash in 2025. Additions of $22.2 million in 2023 represents a reclassification from redeemable noncontrolling interest to deferred acquisition consideration. Specifically, in 2021, the Company entered into an agreement to purchase the remaining 26.7% interest in Targeted Victory it did not previously own. The agreement provided for the purchase of 50% of the interest on October 1, 2021 (paid in October 2023) and 50% on July 31, 2023 (payable in October 2025). In connection with the purchase, the estimated amount payable in October 2025, was reclassified from redeemable noncontrolling interest to deferred acquisition consideration in 2023.

(4) The contingent and fixed deferred acquisition consideration obligation was $102.1 million and $0.0 million, respectively, as of December 31, 2024, and $57.5 million and $43.6 million, respectively, as of December 31, 2023. The deferred acquisition consideration as of December 31, 2024, and December 31, 2023, includes $38.4 million and $29.3 million, respectively, expected to be settled in shares of Class A Common Stock.

10. Leases

The Company leases office space in North America, Europe, Asia, South America, Africa, and Australia. These spaces are primarily used for office and administrative purposes by the Company's employees in performing professional services. These leases are classified as operating leases and expire between years 2025 through 2034. The Company's finance leases are immaterial.

The Company's leasing policies are established in accordance with FASB's Accounting Standards Codification 842 ("ASC 842"), and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of-use lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company's implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability comprise of non-cancellable lease payments, payments based upon an index or rate, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease costs are recognized in the Consolidated Statements of Operations over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.

Some of the Company's leases contain variable lease payments, including payments based upon an index or rate. Variable lease payments based upon an index or rate are initially measured using the index or rate in effect at the lease commencement date and are included within the lease liabilities. Lease liabilities are not remeasured as a result of changes in the index or rate, rather changes in these types of payments are recognized in the period in which the obligation for those payments is incurred. In addition, some of our leases contain variable payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the facts and circumstances which the variable lease payments are based upon occur.

Some of the Company's leases include options to extend or renew the leases through 2044. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.

From time to time, the Company enters into sublease arrangements with unrelated third parties. These subleases are classified as operating leases and expire between years 2025 through 2032. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe.

As of December 31, 2024, the Company had entered into one operating lease for which the commencement date had not yet occurred because the premises is being prepared for occupancy by the landlord. Accordingly, this one lease represents an obligation of the Company that is not reflected within the Consolidated Balance Sheets as of December 31, 2024. The aggregate future liability related to this lease was $0.1 million.

The discount rate used for leases accounted for under ASC 842 is the Company's collateralized credit adjusted borrowing rate.

The following table presents lease costs and other quantitative information for the years ended December 31,:

	2024	2023	2022
	(dollars in thousands)		
Lease Cost:			
Operating lease cost	$75,117	$76,750	$ 75,190
Variable lease cost	23,782	20,924	18,575
Sublease rental income	(8,404)	(9,659)	(14,446)
Total lease cost	$90,495	$88,015	$ 79,319
Additional information:			
Cash paid for amounts included in the measurement of lease liabilities for operating leases			
Operating cash flows	$85,283	$88,955	$ 91,300
Right-of-use lease assets obtained in exchange for operating lease liabilities and other non-cash adjustments[1]	$22,105	$37,259	$ 27,761

_____

(1) Includes Right-of-use lease assets obtained in exchange for operating lease liabilities related to acquisitions.

As of December 31, 2024, the weighted average remaining lease term was 5.8 years, and the weighted average discount rate was 5.6%.

Operating lease expense is included in Office and general expenses in the Consolidated Statements of Operations. The Company's lease expense for leases with a term of 12 months or less is immaterial.

In the year ended December 31, 2024, the Company ceased using certain office space and as such recognized a charge of $1.7 million to reduce the carrying value of two of its right-of-use lease assets and related leasehold improvements. The right-of-use lease assets and related leasehold improvements were related to an agency within the Integrated Agencies Network and to Corporate.

In the year ended December 31, 2023, the Company ceased using certain office space and as such recognized a charge of $10.0 million to reduce the carrying value of four of its right-of-use assets and related leasehold improvements. The right-of-use lease assets were related to agencies within the Integrated Agencies Network and the Brand Performance Network.

In the year ended December 31, 2022, the Company recognized a charge of $2.6 million, to reduce the carrying value of three of its right-of-use lease assets and related leasehold improvements. The right-of-use lease assets and related leasehold improvements related to agencies within the Integrated Agencies Network and the Brand Performance Network.

With regard to the aforementioned impairments, the Company evaluated the facts and circumstances related to the use of the assets which indicated that they may not be recoverable. Using sublease income to develop expected future cash flows, it was determined that the fair value of the assets was less than their carrying value. The impairment charge is included in Impairment and other losses within the Consolidated Statements of Operations.

The following table presents minimum future rental payments under the Company's leases as of December 31, 2024, and their reconciliation to the corresponding lease liabilities:

	Maturity Analysis (dollars in thousands)
2025	$ 75,646
2026	63,482
2027	55,380
2028	49,550
2029	44,696
Thereafter	72,152
Total	360,906
Less: Present value discount	(55,314)
Lease liability	$305,592

11. Debt

The following tables present the Company's indebtedness as reported on the Consolidated Balance Sheets as of December 31,:

	2024	2023
	(dollars in thousands)	
Credit Agreement	$ 264,000	$ 59,000
5.625% Notes	1,100,000	1,100,000
Debt issuance costs	(10,376)	(13,172)
5.625% Notes, net of debt issuance costs	1,089,624	1,086,828
Total long-term debt	$1,353,624	$1,145,828

Interest expense related to long-term debt included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022 was $91.4 million, $88.7 million, and $73.8 million, respectively.

The amortization of debt issuance costs included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022 was $2.8 million, $3.2 million, and $2.4 million, respectively.

Revolving Credit Agreement

The Company is party to a senior secured revolving credit facility with a five-year maturity with a syndicate of banks (the "Credit Agreement"). The Credit Agreement provides revolving commitments of up to $640.0 million and permits restricted payments for share repurchases or redemptions from certain of its stockholders in an aggregate principal amount of up to $150.0 million.

The Credit Agreement contains sub-limits for revolving loans denominated in pounds and euros not to exceed the U.S. dollar equivalent of $50.0 million in pounds and $50.0 million in euros and $100.0 million in the aggregate. Additionally, the Credit Agreement contains a $15.0 million sub-limit for letters of credit denominated in pounds, euros or saudi riyals and any alternative currency that is agreed among the Borrowers, the applicable Issuing Bank and the Administrative Agent.

Borrowings pursuant to the Credit Agreement bear interest at a rate equal to, at the Company's option, (i) the greatest of (a) the prime rate of interest in effect on such day, (b) the federal funds effective rate plus 0.50% and (c) the Secured Overnight Financing Rate ("SOFR") plus 0.10%, plus 1% in each case, plus the applicable margin (calculated based on the Company's Total Leverage Ratio, as defined in the Credit Agreement) at that time or (ii) the SOFR rate plus 0.10% plus the applicable margin (calculated based on the borrowers' total leverage ratio) at that time.

Advances under the Credit Agreement may be prepaid in whole or in part from time to time without penalty or premium. The Credit Agreement commitment may be reduced by the Company from time to time. Principal amounts outstanding under the Credit Agreement are due and payable in full at maturity on August 3, 2026.

The Credit Agreement contains a number of financial and non-financial covenants and is guaranteed by substantially all of our present and future subsidiaries, subject to customary exceptions. The Company was in compliance with all covenants as of December 31, 2024.

A portion of the Credit Agreement in an amount not to exceed $50.0 million is available for the issuance of standby letters of credit. As of December 31, 2024 and December 31, 2023, the Company had issued undrawn outstanding letters of credit of $15.3 million and $16.2 million, respectively.

Senior Notes

The Company had $1.1 billion aggregate principal amount of 5.625% senior notes ("5.625% Notes") outstanding as of December 31, 2024. The 5.625% Notes are due August 15, 2029, and bear annual interest of 5.625% to be paid semiannually on February 15 and August 15 of each year.

The 5.625% Notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries. The 5.625% Notes rank (i) equally in right of payment with all of the Company's or any guarantor's existing and future unsubordinated indebtedness, (ii) senior in right of payment to the Company's or any guarantor's existing and future subordinated indebtedness, (iii) effectively subordinated to any of the Company's or any guarantor's existing and future secured indebtedness to the extent of the collateral securing such indebtedness, including the Credit Agreement, and (iv) structurally subordinated to all existing and future liabilities of the Company's subsidiaries that are not guarantors.

Our obligations under the 5.625% Notes are unsecured and are effectively junior to our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company, and any existing and future subsidiary guarantors, including all of the capital stock of each restricted subsidiary.

The Company may, at its option, redeem the 5.625% Notes in whole at any time or in part from time to time, on and after August 15, 2024 at a redemption price of 102.813% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2024, at a redemption price of 101.406% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2025 and at a redemption price of 100% of the principal amount thereof if redeemed on August 15, 2026 and thereafter.

If the Company experiences certain kinds of changes of control (as defined in the indenture), holders of the 5.625% Notes may require the Company to repurchase any 5.625% Notes held by them at a price equal to 101% of the principal amount of the 5.625% Notes plus accrued and unpaid interest. In addition, if the Company sells assets under certain circumstances, it may be required to use the net sale proceeds (as defined in the indenture) to offer to repurchase the 5.625% Notes at a price equal to 100% of the principal amount of the 5.625% Notes plus accrued and unpaid interest, up to the net sale proceeds amount.

The indenture includes covenants that, among other things, restrict the Company's ability and the ability of its restricted subsidiaries (as defined in the indenture) to incur or guarantee additional indebtedness; pay dividends on or redeem or repurchase the capital stock of the Company; make certain types of investments; create restrictions on the payment of dividends or other amounts from the Company's restricted subsidiaries; sell assets; enter into transactions with affiliates; create liens; enter into sale and leaseback transactions; and consolidate or merge with or into, or sell substantially all of the Company's assets to, another person. These covenants are subject to a number of limitations and exceptions. The 5.625% Notes are also subject to certain covenants, customary events of default, including cross-payment default and cross-acceleration provisions. The Company was in compliance with all covenants as of December 31, 2024.

12. Employee Benefit Plan

A subsidiary of the Company sponsors a defined benefit pension plan with benefits based on each employee's years of service and compensation. The benefits under the defined benefit pension plan are frozen.

Net Periodic Pension Cost and Pension Benefit Obligation

Net periodic pension benefit consists of the following components for the years ended December 31,:

	2024	2023	2022
Interest cost on benefit obligation	$ 1,362	$ 1,486	$ 1,104
Expected return on plan assets	(1,429)	(1,218)	(1,659)
Amortization of actuarial (gain)	(85)	(67)	—
Net periodic benefit (income) loss	$ (152)	$ 201	$ (555)
Settlement (gain)	—	(501)	(198)
Total periodic benefit income	$ (152)	$ (300)	$ (753)

The above components are included within Other, net on the Consolidated Statements of Operations.

The weighted average discount rate and expected return on plan assets that were used to determine net periodic costs were 5.34% and 6.50%, respectively, as of December 31, 2024, 5.47% and 6.50%, respectively, as of December 31, 2023, and 2.82% and 6.50%, respectively, as of December 31, 2022.

The expected return on plan assets is a long-term assumption established by considering historical and anticipated returns of the asset classes invested in by the pension plan and the allocation strategy currently in place among those classes.

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss) consist of the following components for the years ended December 31,:

	2024	2023	2022
Current year actuarial (gain)	$(1,693)	$(405)	$(4,088)
Amortization of actuarial gain	85	67	—
Total recognized in other comprehensive (income)	(1,608)	(338)	(4,088)
Total recognized in net periodic benefit (income) and other comprehensive (income)	$(1,760)	$(638)	$(4,841)

The following table summarizes the change in benefit obligation and fair values of plan assets for the years ended December 31,:

	2024	2023	2022
Change in benefit obligation:			
Benefit obligation, beginning balance	$26,461	$28,044	$ 40,005
Interest cost	1,362	1,486	1,104
Actuarial (gain) loss	(734)	535	(10,930)
Benefits paid	(2,317)	(3,604)	(2,135)
Benefit obligation, ending balance	24,772	26,461	28,044
Change in plan assets:			
Fair value of plan assets, beginning balance	22,396	19,235	26,355
Actual gain (loss) on plan assets	2,388	2,659	(4,985)
Employer contributions	981	4,106	—
Benefits paid	(2,317)	(3,604)	(2,135)
Fair value of plan assets, ending balance	23,448	22,396	19,235
Unfunded status	$ 1,324	$ 4,065	$ 8,809

Amounts recognized in the Consolidated Balance Sheets at December 31, consist of the following:

	2024	2023
Non-current liability	$1,324	$4,065
Net amount recognized	$1,324	$4,065

Amounts recognized in Accumulated other comprehensive loss before income taxes consists of the following components for the years ended December 31,:

	2024	2023	2022
Accumulated net actuarial gains	$6,756	$5,148	$4,810
Amount recognized	$6,756	$5,148	$4,810

As of December 31, 2024, and 2023, the weighted average discount rates used to determine benefit obligations were 5.75% and 5.34%, respectively.

The discount rate assumptions at December 31, 2024, and 2023 were determined independently. The discount rate was derived from the effective interest rate of a hypothetical portfolio of high-quality bonds, whose cash flows match the expected future benefit payments from the plan as of the measurement date.

Fair Value of Plan Assets and Investment Strategy

As of December 31, 2024, and 2023, the plan assets consisted of receivables, money market fund — short term investments, and mutual funds, which were all Level 1 assets within the fair value hierarchy. The fair value of the receivables, money market fund — short term investments, and mutual funds were approximately $0.1 million, $2.0 million, and $21.4 million, respectively, as of December 31, 2024, and approximately $0.1 million, $0.8 million, and $21.5 million, respectively, as of December 31, 2023.

See Note 18 of the Notes included herein for additional information regarding the fair value hierarchy.

The pension plan's weighted average asset allocation for the years ended December 31, 2024, and 2023 were as follows:

	Target Allocation	Actual Allocation	
	2024	2024	2023
Asset Category:			
Equity securities	56.0%	68.0%	69.6%
Debt securities	30.0%	23.6%	26.6%
Cash/cash equivalents and Short-term investments	14.0%	8.4%	3.8%
Total	100.0%	100.0%	100.0%

The goals of the pension plan investment program are to fully fund the obligation to pay retirement benefits in accordance with the plan documents and to provide returns that, along with appropriate funding from the Company, maintain an asset/liability ratio that is in compliance with all applicable laws and regulations and assures timely payment of retirement benefits.

Equity securities primarily include investments in companies located in the United States with readily available prices and mid to large-cap companies that are traded in foreign markets. Debt securities are diversified across different asset types with bonds issued in the United States as well as outside the United States. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the preceding tables.

Cash Flows

The pension plan contributions are deposited into a trust, and the pension plan benefit payments are made from trust assets. The Company made contributions to the pension plan totaling $1.0 million during 2024, $4.1 million during 2023, and did not make contributions in 2022. The Company estimates that it will make $1.0 million in contributions to the pension plan in 2025. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefit costs and contributions in future periods.

The estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the amount of $1.7 million in 2025, $1.8 million in 2026, $1.7 million in 2027, $1.7 million in 2028, $1.9 million in 2029, and $9.4 million thereafter.

13. Noncontrolling and Redeemable Noncontrolling Interests

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the option to purchase incremental ownership is within the Company's control, the amounts are recorded as Noncontrolling interests within Shareholders' Equity in the Consolidated Balance Sheets. Where the incremental purchase may be required of the Company, the amounts are recorded as Redeemable noncontrolling interests in mezzanine equity in the Consolidated Balance Sheets at their estimated acquisition date redemption value and adjusted at each reporting period for changes to their estimated redemption value through Retained earnings (but not less than their initial redemption value), except for foreign currency translation adjustments.

The following table presents Net income (loss) attributable to noncontrolling and redeemable noncontrolling interests between Class C shareholders and other equity interest holders for the years ended December 31,:

	2024	2023	2022
	(dollars in thousands)		
Net income attributable to Class C shareholders	$17,144	$39,066	$16,004
Net income attributable to other equity interest holders	2,636	3,076	5,986
Net income attributable to noncontrolling interests	$19,780	$42,142	$21,990
Net income (loss) attributable to redeemable noncontrolling interests	3,005	(634)	8,135
Net income attributable to noncontrolling and redeemable noncontrolling interests	$22,785	$41,508	$30,125

The following table presents noncontrolling interests between Class C shareholders and other equity interest holders as of December 31,:

	2024	2023
	(dollars in thousands)	
Noncontrolling interest of Class C shareholders	$423,428	$436,215
Noncontrolling interest of other equity interest holders[(1)]	21,746	32,362
Total noncontrolling interests	$445,174	$468,577

(1) In January 2024, the Company entered into an agreement to purchase the remaining noncontrolling ownership interest in a subsidiary it previously controlled, the consideration for which was a portion of the subsidiary that was transferred to the noncontrolling interest owner. The non-cash purchase resulted in a reduction of the subsidiary noncontrolling interest by approximately $10.2 million.

The following table presents changes in redeemable noncontrolling interests for the years ended December 31,:

	2024	2023
	(dollars in thousands)	
Beginning balance	$ 10,792	$ 39,111
Redemptions[(1)]	(17,039)	(22,172)
Additions	1,127	—
Distributions	(2,880)	(5,800)
Changes in redemption value[(2)]	13,363	442
Net income (loss) attributable to redeemable noncontrolling interests . . .	3,005	(634)
Currency translation adjustment	44	(155)
Ending balance	$ 8,412	$ 10,792

(1) Redemptions for the years ended December 31, 2024, and 2023 is associated with redeemable noncontrolling interest of certain brands we did not previously own. The amount was reclassified as a deferred acquisition contingent obligation (see Note 9).

(2) Changes in redemption value are the fair value changes from the acquisition date redemption value based on the options held by the minority interest holders, adjusted through Retained earnings.

The noncontrolling shareholders' ability to exercise any such option right is subject to the satisfaction of certain conditions, including conditions requiring notice in advance of exercise and specific employment termination conditions. In addition, these rights cannot be exercised prior to specified staggered exercise dates.

The exercise of these rights at their earliest contractual date would result in obligations of the Company to fund the related amounts during 2025 to 2027. It is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values. As such, there is no related impact on the Company's earnings (loss) per share calculations for the years ended December 31, 2024, and 2023.

Comprehensive Income (Loss) Attributable to Noncontrolling and Redeemable Noncontrolling Interests

For the year ended December 31, 2024, comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests was $7.2 million, which consists of $22.8 million of net income and $15.6 million of other comprehensive loss.

For the year ended December 31, 2023, comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests was $47.4 million, which consists of $41.5 million of net income and $5.9 million of other comprehensive income.

For the year ended December 31, 2022, comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests was $6.6 million, which consists of $30.1 million of net income and $23.5 million of other comprehensive loss.

14. Commitments, Contingencies, and Guarantees

Legal Proceedings. The Company's operating entities are involved in legal proceedings and regulatory inquiries of various types. While any litigation or investigation contains an element of uncertainty, the Company has no reason to believe that the outcome of such proceedings or claims will have a material adverse effect on the financial condition and results of operations of the Company.

Guarantees. Generally, the Company has indemnified the purchasers of certain assets in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying Audited Consolidated Financial Statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and would recognize any such losses under any guarantees or indemnifications in the period when those losses are probable and estimable.

Commitments. In the ordinary course of business, the Company enters into certain commitments. The following details the significant commitments of the Company at December 31, 2024:

The Company had $15.3 million of undrawn letters of credit outstanding. See Note 11 of the Notes included herein for additional information.

The Company entered into one operating lease for which the commencement date has not yet occurred. See Note 10 of the Notes included herein for additional information.

The Company enters into long-term, non-cancellable contracts with partner associations that include revenue or profit-sharing commitments related to the provision of its services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company. At December 31, 2024, the Company estimates its future minimum commitments under these non-cancellable agreements to be $10.5 million, $5.5 million, $4.0 million, $3.2 million, $2.9 million and $1.0 million for 2025, 2026, 2027, 2028, 2029, and thereafter, respectively.

The Company entered into a certain long-term, non-cancellable contract with a certain vendor for cloud services that requires the Company to commit to minimum spending over the contract term. At December 31, 2024, the Company estimates its future minimum commitments under this agreement to be $9.7 million, $8.7 million, $10.4 million, $12.7 million and $15.3 million for 2025, 2026, 2027, 2028, and 2029, respectively.

The Company entered into a certain long-term, non-cancellable contract with a certain vendor for a software license agreement that requires the Company to commit to minimum spending over the contract term. At December 31, 2024, the Company estimates its future minimum commitments under this agreement to be $14.1 million, $28.5 million and $21.8 million for 2025, 2026, and 2027, respectively.

15. Share Capital

The authorized and outstanding share capital of the Company is below.

Class A Common Stock

There are 1.0 billion shares of Class A Common Stock authorized, of which 114.8 million shares were issued and outstanding as of December 31, 2024. Each share of Class A Common Stock carries one vote and represents an economic interest in the Company.

Class C Common Stock

There are 250.0 million authorized shares of Class C common stock, of which 151.6 million shares were issued and outstanding as of December 31, 2024. Each share of Class C Common Stock carries one vote and does not represent an economic interest in the Company. Each share of Class C Common Stock is paired with a corresponding common unit of Stagwell Global LLC ("OpCo"), the Company's only operating subsidiary (each such paired share of Class C Common Stock and common unit of OpCo, a "Paired Unit"). Each holder of Paired Units may, at its option, exchange such Paired Units for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Unit for one share of Class A Common Stock).

Class A Common Stock Repurchases

The Company may purchase shares of outstanding Class A Common Stock under its Repurchase Program. On November 6, 2024, the board of directors (the "Board") authorized an extension and a $125.0 million increase in the size of our Repurchase Program. Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $375.0 million of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on November 6, 2027.

Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices, including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified, or discontinued at any time without prior notice. Our Board will review the Repurchase Program periodically and may authorize adjustments of its terms.

During the year ended December 31, 2024, 14.8 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an average price of $6.31 per share, for an aggregate value, excluding fees, of $93.5 million. The repurchased shares included 4 million shares of Class A Common Stock repurchased from certain affiliates of The Goldman Sachs Group, Inc. at a price of $6.34 per share, for an aggregate purchase price of $25.4 million.

The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $169.9 million as of December 31, 2024.

Employee Stock Purchase Plan

A total of 3.0 million shares of Class A Common Stock are reserved for sale under the Company's 2023 Employee Stock Purchase Plan (the "ESPP") to eligible employees as defined in the plan. Under the ESPP, eligible employees can elect to withhold up to 15% of their earnings, subject to certain maximums, to purchase shares of Class A Common Stock on certain plan-defined dates. The purchase price for each offering period is 92.5% of the fair market value of shares of Class A Common Stock at the end of the offering period. The plan is considered compensatory resulting in the fair value of the discount being expensed over the service period.

The total number of shares authorized that remain available to be issued was 2.7 million as of December 31, 2024. During the years ended December 31, 2024, and 2023, there were no material expenses incurred by the Company related to the ESPP, and contributions to the ESPP were nominal.

Stock-based Awards

The Company's outstanding stock-based awards consist of restricted stock units, restricted stock and stock appreciation rights ("SAR awards"). The total number of shares authorized that remained available to be issued for future awards was 2.3 million as of December 31, 2024.

For the years ended December 31, 2024, 2023, and 2022, the Company recognized total stock-based compensation expense related to all stock compensation awards of $44.9 million, $51.2 million, and $36.7 million, respectively. The related income tax benefit for the years ended December 31, 2024, 2023, and 2022 was $4.7 million, $6.3 million, and $4.1 million, respectively.

The following tables summarize stock-based activity of awards authorized under our employee stock incentive plans and awards (such as inducement awards) and other share-based commitments that have met the requirements to be issued separate from shareholder-approved stock incentive plans.

The following table presents information about time-based and performance-based restricted stock and restricted stock unit awards:

	Time-Based Awards		Performance-Based Awards	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2023	7,172	$7.23	3,711	$7.56
Granted	4,943	6.22	1,791	5.56
Vested	(5,133)	7.32	(887)	8.62
Forfeited	(337)	6.92	(78)	8.79
Balance at December 31, 2024	6,645	$6.43	4,537	$6.55

The weighted average grant date fair value of time-based awards granted in 2023 and 2022 was $7.19 and $7.38 per share, respectively. The weighted average grant date fair value of performance-based awards granted in 2023 and 2022 was $7.24 and $8.68 per share, respectively.

The vesting of the performance-based awards is contingent primarily upon the Company meeting certain cumulative revenue and earnings targets, primarily three years, and continued employment through the vesting date. The term of the time-based awards is generally three years with vesting generally one to three years. The vesting period of the time-based and performance-based awards is generally commensurate with the requisite service period.

The total fair value of restricted stock and restricted stock unit awards, which vested during the years ended December 31, 2024, 2023, and 2022, was $33.3 million, $38.4 million, and $77.3 million respectively. At December 31, 2024, the weighted average remaining contractual life for time-based and performance-based awards was 0.48 years and 1.28 years, respectively.

At December 31, 2024, the unrecognized compensation expense for time-based awards was $11.9 million and will be recognized over a weighted average period of 0.48 years.

At December 31, 2024, the unrecognized compensation expense for performance-based awards was $11.7 million and will be recognized over a weighted average period of 1.28 years.

The following table presents information about SAR awards:

| | SAR Awards | | |
| | | Weighted Average Grant Date Fair Value | Weighted Average Exercise Price |
	Shares		
Balance at December 31, 2023	3,122	$2.59	$5.74
Granted	—	—	—
Forfeited	—	—	—
Exercised	(500)	3.41	2.19
Balance at December 31, 2024	2,622	$2.44	$6.42

We use the Black-Scholes option-pricing model to estimate the fair value of SAR awards.

The grant date fair value of the SAR awards granted in 2023 ranged from $2.10 to $2.35 per share. The assumptions used to value the SARS granted in 2023 were as follows: expected life ranging from 3 to 4 years, risk free interest rate of approximately 4.6%, expected volatility ranging from 34.6% to 36.7%, and dividend yield of 0%. These SAR awards vest in 1 to 3 years. The vesting period of these awards is generally commensurate with the requisite service period. The term of these awards is 5 years. There were no SAR awards granted or forfeited in 2022 and 2024.

Certain of the Company's SAR awards are settled in cash. These awards are liability classified and remeasured at each reporting period. As of December 31, 2024, the assumptions for the Black-Scholes model for these awards were as follows: expected life ranging from 1 to 2.2 years, risk free interest rate of approximately 4%, expected volatility ranging from 27.9% to 31.0%, and dividend yield of 0.0%. The remaining term of these awards as of December 31, 2024, ranges from approximately 2.0 years to 3.2 years.

For the year ended December 31, 2024, 0.6 million SAR awards vested. As of December 31, 2024, 2.5 million SAR awards vested and were exercisable.

The total intrinsic value of SAR awards exercised during the years ended December 31, 2024, 2023 and 2022 was $2.2 million, $8.1 million, and $0.1 million respectively. As of December 31, 2024, the aggregate intrinsic value of the SAR awards outstanding was $3.0 million and the weighted average remaining contractual life for these awards was 1.8 years. As of December 31, 2024, the aggregate intrinsic value of the SAR awards exercisable was $3.0 million and the weighted average remaining contractual life for these awards was 1.7 years. The weighted average exercise price of SAR awards exercisable as of December 31, 2024, was $6.40.

At December 31, 2024, the unrecognized compensation expense for these awards was nominal and will be recognized over a weighted average period of 0.7 years.

Subsidiary Awards

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The profits interests awards generally provide the employee with the right, but not the obligation, to sell its profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are settled in cash and the corresponding liability was $18.5 million and $20.3 million at December 31, 2024, and 2023, respectively and is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. The change in fair value of these awards resulted in an increase in stock-based compensation for the years ended December 31, 2024, and 2023 of $7.1 million and $3.9 million, respectively. This was included as a component of stock-based compensation in Cost of Services within the Statements of Operations.

16. Changes in Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income (loss) for the years ended December 31,:

	Defined Benefit Pension	Foreign Currency Translation	Total
Balance at December 31, 2022	$ 4,810	$(20,288)	$(15,478)
Other comprehensive income before reclassifications	338	2,073	2,411
Other comprehensive income	338	2,073	2,411
Balance at December 31, 2023	$ 5,148	$(18,215)	$(13,067)
Other comprehensive loss before reclassifications	(2,186)	(8,520)	(10,706)
Other comprehensive loss	(2,186)	(8,520)	(10,706)
Balance at December 31, 2024	$ 2,962	$(26,735)	$(23,773)

17. Income Taxes

The components of the Company's income before income taxes and equity in earnings of non-consolidated affiliates by taxing jurisdiction for the years ended December 31, were:

	2024	2023	2022
Income (Loss):			
U.S.	$36,368	$66,432	$31,681
Non-U.S.	1,355	24,637	43,904
	$37,723	$91,069	$75,585

The provision (benefit) for income taxes by taxing jurisdiction for the years ended December 31, were:

	2024	2023	2022
Current tax provision			
U.S. federal	$ 7,139	$ 4,868	$ 13,229
U.S. state and local	4,359	3,103	8,106
Non-U.S.	12,370	13,143	22,368
	23,868	21,114	43,703
Deferred tax provision (benefit):			
U.S. federal	607	18,168	(16,132)
U.S. state and local	248	7,017	701
Non-U.S.	(11,541)	(5,742)	(2,810)
	(10,686)	19,443	(18,241)
Income tax expense	$ 13,182	$40,557	$ 25,462

A reconciliation of income tax expense (benefit) using the U.S. federal income tax rate compared with actual income tax expense for the years ended December 31, is as follows:

	2024	2023	2022
Income before income taxes, equity in non-consolidated affiliates and noncontrolling interest	$37,723	$91,069	$ 75,585
Statutory income tax rate	21.0%	21.0%	21.0%
Tax expense using U.S. statutory income tax rate	$ 7,922	$19,124	$ 15,873
Impact of disregarded entity structure	(3,384)	(8,520)	(3,355)
Foreign, net	1,208	(3,684)	6,930
State taxes, net	3,701	8,422	8,807
Stock compensation	2,244	400	(1,342)
Valuation allowance	5,198	11,791	4,932
Deferred acquisition consideration adjustments	(2,079)	1,299	(72)
Revaluation of TRA step up	—	(424)	(5,109)
Gain on sale of business	—	8,347	—
Prior year adjustments	(3,464)	5,617	(17,205)
Goodwill impairments	—	—	14,645
Other, net	1,836	(1,815)	1,358
Income tax expense	$13,182	$40,557	$ 25,462
Effective income tax rate	34.9%	44.5%	33.7%

The Company is a corporation with an investment in a limited liability company classified as a partnership for U.S. federal income tax purposes, and as such a portion of the consolidated income is not subject to taxes from a U.S. federal income tax perspective. The tax rate of 21.0% has been used to capture the U.S. federal taxes of the Company and the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.

In August 2022, the United States enacted to the Inflation Reduction Act of 2022 ("IRA"), which creates a new book minimum tax of at least 15% of consolidated GAAP pre-tax income for corporations with average book income in excess of $1 billion. The Company's tax liability has not increased as a result of this new book minimum tax.

Income taxes receivable were $27.0 million and $21.6 million as of December 31, 2024, and 2023, respectively, and were included in Other current assets on the Consolidated Balance Sheets. Long-term income taxes receivable were $10.4 million and $12.5 million as of December 31, 2024, and 2023, and were included in Other assets on the Consolidated Balance Sheets. Income taxes payable were $12.1 million and $5.7 million as of December 31, 2024, and 2023, respectively, and were included in Accruals and other liabilities on the Consolidated Balance Sheets.

The tax effects of significant temporary differences representing deferred tax assets and liabilities as of December 31, were as follows:

	2024	2023	2022
Deferred tax assets:			
Net operating losses	$ 38,482	$ 29,835	$ 44,001
Tax credits	6,719	6,355	7,104
Operating lease liability	44,356	50,657	52,442
Interest deductions	37,384	36,618	30,681
Accruals and other liabilities	1,010	252	2,794
TRA and related step-up, net of amortization	27,335	29,007	30,556
Other	8,128	13,568	10,584
Gross deferred tax asset	163,414	166,292	178,162
Less: valuation allowance	(30,583)	(26,288)	(14,395)
Net deferred tax assets	$132,831	$140,004	$163,767
Deferred tax liabilities:			
Right-of-use lease asset – operating leases	33,163	38,261	40,012
Property and equipment, net	5,065	11,553	9,329
Goodwill and intangibles	94,126	83,335	85,990
Residual basis differences	—	—	—
Other	790	205	940
Total deferred tax liabilities	133,144	133,354	136,271
Net deferred tax asset (liability)	$ (313)	$ 6,650	$ 27,496
Deferred tax assets	$ 46,926	$ 47,159	$ 68,375
Deferred tax liabilities	(47,239)	(40,509)	(40,879)
	$ (313)	$ 6,650	$ 27,496

Tax Receivables Agreement

In connection with the closing of the Transaction, we entered into the Tax Receivables Agreement ("TRA") with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from exchanges of Paired Units (defined in Note 15) for shares of Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the TRA.

The Company accounts for amounts payable under the TRA in accordance with ASC 450-Contingencies. We will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance and a corresponding reduction to the TRA liability. The amounts to be recorded for both the deferred tax assets and the liability under the TRA will be estimated at the time of any purchase or exchange as a reduction to shareholders' equity, and the effects of changes in any of our estimates after this date will be included in net income or loss. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income or loss.

In the first quarter of 2022, the Company had its first exchange of Paired Units for shares of Class A Common Stock and recorded its initial TRA liability. Further exchanges have been made in the subsequent quarters in 2022 and no further exchanges in 2023 or 2024. As of December 31, 2024, and 2023, the Company has recorded a TRA liability of $26.7 million and $26.9 million, respectively, and a deferred tax asset, net of amortization of $27.3 million and $29.0 million, respectively, in connection with the exchanges of the Paired Units and the projected obligations under the TRA.

Stagwell Inc. itself has net operating loss carryforwards of $62.1 million relating to U.S. states which expire years 2025 through 2042 and indefinite net operating loss carryforwards of $4.5 million relating to U.S. states. Stagwell Inc. also has foreign and state tax credits of $6.7 million which expire between 2025 and 2034.

Stagwell Inc.'s consolidated corporate subsidiaries also have net operating loss carryforwards which expire in years 2025 through 2044. These definite lived net operating loss carryforwards consist of $12.5 million relating to U.S. federal, $14.4 million relating to states and $44.4 million relating to non-U.S. The corporate subsidiaries also have indefinite net operating loss carryforwards which consist of $24.2 million relating to U.S. federal, and $2.0 million relating to U.S. states, and $69.3 million relating to non-U.S. The majority of the consolidated corporate subsidiaries' U.S. tax attributes are subject to an annual limitation as a result of historic acquisitions which constituted a change of ownership as defined under Internal Revenue Code 382.

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates all positive and negative evidence and considers factors such as the reversal of taxable temporary differences, taxable income in eligible carryback years, future taxable income, and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

The Company maintained a valuation allowance of $30.6 million as of December 31, 2024, relating to both U.S. and foreign deferred tax assets, and $26.3 million as of December 31, 2023 relating to U.S. and foreign deferred tax assets.

The Company is permanently reinvested with respect to its foreign earnings in certain jurisdictions, and no deferred taxes have been recorded related to such earnings as the determination of the amount is not practicable. The Company currently does not intend to distribute previously taxed income. Upon distribution in the future, the Company may incur state and foreign withholding taxes on such income, the amount of which is not practicable to compute.

As of December 31, 2024, and 2023, the Company recorded a liability for unrecognized tax benefits as well as applicable penalties and interest in the amount of $2.1 million and $1.8 million, respectively. If these unrecognized tax benefits were to be recognized, it would affect the Company's effective tax rate.

It is the Company's policy to classify interest and penalties arising in connection with unrecognized tax benefits as a component of income tax expense. As of December 31, 2024, and 2023, accrued penalties and interest included in unrecognized tax benefits were $2.1 million and $1.8 million, respectively.

A reconciliation of the change in unrecognized tax benefits exclusive of penalties and interest is as follows:

	2024	2023
A reconciliation of the change in unrecognized tax benefits is as follows:		
Unrecognized tax benefit – Beginning Balance	$ 9	$ 2,136
Current year positions	—	288
Prior period positions	—	(1,840)
Settlements	—	(289)
Lapse of statute of limitations	—	(286)
Unrecognized tax benefits – Ending Balance	$ 9	$ 9

It is reasonably possible that the amount of unrecognized tax benefits could decrease by less than $0.1 million in the next twelve months as a result of expiration of certain statute of limitations.

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The statute of limitations for tax years prior to 2021 are closed for U.S. federal purposes. The statute of limitations for tax years prior to 2014 have also expired in non-U.S. jurisdictions.

18. Fair Value Measurements

A fair value measurement assumes a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The hierarchy for observable and unobservable inputs used to measure fair value into three broad levels are described below:

- Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2 — Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

- Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The following table presents certain information for our financial liability that is not measured at fair value on a recurring basis as of December 31,:

	2024		2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
5.625% Notes	$1,100,000	$1,048,311	$1,100,000	$1,010,658

The fair value of this instrument is based on quoted market prices in markets that are not active. Therefore, this debt is classified as Level 2 within the fair value hierarchy.

Financial Instruments Measured at Fair Value on a Recurring Basis

Contingent deferred acquisition consideration (Level 3 fair value measurement) is initially recorded at the acquisition date fair value and adjusted at each reporting period. The estimated liability is determined in accordance with models of each business' future performance, including revenue growth and free cash flows. These models are dependent upon significant assumptions, such as the growth rate of the earnings of the relevant subsidiary during the contractual period and the discount rate. These growth rates are consistent with the Company's long-term forecasts. As of December 31, 2024, the discount rate used to measure these liabilities ranged from 4.7% to 7.2%.

As these estimates require the use of assumptions about future performance, which are uncertain at the time of estimation, the fair value measurements presented on the Consolidated Balance Sheets are subject to uncertainty.

See Note 9 of the Notes included herein for additional information regarding contingent deferred acquisition consideration.

As of December 31, 2024, and December 31, 2023, the carrying amount of the Company's financial instruments, including cash, cash equivalents, accounts receivable and accounts payable, approximated fair value because of their short-term maturity.

Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment.

See Note 8 of the Notes included herein for additional information on goodwill and intangible assets and Note 10 of the Notes included herein for additional information on right-of-use lease assets.

19. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, including its affiliates. The transactions may range in the nature and value of services underlying the arrangements. The following table presents significant related party transactions where a related party receives services from the Company:

| | Revenue | | | Due From Related Party | |
| | Year Ended December 31, | | | December 31, | |
Services	2024	2023	2022	2024	2023
Marketing and advertising services[1]	$ —	$2,576	$ 2,240	$ —	$1,518
Marketing and advertising services[2]	3,752	894	7,449	—	4,381
Marketing and website development services[3]	3,034	3,566	7,185	601	694
Polling services[4]	828	1,042	379	192	160
Polling and public relation services[5]	361	350	339	55	39
Polling services[6]	—	1,046	3,450	—	—
Marketing and advertising services[6]	4,917	—	—	—	—
Total	$12,892	$9,474	$21,042	$848	$6,792

(1) A member of the Company's Board was the President of a client. This person retired from his position and is no longer an employee of the client effective January 2, 2024.

(2) Brands' partners and executives either hold a key leadership position in or are on the board of directors of the client.

(3) A member of the Company's Board is the managing director of a client.

(4) A family member of the Company's Chief Executive Officer holds a key leadership position in the client.

(5) A family member of the Company's President holds a key leadership position in the client.

(6) Founder of the client has significant interest in the Company.

In 2022, the Company made loans to three employees of a subsidiary each in the amount of $0.9 million, together with interest on the unpaid principal balance at a fixed interest rate equal to 3.5% per annum, compounding quarterly. The cash from the loan was used by the employees to purchase the noncontrolling interest of 13.3% in TMA Direct. As of December 31, 2024, and December 31, 2023, $2.7 million and $2.7 million, respectively, was due from the related parties and included in Other assets on the Consolidated Balance Sheets.

20. Segment Information

The Company adopted ASU 2023-07, Segment Reporting (Topic 280) Improvements to Segment Disclosures ("ASU 2023-07"), in the fourth quarter of 2024, which requires enhanced disclosure about significant segment expenses.

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Mark Penn, Chief Executive Officer and Chairman, to make decisions regarding resource allocation for the segment and assess its performance. Once operating segments are identified, the Company performs an analysis to determine if aggregation of operating segments is applicable. This determination is based upon a quantitative analysis of the expected and historic average long-term profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes included herein.

The CODM uses Adjusted EBITDA as a key metric, to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. Adjusted EBITDA is defined as Net income excluding non-operating income or expense to achieve operating income, plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, and other items. Other items primarily includes restructuring, certain system implementation and acquisition-related expenses.

The Company has three reportable segments as follows: "Integrated Agencies Network", "Brand Performance Network", and the "Communications Network". The composition of these segments are as follows:

- The **Integrated Agencies Network** includes five operating segments: the Anomaly Alliance, Constellation, the Doner Partner Network, Code and Theory Network, and National Research Group. The operating segments offer an array of complementary services spanning our core capabilities of Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, Stagwell Marketing Cloud Group and Creativity & Communications. The Brands included in the operating segments that comprise the Integrated Agencies Network reportable segment includes: Anomaly Alliance (Anomaly, What's Next Partners), Constellation (72andSunny, Crispin LLC, Colle McVoy, Hunter, Redscout, Team Enterprises, Harris Insights, Movers and Shakers, and Team Epiphany), the Doner Partner Network (Doner, KWT Global, Harris X, Veritas, Doner North, and Yamamoto), Code and Theory Network (Code and Theory, Instrument, Left Field Labs), and National Research Group.

  These operating segments share similar characteristics related to (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments may occasionally compete with each other for new business or have business move between them.

- The **Brand Performance Network** ("BPN") comprises a single operating segment. BPN includes a unified media and data management structure with omnichannel media placement, creative media consulting, influencer and business-to-business marketing capabilities. Our Brands in this segment aim to provide scaled creative performance through developing and executing sophisticated omnichannel campaign strategies leveraging significant amounts of consumer data. BPN's Brands provide media solutions such as audience analysis, media planning, and buying across a range of digital and traditional platforms (out-of-home, paid search, social media, lead generation, programmatic, television, broadcast, among others) and includes multichannel Brands Assembly, CPB International, Stagwell Production, Vitro, Forsman & Bodenfors, Goodstuff, Bruce Mau, digital creative & transformation consultancy Gale, B2B specialist Multiview, CX specialists Kenna, and travel media experts Ink.

- The **Communications Network** reportable segment comprises a single operating segment, our specialist network that provides advocacy, strategic corporate communications, investor relations, public relations, online fundraising and other services to both corporations and political and advocacy organizations and includes Allison, SKDK, Targeted Victory, and Consulum.

The Company combines and discloses operating segments that do not meet the aggregation criteria and includes the elimination of certain intercompany services and revenue, within "All Other." All Other consists of the Company's "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools.

The Company reports corporate expenses as "Corporate." Corporate consists of corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office.

The Company made changes to its internal management and reporting structure in the first quarter of 2024, resulting in a change to its reportable segments (Networks). Specifically, certain agencies previously within the Brand Performance Network are now in the Integrated Agencies Network. The 2023 period has been recast to reflect the reclassification of certain reporting units (Brands) between operating segments.

| | Year Ended December 31, 2024 | | | |
	Integrated Agencies Network	Brand Performance Network	Communications Network	Total
	(dollars in thousands)			
Revenue[(1)]	$1,535,445	$751,884	$515,140	$2,802,469
Billable costs	262,692	100,654	181,345	544,691
Staff costs	792,041	397,301	177,629	1,366,971
Administrative costs	128,954	93,155	37,057	259,166
Unbillable and other costs*	72,756	65,901	2,235	140,892
Adjusted EBITDA	279,002	94,873	116,874	490,749
Adjusted EBITDA – All Other				(15,824)
Adjusted EBITDA – Corporate				(64,138)
Total Consolidated Adjusted EBITDA				410,787
Stock-based compensation				52,161
Depreciation and amortization				151,652
Deferred acquisition consideration				22,995
Impairment and other losses				1,715
Other items, net				49,196
Operating Income				133,068
Interest expense, net				(92,317)
Foreign exchange, net				(1,656)
Other, net				(1,372)
				(95,345)
Income before income taxes and equity in earnings of non-consolidated affiliates				37,723
Income tax expense				13,182
Income before equity in earnings of non-consolidated affiliates				24,541
Equity in income of non-consolidated affiliates				503
Net income				25,044
Net income attributable to noncontrolling and redeemable noncontrolling interests				(22,785)
Net income attributable to Stagwell Inc. common shareholders				$ 2,259

---

(1) Total consolidated revenue of $2,841,216 also includes revenue associated with operating segments that do not meet the aggregation criteria and elimination of certain intercompany service and revenue, which amounted to $38,747.

* For each reportable segment, Unbillable and other costs includes costs to fulfill customer contract requirements such as research and subscription related costs, audience measurement, data and analytics, and panels and survey costs; and also includes travel related expenses associated with contract fulfillment.

	Year Ended December 31, 2023			
	Integrated Agencies Network	Brand Performance Network	Communications Network	Total
	(dollars in thousands)			
Revenue[1]	$1,418,711	$728,174	$333,707	$2,480,592
Billable costs	185,913	100,364	88,446	374,723
Staff costs	768,846	386,803	159,165	1,314,814
Administrative costs	122,618	87,337	33,664	243,619
Unbillable and other costs*	71,776	55,891	613	128,280
Adjusted EBITDA	269,558	97,779	51,819	419,156
Adjusted EBITDA – All Other				(10,607)
Adjusted EBITDA – Corporate				(48,410)
Total Consolidated Adjusted EBITDA				360,139
Stock-based compensation				57,179
Depreciation and amortization				142,831
Deferred acquisition consideration				13,060
Impairment and other losses				11,395
Other items, net				45,147
Operating Income				90,527
Interest expense, net				(90,644)
Foreign exchange, net				(2,960)
Gain on sale of business				94,505
Other, net				(359)
				542
Income before income taxes and equity in earnings of non-consolidated affiliates				91,069
Income tax expense				40,557
Income before equity in earnings of non-consolidated affiliates				50,512
Equity in loss of non-consolidated affiliates				(8,870)
Net income				41,642
Net income attributable to noncontrolling and redeemable noncontrolling interests				(41,508)
Net income attributable to Stagwell Inc. common shareholders				$ 134

_____

(1) Total consolidated revenue of $2,527,177 also includes revenue associated with operating segments that do not meet the aggregation criteria and elimination of certain intercompany service and revenue, which amounted to $46,585.

* For each reportable segment, Unbillable and other costs includes costs to fulfill customer contract requirements such as research and subscription related costs, audience measurement, data and analytics, and panels and survey costs; and also includes travel related expenses associated with contract fulfillment.

	Year Ended December 31, 2022					
	Integrated Agencies Network	Brand Performance Network	Communications	All Other	Corporate	Total
	(dollars in thousands)					
Revenue	$1,474,970	$757,208	$435,652	$19,962	$ —	$2,687,792
Adjusted EBITDA	$ 292,293	$115,835	$ 87,032	$ (931)	$(43,111)	$ 451,118
Stock-based compensation						33,152
Depreciation and amortization . . .						131,273
Deferred acquisition consideration						(13,405)
Impairment and other losses						122,179
Other items, net						18,691
Operating Income						159,228
Interest expense, net						(76,062)
Foreign exchange, net						(2,606)
Other, net						(4,975)
						(83,643)
Income before income taxes and equity in earnings of non-consolidated affiliates						75,585
Income tax expense						25,462
Income before equity in earnings of non-consolidated affiliates						50,123
Equity in loss of non-consolidated affiliates						(79)
Net income						50,044
Net income attributable to noncontrolling and redeemable noncontrolling interests						(30,125)
Net income attributable to Stagwell Inc. common shareholders						$ 19,919

The Company's long-lived assets (i.e., Right-of-use lease assets-operating leases and Fixed asset, net) was $292.1 million ($231.9 million in the United States and $60.2 million in all other countries) as of December 31, 2024 and $332.1 million ($268.5 million in the United States and $63.6 million in all other countries) as of December 31, 2023.

The Company's CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore, total segment assets have not been disclosed.

See Note 5 of the Notes included herein for a summary of the Company's revenue by geographic region for the years ended December 31, 2024, 2023, and 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not Applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO"), who is our principal executive officer, and Chief Financial Officer ("CFO"), who is our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, under the supervision of and with the participation of the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in *Internal Control-Integrated Framework* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

We excluded Unicepta and Consulum from our assessment of internal control over financial reporting as of December 31, 2024 because they were acquired in business combinations during 2024. The combined total assets and total revenues of these acquired businesses represent less than 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Form 10-K.

Remediation of Previously Disclosed Material Weaknesses

As previously disclosed in Part II, "Item 9A — Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2023, management had identified material weaknesses in our internal control over financial reporting as of December 31, 2023.

Management, with the oversight of our Audit Committee, implemented several enhancements to internal control over financial reporting throughout 2024 in order to remediate the material weaknesses, including those noted below:

- We increased the number of and realigned personnel with the requisite levels of accounting knowledge, experience, and training in finance and accounting functions.

- We designed and implemented controls over our risk assessment process that include detailed qualitative and quantitative factors to identify and assess risks and implement or modify controls in response to those risks, including potential risks related to the ongoing performance of controls at both the agency and consolidated Company-level.

116

- We improved existing controls across business processes covering significant accounts, including controls over the review of journal entries and account reconciliations and income tax controls.

- We enhanced agency and Company-level management review controls to improve monitoring of internal control over financial reporting.

- We created and operationalized a new compliance function, whose objective is to provide continuous monitoring and improvement of internal controls at our agencies.

- We formalized internal control policies and procedures and conducted multiple in-depth training and coaching sessions with control owners throughout the Company.

As of December 31, 2024, management determined that the enhancements to controls, including those noted above, have been in place and operating for a sufficient period of time and concluded, through testing, that the material weaknesses have been remediated.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, even an effective control system that operates at a reasonable assurance level may fail to detect misstatements due to error or fraud may occur and not be detected.

Item 9B.   Other Information

During the quarterly period covered by this Form 10-K, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item, and not set forth below, will be included in the Company's Proxy Statement for the 2025 Annual General Meeting of Stockholders (the "2025 Proxy Statement"), to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

Executive Officers of Stagwell Inc.

The executive officers of Stagwell Inc. as of March 11, 2025, are:

Name	Age	Office
Mark Penn	71	Chairman of the Board, Chief Executive Officer
Jay Leveton	48	President
Frank Lanuto	62	Chief Financial Officer
Ryan Greene	47	Chief Operating Officer
Peter McElligott	40	General Counsel
Vincenzo DiMaggio	50	Senior Vice President, Chief Accounting Officer

There is no family relationship among any of the executive officers or directors.

Mr. Penn joined MDC in March 2019, prior to the business combination that formed the Company, and currently serves as Chairman of the Board and Chief Executive Officer. Mr. Penn has also been the Managing Partner and President of The Stagwell Group, a private equity fund that invests in digital marketing services companies, since its formation in 2015. Previously, Mr. Penn served as Microsoft's Executive Vice President and Chief Strategy Officer and held Chief Executive Officer position in multiple strategic public relation firms.

Mr. Leveton joined the Company in August 2021 as President. Prior to joining MDC, Mr. Leveton served as a Partner of The Stagwell Group, where he was responsible for sourcing, integrating and scaling Stagwell's portfolio of companies, since July 2015. Previously, Mr. Leveton served as the Executive Vice President, Worldwide at Burson-Marsteller, a global public relations firm, from November 2010 to July 2015. Mr. Leveton has more than 20 years of leadership experience in marketing communications services and extensive experience in high-level political and corporate market research.

Mr. Lanuto joined MDC in June 2019, prior to the business combination that formed the Company, as Chief Financial Officer. Prior to joining MDC, Mr. Lanuto served as Vice President, Corporate Controller at Movado Group, Inc. since August 2015. Before Movado Group, he spent over 17 years overseeing global financial functions and operations activities in the advertising, marketing and media services industries.

Mr. Greene joined the Company in August 2021 as Chief Operating Officer. Prior to joining Stagwell Inc., Mr. Greene served as Chief Financial Officer of The Stagwell Group since September 2015. Previously, Mr. Greene served as a Financial Management Consultant at MorganFranklin Consulting from October 2013 to September 2015, where he serviced clients across a variety of industries, including advertising technology, healthcare, financial services, and defense contractors, in connection with initial public offerings, mergers and acquisitions and business process reengineering. Prior to MorganFranklin, Mr. Greene worked in various financial leadership roles for several agencies of Omnicom Group Inc.'s Diversified Agency Services network. Earlier in his career, Mr. Greene held corporate finance and operations roles with Ernst & Young LLP, B|Com3 (acquired by Publicis Groupe), and Arthur Andersen, where he was employed in the Technology, Media and Telecom group.

Mr. McElligott joined MDC in March 2021, prior to the business combination that formed the Company, and became our General Counsel in February 2022. Prior to joining MDC., Mr. McElligott served as General Counsel of RapidSOS, Inc. from October 2019 to March 2021 and General Counsel of Spruce Holdings Inc. from January 2017 to October 2019. Previously, Mr. McElligott held positions as senior legal counsel at Citrix

Systems Inc., a member of the corporate strategy team at Microsoft, and with a Washington, D.C. based law firm. Mr. McElligott started his legal career as a clerk for Judge James Loken on the 8th Circuit Court of Appeals.

Mr. DiMaggio joined MDC in 2018, prior to the business combination that formed the Company, as Chief Accounting Officer. Prior to joining MDC, he served as the Senior Vice President, Global Controller & Chief Accounting Officer at Endeavor, from 2017 to 2018. Prior thereto, he worked at Viacom Inc. from 2012 to 2017 as Senior Vice President, Deputy Controller and at the New York Times Company from 1999 to 2012 ultimately serving as its Vice President, Assistant Corporate Controller.

Code of Conduct

The Company has adopted a Code of Conduct, which applies to all directors, officers (including the Company's Chief Executive Officer and Chief Financial Officer) and employees of the Company and its subsidiaries. The Company's policy is to not permit any waiver of the Code of Conduct for any director or executive officer, except in extremely limited circumstances. Any waiver of this Code of Conduct for directors or officers of the Company must be approved by the Board. Amendments to and waivers of the Code of Conduct will be publicly disclosed as required by applicable laws, rules and regulations. The Code of Conduct is available free of charge on the Company's website at *www.stagwellglobal.com/investors*, or by writing to Stagwell Inc., One World Trade Center, Floor 65, New York, New York 10007, Attention: Investor Relations. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, certain provisions of the Code of Conduct that apply to its principal executive officer, principal financial officer and principal accounting officer by posting such information on its website, at the address and location specified above.

Insider Trading Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of Company securities that applies to our directors, officers, all other employees, consultants to and contractors. We also follow certain procedures for the repurchase of our securities. We believe that our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. Executive Compensation

The information required by this item will be included in the 2025 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2025 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be included in the 2025 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included in the 2025 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   Financial Statement Schedules

The Financial Statements and Schedules listed in the accompanying Index to the Audited Consolidated Financial Statements in Item 8 are filed as part of this report. Schedules not included in the Index have been omitted because they are not applicable.

Schedule II — 1 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – allowance for doubtful accounts:					
December 31, 2024	$ 7,072	$6,254	$(7,057)	$(173)	$ 6,096
December 31, 2023	10,369	2,589	(5,939)	53	7,072
December 31, 2022	5,638	7,755	(2,908)	(116)	10,369

Schedule II — 2 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – valuation allowance for deferred income taxes:					
December 31, 2024	$26,288	$ 5,198	$ —	$(902)	$30,584
December 31, 2023	14,395	11,791	—	102	26,288
December 31, 2022	5,825	4,932	3,638	—	14,395

(b)   Exhibits

The exhibits listed on the accompanying Exhibits Index are filed as a part of this report.

Item 16.   Form 10-K Summary

None.

Exhibit No.	Description
2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and MDC Partners Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on December 22, 2020).
2.2	Amendment No. 1 to the Transaction Agreement, dated as of June 4, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 7, 2021).
2.3	Amendment No. 2 to the Transaction Agreement, dated as of July 8, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on July 9, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Stagwell Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed on May 9, 2023).
3.2	Amended and Restated Bylaws of Stagwell Inc. (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on August 2, 2021).
4.1	Indenture, dated as of August 20, 2021, among Stagwell Global LLC (f/k/a Midas OpCo Holdings LLC), the Note Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 20, 2021).
4.2	Form of 5.625% Senior Note due 2029 (included in Exhibit 4.1).
4.3	Description of Securities (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K filed on March 11, 2024).
10.1	Second Amended and Restated Limited Liability Company Agreement of Stagwell Global LLC dated as of March 23, 2022. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 28, 2022).
10.2	Amended and Restated Credit Agreement, dated as of August 2, 2021, as amended, among Stagwell Marketing Group LLC, Stagwell Global LLC, Maxxcom LLC, the other Borrowers and Loan Parties party thereto, the Lenders and other parties party thereto, and JP Morgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 9, 2023).
10.3	Securities Purchase Agreement, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C., dated as of February 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 15, 2017).
10.3.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Broad Street Principal Investments, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 4, 2021).
10.4	Securities Purchase Agreement, by and between MDC Partners Inc. and Stagwell Agency Holdings LLC, dated as of March 14, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 15, 2019).
10.4.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 4, 2021).
10.5	Registration Rights Agreement, dated August 2, 2021, by and among the Company and the Stagwell Parties (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 2, 2021).
10.6	Tax Receivable Agreement, dated August 2, 2021, by and among the Company, Midas OpCo Holdings LLC and Stagwell Media LP (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 2, 2021).
10.7	Information Rights Letter Agreement, dated August 2, 2021, by and among the Company, Stagwell Media LP, Stagwell Group LLC and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 2, 2021).

Exhibit No.	Description
10.8	Stock Repurchase Agreement, dated May 9, 2023, Between Stagwell Inc. and the entities listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 9, 2023).
10.9†	Second Amended and Restated Employment Agreement, dated as of March 11, 2022, by and between the Company and Mark Penn (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed March 17, 2022).
10.9.1†	Amended and Restated Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 11, 2022 (incorporated by reference to Exhibit 10.10.2 to the Company's Form 10-K filed March 17, 2022).
10.9.2†	Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 1, 2023 (incorporated by reference to Exhibit 10.9.3 to the Company's Form 10-K filed on March 6, 2023).
10.10†	Employment Agreement dated as of May 6, 2019, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 8, 2019).
10.10.1†	Employment Agreement Amendment, dated as of September 8, 2021, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 8, 2021).
10.11†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Jay Leveton (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 16, 2021).
10.12†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Ryan Greene (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 16, 2021).
10.13†	Employment Agreement between the Company and Vincenzo DiMaggio, dated as of May 8, 2018 (incorporated by reference to Exhibit 10.10 to the Company's 10-K filed on March 18, 2019).
10.14†	MDC Partners Inc. 2011 Stock Incentive Plan, as approved and adopted by the shareholders of the Company on June 1, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 1, 2011).
10.15†	Stagwell Inc. Second Amended and Restated 2016 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on June 14, 2022).
10.15.1†	Form of Financial Performance-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.15.1 to the Company's Form 10-K filed on March 11, 2024).
10.15.2†	Form of Time-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.15.2 to the Company's Form 10-K filed on March 11, 2024).
10.15.3†	Form of Financial Performance-Based Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q filed on November 9, 2021).
10.16†	Stagwell Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on March 7, 2023).
10.17†	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 7, 2022).
10.18†	Stagwell Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 1, 2024).
19	Stagwell Inc. Insider Trading Policy*
21	Subsidiaries of Registrant*
23.1	Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP*
23.2	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP*

Exhibit No.	Description
24	Power of Attorney (included on the signature pages to this Form 10-K)*
31.1	Certification by Chief Executive Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification by Chief Financial Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification by Chief Executive Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification by Chief Financial Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Stagwell Inc. Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K filed on March 11, 2024).
101	Interactive Data File, for the period ended December 31, 2024. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.*
104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document and are included in Exhibit 101.*

---

*   Filed herewith.

**   Furnished herewith

†   Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGWELL INC.

/s/ Frank Lanuto

Frank Lanuto
Chief Financial Officer and Authorized Signatory
March 11, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Lanuto and Vincenzo DiMaggio, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

STAGWELL INC.

/s/ Mark Penn

Mark Penn
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)
March 11, 2025

/s/ Frank Lanuto

Frank Lanuto
Chief Financial Officer
(Principal Financial Officer)
March 11, 2025

/s/ Vincenzo DiMaggio

Vincenzo DiMaggio
Chief Accounting Officer
(Principal Accounting Officer)
March 11, 2025

/s/ Charlene Barshefsky

Ambassador Charlene Barshefsky
Director
March 11, 2025

/s/ Bradley Gross
_____
Bradley Gross
Director
March 11, 2025

/s/ Wade Oosterman
_____
Wade Oosterman
Director
March 11, 2025

/s/ Desirée Rogers
_____
Desirée Rogers
Director
March 11, 2025

/s/ Eli Samaha
_____
Eli Samaha
Director
March 11, 2025

/s/ Irwin D. Simon
_____
Irwin D. Simon
Lead Independent Director
March 11, 2025

/s/ Rodney Slater
_____
Secretary Rodney Slater
Director
March 11, 2025

/s/ Brandt Vaughan
_____
Brandt Vaughan
Director
March 11, 2025

BOARD OF DIRECTORS



Mark J. Penn
Chairman and Chief Executive Officer
Stagwell Inc.



Irwin D. Simon
Lead Independent Director
Chairman and CEO, Tilray Brands, Inc.



Ambassador Charlene Barshefsky
Director
Chair, Parkside Global Advisors



Bradley J. Gross
Director
Partner and Managing Director,
Goldman Sachs & Co.



Wade Oosterman
President and CEO
Peyden Inc.



Desirée Rogers
Director
CEO, Black Opal, LLC



Eli Samaha
Director
Managing Partner, Madison Avenue
Partners, LP



Secretary Rodney Slater
Director
Partner, Squire Patton Boggs



Brandt Vaughan
Director
CEO, Ballmer Enterprises

EXECUTIVE OFFICERS



Mark J. Penn
Chairman and Chief Executive Officer



Jay Leventon
President



Frank Lanuto
Chief Financial Officer



Ryan Greene
Chief Operating Officer



Peter McElligott
General Counsel



Vincenzo DiMaggio
SVP, Chief Accounting Officer

TRANSFER AGENT
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800-937-5449

INVESTOR RELATIONS
For Investor Relations information, contact
Ben Allanson, Director of Investor Relations,
at ir@stagwellglobal.com.

STOCK EXCHANGE LISTING
The Class A common stock of the Company is listed
on NASDAQ under the trading symbol "STGW".

